
03022633

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Hong Kong Electric Holdings Ltd

*CURRENT ADDRESS Hong Kong Electric Centre
44 Kennedy Road
Hong Kong

**FORMER NAME

**NEW ADDRESS


PROCESSED
JUN 19 2003
THOMSON
FINANCIAL

FILE NO. 82- 4086 FISCAL YEAR 12/31/00

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

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OICF/BY: EBS

DATE : 6/6/03



Hongkong Electric Holdings Limited
香港電燈集團有限公司

Annual Report 2000

Powering **Ahead**



Hongkong Electric Holdings Limited
香港電燈集團有限公司

Annual Report 2000

Powering **Ahead**

Corporate Information

Chairman	George C. Magnus
Deputy Chairman	Canning Fok Kin-ning
Group Managing Director	Tso Kai-sum
Executive Directors	Andrew J. Hunter Kam Hing-lam Francis Lee Lan-yee Victor Li Tzar-kuoi Frank J. Sixt
Directors	Ronald J. Arculli Susan M.F. Chow Holger Kluge Ralph Raymond Shea Wong Chung-hin Ewan Yee Lup-yuen
Company Secretary	Lillian Wong
Registered Office	Electric Centre, 28 City Garden Road, Hong Kong Telephone: 28433111 Fax: 25371013 E.mail: Mail@hec.com.hk Website: www.hec.com.hk
Bankers	The Hongkong and Shanghai Banking Corporation Limited
Solicitors	Johnson Stokes & Master
Auditors	KPMG
Registrars	Central Registration Hong Kong Limited 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong
ADR Depositary	Citibank, N.A. American Depositary Receipts Services 111 Wall Street, New York, N.Y. 10043, U.S.A.

Financial Calendar

Half-year results	announced 10th August 2000
Full-year results	announced 8th March 2001
Annual Report	posted to shareholders on or before 12th April 2001
Share register closed	3rd May 2001 to 10th May 2001
Annual General Meeting	to be held 10th May 2001

Dividends per share

Interim 54.0 cents paid 2nd October 2000

Hongkong Electric Holdings Limited (HEH) was established in 1976 to serve as the holding company of The Hongkong Electric Company, Limited (HEC), the main operating company of the HEH Group. HEC is responsible for the generation, transmission and distribution of power to Hong Kong Island, Ap Lei Chau and Lamma Islands.

HEC's power station on Lamma has a total installed capacity of 3,305 MW and its transmission and distribution network comprises a network of over 360 kilometres of transmission line and more than 3,390 distribution substations. The company history dates back to 1890.

Contents

Financial Highlights

HK$ million	2000	1999	1998	1997	1996
Turnover	**10,643**	9,690	9,759	8,499	8,117
Profit attributable to shareholders	**5,535**	5,286	4,967	4,709	4,154
Dividends	**3,233**	3,088	2,899	2,748	2,485
Fixed assets	**41,592**	39,661	37,645	35,011	32,202
Shareholders' funds	**28,445**	24,987	21,273	19,205	17,244

HK$					
Earnings per share	**2.62**	2.58	2.46	2.33	2.06
Dividends per share	**1.515**	1.4875	1.435	1.360	1.230

Note: As a result of interest income being classified as other revenue in 2000, turnover for the years from 1996 to 1999 has been adjusted for comparison purpose.


Profit attributable to shareholders HK$ million
5,600
5,400
5,200
5,000
4,800
4,600
4,400
4,200
4,000
3,800
3,600
96
97
98
99
00


Dividends per share HK$
1.60
1.50
1.40
1.30
1.20
1.10
1.00
0.90
0.80
0.70
0.60
96
97
98
99
00


Turnover HK$ million
12,000
10,500
9,000
7,500
6,000
4,500
3,000
1,500
96
97
98
99
00


Fixed Assets HK$ million
45,000
40,000
35,000
30,000
25,000
20,000
15,000
10,000
96
97
98
99
00

Chairman's Statement

2000 was a significant year for the Hongkong Electric Group marking a new era of expansion. We received approval from the Hong Kong SAR Government to proceed with the planned 1,800 MW extension of the Lamma Power Station and completed our first full year as a major investor overseas.

Results

The Group's audited consolidated profit, after tax and Scheme of Control (SOC) transfers, for the year ended 31st December 2000 was HK$5,535 million, an increase of 4.7% over the previous year's HK$5,286 million.

Final Dividend

The Directors will recommend a final dividend of 97.5 cents per share. This, together with the interim dividend of 54 cents per share, will give a total dividend of HK$1.515 per share for the year (1999: HK$1.4875 per share).

Hong Kong Operations

2000 was again characterized by rising levels of efficiency, dependability and customer service in our Hong Kong operations. For the fifth year in a row, we achieved a reliability of supply of 99.999%, a statistic more significant this year in light of fears that the Y2K issue could cause particular difficulties for our industry. This achievement is a testament to our continued investment in people, systems and equipment.

The transmission and distribution system was further upgraded, the number of distribution substations rising to 3,391. The new integrated coal handling system improved loading rates. We completed the conversion of our control systems to digital format, which will further enhance reliability and ease of maintenance.

The Group's efforts to raise service quality through the use of the latest technology, including the wireless internet, to increase speed of response and personalization coupled with our dependable power supply contributed to the 40% rise in unsolicited customer commendations to 879.

These technologies are also allowing us to increase productivity by continuously reducing costs, through lower staffing levels and an ability to monitor operations more closely.

These efficiencies contributed greatly towards our being able to limit the necessary tariff increase for 2001 to 4.87% and to avoid any increase at all for low-usage customers.

Lamma Extension

The approval granted in May 2000 by Government of our Financial Plan covering the period through to 2004, which includes the Lamma Power Station extension, is of great significance for our customers and our long term future. Our operational results this year lend support to the projections we made indicating that Hong Kong needs the additional 300 MW capacity of the extension's first phase to be operational in 2004 at the latest. As other parts of the world are experiencing, failure to add required capacity in a timely manner can greatly reduce reliability of supply while increasing the cost to the consumer, and sometimes causing major disruptions to business. The Group is totally committed to ensuring that Hong Kong's status as a major financial and service centre is fully supported by a reliable power system. The project has made a good start and sensible checks and balances have been agreed with Government to ensure that new generating capacity comes on stream in line with demand growth.

Overseas Business

At the end of 1999, we successfully completed the acquisition of the electricity distribution assets of ETSA Utilities in the State of South Australia under a 200 year lease, in equal partnership with Cheung Kong Infrastructure Holdings Limited. In September 2000 we made a similar investment in the neighboring State of Victoria, jointly acquiring Powercor Australia Limited for A$2,315 million.

Through these investments, we have acquired quality assets in an environment that promises steady revenue growth. The first year of operations in Australia has been very encouraging, and we are examining potential synergies between the neighboring ETSA and Powercor systems. Both businesses have demonstrated their potential to exceed our initial projections in the future.

In mainland China we have taken a US$100 million pre-IPO stake in CNOOC Limited, which has recently listed in Hong Kong and New York. In addition, the Group has expanded its relationship with CNOOC and has been allocated, on terms to be agreed, a 3% equity interest in the planned Shenzhen liquefied natural gas terminal which will be a main gas supplier to our power station expansion.



Artist's impression of the Power Station at Lamma showing the planned extension to include six new gas fired units.

Outlook

The continuing economic recovery in Hong Kong, should translate into a further increase in unit sales of electricity in 2001 which will support steady revenue growth.

We will continue to actively examine suitable opportunities overseas and increase our emphasis on overseas investment, in order to capitalize on our proven technical expertise as well as our strong balance sheet, sound credit rating and robust cashflow.

I am confident that 2001 will be another step forward in the new era of overseas growth and that the Group's future prospects are excellent.

Personnel

The Board accepted the resignation of Mr. Richard Li Tzar-kai during the year. On behalf of our directors and shareholders I would like to thank him for his valuable support and contribution. I would like to thank all Group employees for their continued loyalty and hard work which enabled the Group to make such an encouraging start to the new millennium.

George C. Magnus
Chairman

Hong Kong, 8th March 2001



The Lamma Extension

Reliably supplying
the powerhouse of Asia

We have consistently maintained reliability of supply to Hong Kong exceeding 99.999%.


Hong Kong Island
Lamma Island


Lamma Power Station

Operations Review

Sales of electricity grew by 3.5% over 1999 to 9,992 million KWh. Maximum demand rose by 3.2% to 2,417 MW, another record high and in line with our long term forecasts. The performance is a significant rebound that reflects Hong Kong's improving economy and the growth of our user base. All market segments recorded increases, led by a 3.9% rise in commercial sales, which accounted for 71.5% of the total. The number of customers rose to 525,563.

We encountered no Y2K related incidents and reliability of supply was maintained at 99.999%.

Generation

The Generation division continued to exceed targets for reliability, availability, efficiency and safety while increasing productivity through reductions in headcount and operational expenditure.

As a continued effort to enhance the efficiency and reliability of Lamma Power Station, three older units have been retrofitted in stages with digital control systems. The submerged scraper conveyor system retrofitted to three units for handling bottom ash from boiler furnace came into operation. This has significantly reduced discharge to the sea and facilitated the industrial use of bottom ash, a proactive step in the drive towards sustainable development. Work on remaining units will be completed by 2002.

In line with the worldwide drive towards higher efficiency in power generation, two of the existing gas turbines are being converted to a combined cycle unit by installing a steam-cycle bottoming system. By recovering the waste heat energy from the gas turbine exhaust, the conversion will produce an extra output of 115 MW without consuming additional fuel. The combined cycle unit will be in operation in mid 2002.

Low-sulphur coal remains our main fuel supply and consumption in 2000 rose to nearly four million tonnes. The new integrated coal handling system has increased average loading rates and saved costs. We continue to find ways to reduce the cost of coal, one of the Group's main expense categories, through competitive sourcing.

To meet the future demand for electricity, design and planning for the construction of the first gas-fired combined cycle unit as an extension to the Lamma Power Station is well underway. The unit is scheduled for commercial operation in 2004.

Productivity 1991-2000


4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
5.5
5.0
4.5
4.0
3.5
3.0
2.5
2.0
91 92 93 94 95 96 97 98 99 00
Units sold per employee (millions of kWh)
Number of employees (thousand)

Units sold 1991-2000 (millions of kWh)


8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
91 92 93 94 95 96 97 98 99 00
Commercial
Domestic
Industrial

Extending
our customer services

The increasing number of customers managing their accounts via our website, and our new integrated telecoms and computer system, have further improved our service standards.



Transmission and Distribution (T&D)

A range of improvement works carried out during the year contributed to this performance, including commissioning 82 new distribution substations and laying 225 km of 11kV cables.

To meet customers' future needs, reinforcement work on the transmission network continues to be carried out, including the construction of new primary substations and transmission cables in Eastern/Central areas.

In 2000, we introduced a new group billing service for larger customers and a new Wireless Application Protocol (WAP) service. We have also introduced the Computer-Telephone-Integration (CTI) System at our call centre to increase its operational efficiency and to provide more personalised service.

The record reliability achieved during the year was mirrored by increasing levels of customer satisfaction and all 18 existing pledged service standards covering our dealings with customers were exceeded.

Written Commendation Statistics


900
800
700
600
500
400
300
200
100
0
92
93
94
95
96
97
98
99
00
Written Commendations received

Building
on our strengths



The acquisition of the power distribution networks in South Australia (ETSA) and Victoria (Powercor) is a major step in expanding our international investments and capitalising on our experience and technical expertise.

The ETSA network serves Adelaide (above).

International

Hongkong Electric International Limited (HEI)

HEI's first major investment of A$3,250 million to acquire the power distribution assets of the State of South Australia, ETSA Utilities, was concluded in late 1999. The first year of ETSA's operation under the joint ownership of HEI and Cheung Kong Infrastructure Holdings Limited (CKI) has proceeded smoothly. ETSA successfully refinanced its short-term debt, secured an A-/A3 long-term credit rating and completed the transition from public to private ownership. During the period ended 31st December 2000, the company increased sales of electricity by 10.7% while reducing costs by 7.6%. This produced revenues of A$584 million yielding a profit, before interest and tax, of A$262 million.

In September 2000, HEI completed another investment in Powercor Australia Limited in the neighboring State of Victoria, again in an equal partnership with CKI. Powercor is Victoria's largest electricity distribution and retail business, annually distributing over 8,000 GWh of electric power to 566,000 consumers. The A$2,315 million purchase of Powercor is an attractive investment in its own right, whose value we will maximise through increasing operational efficiency. It also offers potential synergies with our ETSA operations, through economies of scale that can be derived from shared services, combined purchasing and reduced operating costs.

Extracts from the financial statements of both these businesses are shown on pages 50 to 51.

Associated Technical Services Limited (ATS)

ATS again made a positive contribution to the Group's results, as its increasing reputation translated into a steady flow of overseas consultancy contracts, despite a competitive environment. New contracts have been secured in China, Hong Kong and overseas for the provision of management training, marketing of switchgears and engineering services.



Melbourne's western suburbs, serviced by Powercor Australia, include some of the fastest growing areas of Victoria.

People

Training

Technical excellence and superior levels of customer service are indispensable to the Group's success and we take great care to attract, retain and develop the right people, while optimising the size of our workforce.

During 2000, 1,496 staff participated in various training courses organized by the Group. These courses included computer applications, system engineering, occupational safety and health, environmental engineering and overseas training. The Generation division conducted over 20,000 man-hours of training, focusing on enabling people to acquire multiple skills. The new simulator we commissioned during the year will be used to augment our training in 2001.

Health and Safety

The company's active 'safety first' culture continues to pay dividends. In 2000, HEC's Generation and T&D divisions achieved a Disabling Injury Frequency Rate of 0.36% and zero respectively, which is classified as "excellent" by international standards. The two divisions also outperformed teams from other companies to win safety quizzes organized by the Hong Kong's Occupational Health and Safety Council, for the fourth year running.


UTILITY

We have an enviable safety record and this was further extended throughout 2000. Ongoing investment ensures that we have the latest technology to monitor power and distribution operations reliably and safely to the highest international standards.

Operating reliably and safely
to international standards


MOTOR CURRT.
FLUE GAS SYSTEM
ABSORP. SYSTEM
MIST ELIMI SYSTEM
F-GAS STOP LOGIC

New legislation was introduced during the year requiring increased training in general safety and certification for workers in confined spaces. Our outstanding record enabled us to secure approval from the Labour Department for our in-house training courses, which can now certify Group employees and those of contractors.

Personnel Review

The Group's total remuneration costs for the year, excluding directors' emoluments, amounted to HK$1,096 million. As at 31st December 2000, the Group employed 2,366 permanent staff, a reduction of 79 from the previous year. No share options scheme is in place. The salary freeze imposed in 1999 was extended into 2000 due to the difficult economic conditions.

Meeting local demands and environmental responsibilities

The need to supply reliable power is always balanced with environmental and social concerns. Air quality at our power station is carefully protected with over 99% of fly ash removed and stored in sealed silos to be recycled in cement making.


ASH STORAGE
SILO
H.E.C.

Corporate Citizenship

The Group is dedicated to making a positive contribution to the wider community and the environment.

Environmental Care

Care for the environment is fully integrated into all of the Group's planning and operations. We invest substantially to counter air, water and noise pollution. 2000 again saw no major environmental complaints and full compliance with relevant legislation.

We have devoted much effort during the year to the development of our Environmental Management System, which after its introduction in 2001 will raise our environmental monitoring to the highest international standards. We neared our target of zero ash disposals, with two more units converted to a closed loop system that allows ash to be recycled for cement making. Our rainwater collection schemes have further reduced our use of supplied water.

Throughout 2000, we continued our research into renewable energy. A feasibility study into wind energy is under way and data from wind monitoring stations is being collected and evaluated. We are sponsoring a study by the University of Hong Kong into photovoltaics, which convert sunlight into electricity. In July, we installed a solar hot water supply system at the Lamma Power Station that uses sunlight to heat water directly for use in the facility's washrooms.

Our deep concern for the environment is well demonstrated by plans for the Lamma extension, which has passed all required regulatory approvals. The use of natural gas as the fuel for base load will minimize emissions, cutting those of sulphur dioxide by 60%. We will also ensure that associated works, including the undersea gas pipeline, are to the highest environmental standards.



Advanced noise reduction technology is installed at our substations as part of our commitment to minimising effects on the environment.

Community Outreach

During the year, we increased our concessionary tariff scheme that helps many elderly and disabled people to enjoy the benefits of electricity. We developed a special home page on our website to assist the visually impaired, the first utility in Hong Kong to do so. We continued to support local charities and activities in promotion of a cleaner environment. We also built a new helicopter-landing pad at our Lamma facility to help evacuate local people in need of urgent medical treatment. The Lamma Power Station also saw the opening of a new visitor centre to cater to the growing number of visitors.

Treasury

Our well respected treasury department uses the balance sheet and access to the international capital markets to optimise the use of capital in continuing operations and new investments. Excluding overseas investments, the Group achieved an average cost of borrowing which is amongst the lowest for public companies in Hong Kong.

During the year, the Group took on additional external borrowings of HK$6,200 million to fund our new investments overseas. Innovative financings for the ETSA and Powercor acquisitions, involving combinations of bridge financing, interest-rate hedging, syndicated loans and Australian dollar denominated bond issues, ensured a low cost of capital.

The average maturity of our debt is between two and five years and 61% is fixed rate. The treasury's focus on risk management and control means that financing transactions relate directly to our underlying business. The Group typically secures funds in Hong Kong or US dollars and uses a variety of instruments to hedge currency and interest rate risk. Approximately 99% of the Group's borrowings in relation to operations in Hong Kong were denominated in or swapped into Hong Kong dollars. Those arising from overseas investments are similarly hedged.

Corporate Governance

HEH is committed to ensuring high standards of corporate governance. We believe this approach is increasingly important to our shareholders. Guided by the regulations of The Stock Exchange of Hong Kong and practices in international markets such as the United States, we have developed codes of conduct for employees and directors that cover ethical, safety, environmental, provident fund and shareholder issues.

Report of the Directors

(Expressed in Hong Kong Dollars)

The Directors have pleasure in submitting their Annual Report together with the audited accounts for the year ended 31st December 2000.

Group Activities

The principal activity of the Group is the generation and supply of electricity.

Accounts

The Group Profit and Loss Account for the year ended 31st December 2000 is set out on page 27 and shows the Group profit, after tax and Scheme of Control transfers, of $5,535 million (1999: $5,286 million). The state of the Company's and the Group's affairs as at 31st December 2000 are set out in the accounts on pages 27 to 49.

Dividends

An interim dividend of 54 cents (1999: 53.75 cents) per share was paid to shareholders on 3rd October 2000 and the Directors recommend a final dividend of 97.5 cents (1999: 95 cents) per share payable on 11th May 2001 to shareholders who are registered on the register of members on 10th May 2001.

Reserves

Movements in the reserves of the Company and the Group during the year are set out in note 21 on the accounts.

Share Capital

Particulars of the movements in share capital are set out in note 20 on the accounts.

Purchase, Sale or Redemption of Shares

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's issued shares during the year (1999: Nil).

Charitable Donations

Donations by the Group during the year amounted to $2 million (1999: $2 million).

Fixed Assets

Additions to Group fixed assets for the year amounted to $3,549 million (1999: $3,621 million). The movements in fixed assets during the year are set out in note 11 on the accounts.

Directors

The Directors in office at the date of this report are listed on the inside front cover of the Annual Report.

Mr. Richard Li Tzar-kai resigned as a Director on 16th August 2000.

In accordance with Article 116 of the Company's Articles of Association, the Directors retiring by rotation are Mr. George C. Magnus and Mrs. Susan M.F. Chow, who, being eligible, offer themselves for re-election.

Directors' Service Contracts

None of the Directors offering themselves for re-election at the forthcoming Annual General Meeting has a service contract which is not determinable by the Company within one year without payment of compensation (other than statutory compensation) (1999: Nil).

Independent Non-executive Directors' Remuneration

A director's fee of $50,000 per annum (1999: $50,000 per annum) (or such amount on a pro-rata basis by reference to the period of service during the year) is payable to each independent non-executive Director of the Company. No other emoluments are paid or payable to the independent non-executive Directors of the Company during the year.

Contracts of Significance

No contract of significance to which the Company or any of its subsidiaries was a party and in which a Director of the Company had a material interest, subsisted at the end of the year or at any time during the year.

Major Customers and Suppliers

The Group's five largest customers combined did not exceed 30% of the Group's total turnover for the years ended 31st December 2000 and 1999.

The largest supplier of revenue items for the year represents 29.5% (1999: 13.6%) of the Group's total purchase of revenue items, and the combined total of the largest five suppliers accounts for 64.6% (1999: 59.0%).

The holding company of a substantial shareholder who owns more than 5% of the Company's issued share capital, has a 50% interest in one of the above five largest suppliers. Save as disclosed above, at 31st December 2000 and 1999, none of the Directors or shareholders to the knowledge of the Directors, had any interest in the above five largest suppliers.

Connected Transactions

(1) The Hongkong Electric Company, Limited ("HEC"), a wholly-owned subsidiary of the Company, had on 4th February 1986 entered into an agreement in the usual and ordinary course of its business with Total Energy Resources (Hong Kong) Limited ("Total Energy"), a company which is 50% owned by Hutchison Whampoa Limited, pursuant to which HEC agreed to purchase coal on normal commercial terms from Total Energy at a consideration to be reviewed annually. Hutchison Whampoa Limited is the holding company of Cheung Kong Infrastructure Holdings Limited, a substantial shareholder of the Company. Approximately 6.0% (1999: 17.1%) of HEC's coal purchases during the year were supplied by Total Energy at a total value of approximately $46 million (1999: $140 million). The coal price was determined in 2000 by reference to the then prevailing market price for coal. The agreement has been disclosed to shareholders in a circular dated 16th May 1987. The terms of the annual extension of the agreement are hereby disclosed in accordance with Rule 14.25(1) of the Rules Governing the Listing of Securities of The Stock Exchange of Hong Kong Limited ("Listing Rules").

(2) On 28th March 2000, HEC entered into an agreement with HUD General Engineering Services Ltd. ("HUD") whereby HUD agreed to erect a coal unloading and conveying system (the "System") at the Group's Lamma power station jetty extension at a consideration of $25.5 million for the transport of the coal used by the Group in the production of electricity from the jetty to the power plant. The said sum is payable by monthly progress payments for work completed, subject to a retention of 5% which shall be released to HUD upon the issue of the final certificate on the expiration of a 12 months' defects liability period from the completion of the erection of the System. The erection of the System is expected to be completed by 1st May 2001.

    HUD is 50% owned by Hutchison Whampoa Limited which in turn is the holding company of the substantial shareholder of the Company, Cheung Kong Infrastructure Holdings Limited. Shareholders have been informed of the above agreement in a press announcement dated 28th March 2000 and the particulars thereof are herein disclosed pursuant to Rule 14.25(1) of the Listing Rules.

(3) On 3rd August 2000, CKI/HEI Electricity Distribution Pty Ltd (the "Purchaser"), a company ultimately 50% owned by each of the Company and Cheung Kong Infrastructure Holdings Limited (the substantial shareholder of our Company), entered into an agreement with PacifiCorp International Group Holdings Company and ScottishPower plc to purchase 100% of the shares of Pan-Pacific Global Corporation and Eastern Investment Company which together indirectly owned all of the electricity distribution and retail assets in Australia of Powercor Australia Limited. The total consideration was A$2,315 million (approximately HK$10,001 million), of which A$1,683 million (approximately HK$7,271 million) was payable to the vendors and certain external creditors of the acquired entities on completion before 6th September 2000 and the balance on account of the US$400 million (approximately HK$3,120 million) note debt obligations of Powercor Australia, LLC (one of the acquired entities) was not due until 15th January 2008. The Company agreed to guarantee the Purchaser's obligations under the agreement on a several basis pro rata to its shareholding interest in the Purchaser, and limited to A$225 million (approximately HK$972 million).

    On 6th September 2000, HEI Transmission Finance (Australia) Pty Ltd ("HEITFA"), a wholly owned subsidiary of the Company, utilising funds from banking facilities guaranteed by the Company, advanced to the Purchaser and two of the acquired entities (being Powercor Australia Limited and Powercor Australia, LLC) a total sum of A$844 million (approximately HK$3,646 million) for completion of the purchase (including paying out certain external debt obligations of those acquired entities). The advance is unsecured, carries the same interest rates at which HEITFA obtained the funds from various financial institutions plus a margin in respect of the corporate guarantee and is repayable on demand (subject to a subordination arrangement agreed with Powercor group's senior creditors). Shareholders have been informed of the above transaction by a press announcement dated 3rd August 2000 and the particulars thereof are herein disclosed pursuant to Rule 14.25(2)(b) of the Listing Rules.

(4) On 14th December 2000, HEC entered into an agreement (the "Agreement") with HUD General Engineering Services Ltd. ("HUD") whereby HUD agreed to supply with complete erection, inspection, testing and commissioning a circulating water system (the "System") for the combined cycle plant at the Group's Lamma power station at a consideration of approximately $11 million. The said sum which will be funded by internal resources is payable to HUD by progress payments for equipment delivered and work completed, subject to a retention of 5% which shall be released to HUD on the expiration of a 12 months' defects liability period from the date of the taking over certificate. The erection of the System is expected to be completed by June 2002.

    HUD is 50% owned by Hutchison Whampoa Limited which in turn is the holding company of the substantial shareholder of the Company, Cheung Kong Infrastructure Holdings Limited. Shareholders have been informed of the above agreement in a press announcement dated 14th December 2000 and the particulars thereof are herein disclosed pursuant to Rule 14.25(1) of the Listing Rules.

(5) The Stock Exchange of Hong Kong Limited ("Stock Exchange") has granted a conditional waiver to the Company from the requirement of disclosure by press notice as stipulated in Chapter 14 of the Listing Rules in connection with the agreements set out below.

    HEC has entered into two agreements with A.S. Watson Group (HK) Limited ("Watson"), a subsidiary of Hutchison Whampoa Limited. Pursuant to the agreement dated 7th January 1999, Watson agreed to supply and install different types of electric water heaters for private estates from 1st March 1999 to 28th February 2001. The unit prices of these heaters are fixed during the contract period and the price is payable by HEC within 30 days against certified invoices for water heaters installed. Pursuant to the agreement dated 17th January 2000, Watson agreed to supply and install different types of electric appliances to residents in certain public estates in the year 2000. The unit prices of these electric appliances are set out in the agreement. The difference between the price the residents pay and the unit price set out in the agreement is payable by HEC within 30 days after completion of installation and receipt of invoice. The aggregate amount incurred by HEC under the two agreements during the year is approximately $8 million.

HEC has entered into an agreement dated 16th April 1999 and a variation order dated 22nd May 2000 with Green Island Cement (Holdings) Limited ("GIC"), a subsidiary of Cheung Kong Infrastructure Holdings Limited, pursuant to which GIC agreed to supply limestone powder to HEC from 1st May 1999 to 30th April 2001. HEC will order limestone powder from GIC from time to time and the price is calculated according to the unit rates set out in the agreement and the variation order and is payable within 30 days upon receipt of an invoice from GIC. The amount incurred by HEC under the agreement during the year is approximately $6 million.

In accordance with one of the conditions imposed by the Stock Exchange, the independent non-executive Directors of the Company have reviewed the transactions conducted pursuant to the above agreements ("Transactions") in the year ended 31st December 2000 and confirm that:

(a) the Transactions have been conducted by the Group in the ordinary and usual course of its business;

(b) the Transactions have been entered into on normal commercial terms and on terms that are fair and reasonable so far as the shareholders of the Company are concerned; and

(c) the Transactions have been carried out in accordance with the terms of the agreements governing such Transactions.

Arrangement to Purchase Shares or Debentures

At no time during the year was the Company or any of its subsidiaries a party to any arrangement to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate (1999: Nil).

Code of Best Practice

With the exception that non-executive Directors have no set term of office but retire from office on a rotational basis, none of the Directors is aware of any information that would reasonably indicate the Company is not, or was not during the year in compliance with the Code of Best Practice contained in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

In accordance with the Code of Best Practice, the Board of Directors established an audit committee on 1st January 1999 to review and supervise the Group's financial reporting and internal control systems. The audit committee consists of three independent non-executive Directors and has met three times during the year.

Directors' Interests

At 31st December 2000, the interests of the Directors in the issued share capital of the Company and its associated corporation (within the meaning of the Securities (Disclosure of Interests) Ordinance ("SDI Ordinance")) as recorded in the register required to be kept under section 29 of the SDI Ordinance were as follows:

	Number of Shares of $1 each				
Name of Director	**Personal**	**Family**	**Corporate**	**Other**	**Total**
Victor Li Tzar-kuoi	–	–	–	829,599,612 *(Notes 1 & 2)*	829,599,612
Ronald Joseph Arculli	–	–	2,011	–	2,011
Francis Lee Lan-yee	739	–	–	–	739

Notes:

(1) *These shares are held by subsidiaries of Cheung Kong Infrastructure Holdings Limited ("CKI"). Hutchison Whampoa Limited ("HWL") holds more than one-third of the issued share capital of CKI and certain subsidiaries of Cheung Kong (Holdings) Limited ("CKH") hold more than one-third of the issued share capital of HWL. Li Ka-Shing Unity Trustee Company Limited ("TUT") as trustee of The Li Ka-Shing Unity Trust (the "LKS Unity Trust") and companies controlled by TUT as trustee of the LKS Unity Trust hold more than one-third of the issued share capital of CKH. All the issued and outstanding units in the LKS Unity Trust are held by Li Ka-Shing Unity Trustee Corporation Limited as trustee of The Li Ka-Shing Unity Discretionary Trust and by another discretionary trust. The discretionary beneficiaries of such discretionary trusts are, inter alia, Mr. Li Ka-shing, Mr. Victor Li Tzar-kuoi, his wife and two daughters, and Mr. Richard Li Tzar-kai. Mr. Victor Li Tzar-kuoi, as a Director of the Company, is deemed to be interested in such shares of the Company as held by the subsidiaries of CKI under the SDI Ordinance by virtue of his interests as described herein as discretionary beneficiary of such discretionary trusts.*

(2) *Mr. Victor Li Tzar-kuoi, by virtue of his interests as described in Note 1 above and as a Director of the Company, is also deemed to be interested in the shares of subsidiaries and associated companies of the Company held through the Company under the SDI Ordinance.*

Save as disclosed herein, at 31st December 2000, none of the Directors had any interest in the equity or debt securities of the Company or any associated corporation.

Substantial Shareholders' Interests

At 31st December 2000, in addition to the interests disclosed above in respect of the Directors, the following companies and person were interested in 10% or more of the issued share capital of the Company according to the register kept under section 16(1) of the Securities (Disclosure of Interests) Ordinance (the "SDI Ordinance") and information received by the Company:

(1) Li Ka-Shing Unity Trustee Corporation Limited as trustee of The Li Ka-Shing Unity Discretionary Trust, Li Ka-Shing Unity Trustee Company Limited as trustee of The Li Ka-Shing Unity Trust, Cheung Kong (Holdings) Limited, Hutchison Whampoa Limited and its subsidiaries, Hutchison International Limited and Hutchison Infrastructure Holdings Limited, Cheung Kong Infrastructure Holdings Limited and its subsidiary, Hyford Limited are each taken to have an interest in the same 829,599,612 shares of the Company as described in Note 1 under Directors' Interests in accordance with the provisions of the SDI Ordinance.

(2) Li Ka-Shing Unity Holdings Limited is taken to have an interest in the same 829,599,612 shares of the Company mentioned above in accordance with the provisions of the SDI Ordinance by virtue of its owning more than one-third of the issued share capital of the trustees of The Li Ka-Shing Unity Trust and The Li Ka-Shing Unity Discretionary Trust.

(3) Mr. Li Ka-shing is taken to have an interest in the same 829,599,612 shares of the Company mentioned above in accordance with the provisions of the SDI Ordinance by virtue of his owning more than one-third of the issued share capital of Li Ka-Shing Unity Holdings Limited.

(4) Monitor Equities S.A. and Univest Equity S.A., both subsidiaries of Hyford Limited are taken to have an interest in 287,211,674 shares and 279,011,102 shares respectively which are duplicated in the same 829,599,612 shares of the Company mentioned above in accordance with the provisions of the SDI Ordinance.

Directors' Interests in Competing Business

Messrs. George Magnus, Canning Fok, K.S. Tso, Victor Li, H.L. Kam, Frank Sixt and Mrs. Susan Chow, Directors of the Company ("Relevant Directors"), are also directors of Cheung Kong Infrastructure Holdings Limited ("CKI") whose principal activities are the investment and operation of infrastructure businesses in Hong Kong, Mainland China and other countries in the Asia-Pacific Region. These activities may be in competition with one of the Group's businesses of investment overseas in power generation, transmission and distribution facilities ("Overseas Business").

The Board is of the view that the Group is capable of carrying on its Overseas Business independently of, and at arms length from the business of CKI. The Company has a total of 14 directors. Apart from the Relevant Directors, the board also consists of two other executive directors, one non-executive director and four independent non-executive directors who are totally independent of CKI. When making decisions on the Overseas Business, the Relevant Directors, in the performance of their duties as directors of the Company, have acted and will continue to act in the commercial best interest of the Group and its shareholders without regard to the interest of CKI.

Subsidiaries

Particulars of the name, principal place of operation and issued share capital of subsidiaries are set out in note 12 on the accounts.

Capital Expenditure, Liquidity and Financial Resources

The Group continued to utilise the re-invested profits generated from both utility and non-utility related business, finance from long-term suppliers' credits and export credits to fund the capital expenditure programme. Internal cash generation provided a substantial proportion of the total capital requirements in 2000 and the Group expects to continue financing its capital expansion from internal sources and, to the extent required, external financial fundings and borrowings from banks and the capital markets.

As at 31st December 2000, the Group had outstanding borrowings of $17,983 million (1999: $12,244 million), comprising unsecured bank loans and overdrafts of $13,713 million (1999: $8,965 million), unsecured deferred creditors of $1,570 million (1999: $2,079 million) and fixed rate notes of $2,700 million (1999: $1,200 million).

As at 31st December 2000, the Group's net borrowings amounted to $17,189 million (1999: $11,049 million), shareholders' funds amounted to $28,445 million (1999: $24,987 million) and gearing ratio was 0.60 (1999: 0.44).

Treasury Policies and Capital Structure

As at 31st December 2000, external borrowings of the Group amounted to $17,983 million with the following profile:

(1) 65% were either denominated or effectively hedged into Hong Kong dollars and 34% were denominated in Australian dollars;

(2) 76% are long term loans;

(3) 9% are repayable beyond 5 years;

(4) 61% are fixed rate based.

At the end of the year, committed banking facilities available to the Group, but undrawn, amounted to $4,981 million (1999: $7,700 million).

The overall treasury policy of the Group continues to be one of financial risk management and control with transactions being directly related to the underlying business of the Group. As the Group's revenue is primarily denominated in Hong Kong dollars, it has always been the Group's policy to secure financing in Hong Kong or US dollars or hedge the currency risk arising from other foreign currency borrowings through the use of derivative instruments. As at 31st December 2000, approximately 99% of the Group's borrowings in connection with its local business were either denominated in or effectively swapped to Hong Kong dollars. Foreign currency exposures arising from overseas investments have been hedged by arranging a similar level of local currency borrowings to finance those acquisitions. Various hedging instruments including foreign exchange forward contracts, interest rate and cross currency swaps have been employed to manage currency and interest exposures. As at 31st December 2000, outstanding commitments to such hedging instruments amounted to $9,885 million (1999: $4,416 million) equivalent.

Contingent Liabilities

As at 31st December 2000, the Company has executed a guarantee in respect of banking facilities available to an associate amounting to $8 million (1999: $8 million).

As at 31st December 2000, the Company has given banking and other guarantees amounting to $9,663 million (1999: $1,394 million) in respect of subsidiaries.

Summary of Five Year Financial Results

The summary of five year financial results of the Group is set out on page 52 of the Annual Report.

Auditors

A resolution for the re-appointment of KPMG as auditors of the Company is to be proposed at the forthcoming Annual General Meeting. There was no change in Auditors in any of the preceding three years.

By Order of the Board

George C. Magnus
Chairman
Hong Kong, 8th March 2001

Directors and Senior Management

George C. Magnus, *Chairman*

Aged 65. Appointed to the Board in 1985. He is the Deputy Chairman of Cheung Kong (Holdings) Limited ("Cheung Kong"), Executive Director of Hutchison Whampoa Limited ("Hutchison") and Deputy Chairman of Cheung Kong Infrastructure Holdings Limited ("CKI"). He holds a Master's degree in Economics.

Canning Fok Kin-ning, *Deputy Chairman*

Aged 49. Appointed to the Board in 1985. He is the Group Managing Director of Hutchison, the Chairman of Hutchison Telecommunications (Australia) Limited and Partner Communications Company Ltd. and the Co-chairman of Husky Energy Inc.. He is also the Deputy Chairman of CKI and a Director of Cheung Kong and VoiceStream Wireless Corporation. He holds a Bachelor of Arts degree and is a member of the Australian Institute of Chartered Accountants.

Tso Kai-sum, *Group Managing Director*

Aged 69. Appointed to the Board in 1985 and became Group Managing Director in 1997. Mr. Tso worked with the Hongkong Electric Group from 1966 to 1981, holding positions of Chief Project Engineer of The Hongkong Electric Company, Limited and Executive Director of Associated Technical Services Limited. He is also an Executive Director of CKI. He has extensive experience in property development and business in power generation. He holds a Bachelor of Science degree in Engineering and is also a Chartered Engineer.

*** Ronald Joseph Arculli**

Aged 62. Appointed to the Board in 1997. He is a practising solicitor. Mr. Arculli has served on the Legislative Council from 1988 to 2000. He has a distinguished record of public service on numerous government committees and advisory bodies. He holds a number of directorships in listed companies in Hong Kong.

Susan M.F. Chow

Aged 47. Appointed to the Board in 1996. She is the Deputy Group Managing Director of Hutchison and an Executive Director of CKI. She is also a Director of tom.com limited, Partner Communications Company Ltd. and VoiceStream Wireless Corporation. She is a solicitor of the Supreme Court of England and Wales and also of Hong Kong. She holds a Bachelor's degree in Business Administration.

Andrew J. Hunter, *Group Finance Director*

Aged 42. Appointed to the Board in 1999, prior to which he was Finance Director of the Hutchison Property Group. He holds Master of Arts and Master of Business Administration degrees and is a member of the Institute of Chartered Accountants of Scotland.

Kam Hing-lam

Aged 54. Appointed to the Board in 1993. He is an Executive Director of Hutchison, the Deputy Managing Director of Cheung Kong and Group Managing Director of CKI. He holds a Bachelor of Science degree in Engineering and a Master's degree in Business Administration.

*** Holger Kluge**

Aged 59. Appointed to the Board in 1999. He was formerly President of Personal and Commercial Bank, CIBC, one of the largest financial services institutions in North America. He is also a Director of 724 Solutions Inc., Husky Energy Inc., Hutchison Telecommunications (Australia) Limited, Prologic Inc., TAL Global Asset Management Inc. and tom.com limited. He holds a Bachelor of Commerce degree and a Master's degree in Business Administration.

Francis Lee Lan-yee, *Director & General Manager (Engineering)*

Aged 60. Appointed to the Board in 1997. He has served the Group for more than 30 years in various capacities and his present major responsibilities are in power generation including the construction and operation of power station, transmission and distribution of energy, system planning and development. He is a Chartered Engineer and a Fellow of the Institute of Mechanical Engineers in Hong Kong and the United Kingdom.

Victor Li Tzar-kuoi

Aged 36. Appointed to the Board in 1994. He is Managing Director and Deputy Chairman of Cheung Kong and Chairman of CKI. He is also the Deputy Chairman of Hutchison and a Director of The Hongkong and Shanghai Banking Corporation Limited. He is a member of the Chinese People's Political Consultative Conference, the Commission on Strategic Development and the Business Advisory Group. He holds a Bachelor of Science degree in Civil Engineering and a Master of Science degree in Structural Engineering.

*** Ralph Raymond Shea**

Aged 67. Appointed to the Board in 1985. He is a solicitor of the Supreme Court of England and of Hong Kong.

Frank John Sixt

Aged 49. Appointed to the Board in 1998. He is the Chairman of tom.com limited, Group Finance Director of Hutchison and an Executive Director of CKI. He is also a Director of Cheung Kong, Partner Communications Company Ltd., Hutchison Telecommunications (Australia) Limited, VoiceStream Wireless Corporation and Husky Energy Inc.. Mr. Sixt holds a Master's degree in Arts and a Bachelor's degree in Civil Law, and is member of the Bar and of the Law Society of the Provinces of Quebec and Ontario, Canada.

*** Wong Chung-hin**

Aged 67. Appointed to the Board in 1985. He is a Director of Hutchison and The Bank of East Asia, Limited.

Ewan Yee Lup-yuen

Aged 62. Joined the Group in 1967 and appointed to the Board in 1982. He was Managing Director from 1987 to 1996. He is a Fellow of the Institute of Electrical Engineers in Hong Kong and the United Kingdom and a Chartered Engineer.

* *Independent Non-executive Director*

Report of the Auditors

To the members of Hongkong Electric Holdings Limited 香港電燈集團有限公司
(Incorporated in Hong Kong with limited liability)

We have audited the accounts on pages 27 to 49 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective Responsibilities of Directors and Auditors

The Hong Kong Companies Ordinance requires the directors to prepare accounts which give a true and fair view. In preparing accounts which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently, that judgements and estimates are made which are prudent and reasonable and that the reasons for any significant departure from applicable accounting standards are stated.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion to you.

Basis of Opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the accounts give a true and fair view of the state of affairs of the Company and of the Group as at 31st December 2000 and of the Group's profit and cash flows for the year then ended and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

KPMG
Certified Public Accountants
Hong Kong, 8th March 2001

Group Profit and Loss Account

For the year ended 31st December 2000

	Note	2000 (HK$ million)	1999 (HK$ million)
Turnover	2	**10,643**	9,690
Direct costs		**(3,528)**	(3,406)
		7,115	6,284
Other revenue	3	**728**	396
Other operating costs		**(472)**	(403)
Provision for impairment loss in Other Investments	14	**(84)**	(84)
Finance costs		**(939)**	(648)
Operating profit	4	**6,348**	5,545
Share of results of associates		**(2)**	3
Profit before taxation		**6,346**	5,548
Taxation	8	**(637)**	(496)
Profit after taxation		**5,709**	5,052
Scheme of Control transfers	9		
(To)/From:			
Development Fund		**(160)**	251
Rate Reduction Reserve		**(14)**	(17)
		(174)	234
Profit attributable to shareholders		**5,535**	5,286
Dividends	6	**(3,233)**	(3,088)
Retained profit for the year		**2,302**	2,198
Profit for the year retained by:			
The Company and its subsidiaries		**2,302**	2,198
Associates		**–**	–
		2,302	2,198
Earnings per share	10	**$2.62**	$2.58

There were no recognised gains or losses other than the net profit for the year.

The notes on pages 30 to 49 form part of these accounts.

Balance Sheets

At 31st December 2000

	Note	Group 2000 (HK$ million)	Group 1999 (HK$ million)	Company 2000 (HK$ million)	Company 1999 (HK$ million)
Assets					
Non-Current Assets					
Fixed assets					
– Property, plant and equipment		**36,423**	35,702	**–**	–
– Assets under construction		**5,169**	3,959	**–**	–
	11	**41,592**	39,661	**–**	–
Interest in subsidiaries	*12*	**–**	–	**27,640**	23,963
Interest in associates	*13*	**6,326**	23	**–**	(4)
Investments in securities	*14*	**891**	84	**–**	–
		48,809	39,768	**27,640**	23,959
Current Assets					
Inventories	*15*	**402**	455	**–**	–
Trade & other receivables	*16*	**1,645**	951	**10**	13
Bank balances and other liquid funds		**794**	1,195	**782**	1,185
		2,841	2,601	**792**	1,198
Current Liabilities					
Trade & other payables	*17*	**(1,636)**	(1,961)	**(42)**	(46)
Bank overdrafts – unsecured		**(55)**	(30)	**–**	–
Current portion of bank loans	*18*	**(3,976)**	(645)	**–**	–
Taxation		**(209)**	(227)	**–**	–
Proposed dividend	*6*	**(2,080)**	(1,980)	**(2,080)**	(1,980)
		(7,956)	(4,843)	**(2,122)**	(2,026)
Net Current Liabilities		**(5,115)**	(2,242)	**(1,330)**	(828)
Total Assets Less Current Liabilities		**43,694**	37,526	**26,310**	23,131
Non-Current Liabilities					
Interest-bearing borrowings	*18*	**(12,382)**	(9,490)	**–**	–
Deferred creditors	*19*	**(1,362)**	(1,770)	**–**	–
Customers' deposits		**(1,242)**	(1,169)	**–**	–
		(14,986)	(12,429)	**–**	–
Rate Reduction Reserve	*9*	**(14)**	(21)	**–**	–
Development Fund	*9*	**(249)**	(89)	**–**	–
Net Assets		**28,445**	24,987	**26,310**	23,131
Capital and Reserves					
Share capital	*20*	**2,134**	2,085	**2,134**	2,085
Reserves	*21*	**26,311**	22,902	**24,176**	21,046
		28,445	24,987	**26,310**	23,131

Approved by the Board of Directors on 8th March 2001

George C. Magnus
Chairman

Tso Kai-sum
Group Managing Director

The notes on pages 30 to 49 form part of these accounts.

Group Cash Flow Statement

For the year ended 31st December 2000

	Note	**2000 (HK$ million)**	1999 (HK$ million)
Net cash inflow from operating activities	*22(a)*	**7,562**	7,038
Returns on investments and servicing of finance			
Interest paid		**(1,219)**	(941)
Interest received		**436**	29
Rate Reduction Reserve rebated		**(21)**	(58)
Dividends received from associates		**12**	72
Dividends paid		**(3,133)**	(2,926)
Net cash outflow from returns on investments and servicing of finance		**(3,925)**	(3,824)
Taxation			
Hong Kong profits tax paid		**(655)**	(452)
Investing activities			
Purchase of fixed assets and capital stock		**(3,424)**	(3,605)
Receipts and deposits from sales of fixed assets		**23**	421
Investment in securities		**(779)**	–
Investments in associates		**(2)**	–
New loans to associates		**(11,578)**	(2)
Repayment of loans by associates		**5,409**	–
Net cash outflow from investing activities		**(10,351)**	(3,186)
Net cash outflow before financing		**(7,369)**	(424)
Net cash inflow from financing	*22(b)*	**6,943**	1,621
(Decrease)/increase in cash and cash equivalents		**(426)**	1,197
Cash and cash equivalents at beginning of year		**1,165**	(32)
Cash and cash equivalents at end of year		**739**	1,165
Analysis of the balances of cash and cash equivalents			
Bank balances and other liquid funds		**794**	1,195
Bank overdrafts – unsecured		**(55)**	(30)
		739	1,165

The notes on pages 30 to 49 form part of these accounts.

Notes on the Accounts

(Expressed in Hong Kong Dollars)

1. Significant Accounting Policies

(a) Statement of Compliance

These accounts have been prepared in accordance with all applicable Statements of Standard Accounting Practice and Interpretations issued by the Hong Kong Society of Accountants, accounting principles generally accepted in Hong Kong and the requirements of the Hong Kong Companies Ordinance. These accounts also comply with the applicable disclosure provisions of the rules governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. A summary of the significant accounting policies adopted by the group is set out below.

(b) Basis of Preparation of the Accounts

The measurement basis used in the preparation of the accounts is historical cost.

(c) Basis of Consolidation

The Group accounts incorporate the accounts of Hongkong Electric Holdings Limited and its subsidiaries made up to 31st December each year, together with the Group's share of the results for the year and the relevant share of the post acquisition results of its associates.

Investments in subsidiaries in the Company's Balance Sheet are stated at cost less any provisions for diminution in value which is other than temporary as determined by the directors for each subsidiary individually. Any such provisions are recognised as an expense in the Profit and Loss Account.

Goodwill arising on the acquisition of subsidiaries, being the excess of the cost of investments in these companies over the fair value of the Group's share of the separable net assets acquired, is charged directly to reserves in the year in which it arises.

(d) Associates

An associate is an entity in which the Group has significant influence, but not control or joint control, over its management, including participation in the financial and operating policy decisions.

The Consolidated Profit and Loss Account includes the Group's share of the post-acquisition results calculated from their accounts made up to 31st December each year. In the Consolidated Balance Sheet, investments in associates are stated under the equity method and are initially recorded at cost and adjusted thereafter for the post acquisition change in the Group's share of the associates' net assets.

(e) Investments in Securities

(i) Investments held on a continuing basis for an identified long-term purpose are classified as "investment securities". Investment securities are stated in the Balance Sheet at cost less any provisions for diminution in value. Provisions are made when the fair values have declined below the carrying amounts, unless there is evidence that the decline is temporary, and are recognised as an expense in the Profit and Loss Account, such provisions being determined for each investment individually.

(ii) Provision against the carrying value of investment securities is written back when the circumstances and events that led to the write-down or write-off cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future.

(iii) All other investments are stated in the Balance Sheet at fair value. Changes in fair value are recognised in the Profit and Loss Account as they arise.

(iv) Profits or losses on disposal of investments in securities are determined as the difference between the estimated net disposal proceeds and the carrying amount of the investments and are accounted for in the Profit and Loss Account as they arise.

(f) Income Recognition

(i) Regulation of earnings under the Scheme of Control

The earnings of The Hongkong Electric Company, Limited ("HEC") are regulated by the Hong Kong SAR Government under a Scheme of Control ("SOC") which provides for a permitted level of earnings based principally on a return on HEC's capital investment in electricity generation, transmission and distribution assets (the "Permitted Return"). HEC is required to submit detailed financial plans for approval by the Government which project the key determinants of the Permitted Return HEC will be entitled to over the Financial Plan period.

The Government has approved the current Financial Plan covering the period from 1999 to 2004. No further Government approval is required during this period unless a need for significant rate increases, over and above those set out in the Financial Plan, is identified during the Annual Review conducted with Government under the terms of the SOC.

(ii) Fuel Clause Account

Under the SOC, any difference between the standard cost of fuel and the actual cost of fuel consumed is credited (or debited) to the Fuel Clause Account ("Fuel Clause Transfer").

Fuel Clause Rebates (or Surcharges) are given (or charged) to consumers by reducing (or increasing) the Basic Tariff rate to a Net Tariff rate payable by consumers and are debited (or credited) to the Fuel Clause Account.

The balance on the Fuel Clause Account at the end of a financial year represents the difference between Fuel Clause Rebates (or Surcharges) and Fuel Clause Transfers during the year, together with any balance brought forward from the prior year. Any debit balance is carried forward as a deferred receivable to be recovered from Fuel Clause Transfers or Fuel Clause Surcharges and any credit balance is carried forward as a deferred payable to be cleared by Fuel Clause Transfers or Fuel Clause Rebates, during the remainder of the Financial Plan period.

(iii) Income recognition

Income is recognised based on units of electricity sold as recorded by meters read during the year at basic tariff rates, which is the unit charge agreed with Government for HEC to earn the Permitted Return for each financial year in the Financial Plan.

Fuel Clause Rebates included in the Financial Plan include amounts in excess of Fuel Clause Transfers in certain financial years, which are utilised to smooth increases in Net Tariffs paid by consumers during the Financial Plan period. The impact of tariff smoothing under the approved Financial Plan is to reduce the Net Tariffs payable by consumers in certain years and increase the Net Tariff in other years. However, the tariff smoothing, as set out in the Financial Plan, has no impact on HEC's total earnings over the Financial Plan period and the related balance on the Fuel Clause Account (note (ii)) is expected to be recovered by the end of the Financial Plan period. In accounting for income, Fuel Clause Account debit balances are therefore treated as deferred receivables in the Balance Sheet and not accounted for in the Profit and Loss Account each year.

(g) Fixed Assets and Depreciation

(i) The carrying amount of fixed assets is reviewed periodically in order to assess whether the recoverable amount has declined below the carrying amount. When such a decline has occurred, the carrying amount is reduced to the recoverable amount. The amount of the reduction is recognised as an expense in the Profit and Loss Account.

When the circumstances and events that led to the write-down or write-off cease to exist, any subsequent increase in the recoverable amount of an asset is written back to the Profit and Loss Account. The amount written back is reduced by the amount that would have been recognised as depreciation had the write-down or write-off not occurred.

(ii) Subsequent expenditure relating to a fixed asset that has already been recognised is added to the carrying amount of the asset when it is probable that future economic benefits, in excess of the originally assessed standard of performance of the existing asset, will flow to the enterprise. All other subsequent expenditure is recognised as an expense in the period in which it is incurred.

(iii) Gains or losses arising from the retirement or disposal of a fixed asset are determined as the difference between the estimated net disposal proceeds and the carrying amount of the asset and are recognised in the Profit and Loss Account on the date of retirement or disposal.

(iv) Depreciation is provided on a straight line basis and is calculated to write off the cost of fixed assets over their expected useful lives as set out below:

	Years
Leasehold land	Over the unexpired terms of the leases
Cable tunnels	100
Ash lagoon	50
Buildings, generation plant and machinery, transmission and distribution equipment	35
Cables and gas turbines	30
Meters, microwave and optical fibre equipment and trunk radio system	15
Furniture, fixtures, sundry plant and equipment	10
Workshop tools and office equipment	5
Computers	5 to 10
Motor vehicles and marine craft	5 to 6

(h) Retirement Scheme Costs

Contributions to retirement schemes are assessed based on regular independent actuarial valuations and assessments of the funding requirements of retirement benefits over the service lives of scheme members. The costs of providing these benefits are charged to the Profit and Loss Account as and when they are incurred.

(i) Inventories and Work In Progress

Coal, stores and fuel oil are valued at cost on a weighted average basis.

Cost comprises all costs of purchase, costs of conversion and other costs incurred in bringing the stock to its present location and condition. Cost of stock recognised as an expense includes the write off and all losses of stock.

Work in progress is stated at cost plus attributable profits less progress payments received and receivable.

(j) Foreign Currencies

Foreign currency balances at the year end are translated into Hong Kong dollars at the rates ruling at the Balance Sheet date.

Transactions during the year are translated into Hong Kong dollars at the rates applicable on the transaction dates, or at contract rates if foreign currencies are fixed in supplier agreements or hedged by forward foreign exchange contracts.

Exchange gains and losses in respect of fixed assets under construction are, up to the date of commissioning, incorporated in the cost of the assets. All other exchange differences are dealt with in the Profit and Loss Account.

The results of overseas subsidiaries are translated into Hong Kong dollars at the average exchange rates for the year; Balance Sheet items are translated at the rates of exchange ruling at the Balance Sheet date. The resulting exchange differences are dealt with as a movement in reserves.

(k) Deferred Tax

Provision is made for deferred tax by the liability method in respect of all material timing differences except where it is considered that no liability will crystallize in the foreseeable future. Future deferred tax benefits are not recognised unless their realisation is assured beyond reasonable doubt.

(l) Borrowing Costs

Borrowing costs are expensed in the Profit and Loss Account in the period in which they are incurred, except to the extent that they are capitalised as being directly attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to get ready for its intended use or sale.

The capitalisation of borrowing costs as part of the cost of a qualifying asset commences when expenditures for the asset are being incurred, borrowing costs are being incurred and activities that are necessary to prepare the asset for its intended use or sale are in progress. Capitalisation of borrowing costs is suspended or ceases when substantially all the activities necessary to prepare the qualifying asset for its intended use or sale are interrupted or complete.

(m) Related Parties

Related parties are individuals and companies, where the Group has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

2. Turnover

The principal activity of the Group is the generation and supply of electricity.

Group turnover is analysed as follows:

	2000 ($ million)	1999 ($ million)
Principal activities		
Sales of electricity	**10,543**	9,577
Electricity-related income	**21**	29
Technical service fees	**79**	84
	10,643	9,690
Geographical locations of operations		
Hong Kong	**10,606**	9,646
Middle East	**12**	8
Rest of Asia and Australia	**25**	32
North America	**–**	4
	10,643	9,690

3. Other Revenue

	2000 ($ million)	1999 ($ million)
Profit on disposal of fixed assets	**18**	326
Interest income	**566**	41
Dividend income from unlisted securities	**112**	–
Sundry income	**32**	29
	728	396

4. Operating Profit

	2000 ($ million)	1999 ($ million)
Operating profit is shown after charging:		
Finance costs		
Interest on overdrafts, bank loans and other borrowings repayable within 5 years	**912**	478
Interest on other borrowings	**349**	409
Less: interest capitalised to fixed assets	**(314)**	(232)
interest transferred to fuel cost	**(8)**	(7)
	939	648
Depreciation	**1,443**	1,343
Costs of inventories	**848**	876
Staff costs	**587**	607
Loss on disposal of fixed assets	**47**	36
Auditors' remuneration	**2**	2
and after crediting:		
Profit on sales of staff quarters	**18**	326

Interest expenses have been capitalised at rates between 4.16% and 8% p.a. (1999: between 5.0% and 8.0% p.a.) for assets under construction.

The profit attributable to shareholders includes a profit of $5,256 million (1999: $5,107 million) which has been dealt with in the accounts of the Company.

5. Retirement Schemes and Costs

The Company and its principal subsidiaries operate Retirement Schemes which cover substantially all permanent staff in the Group. The Schemes are established under trust and are registered under the Occupational Retirement Schemes Ordinance. They are defined benefit in nature whereby the retirement benefits are based on the employee's final basic salary and length of service.

Retirement Scheme costs charged to the Profit and Loss Account for the year ended 31st December 2000 were $151 million (1999: $155 million). All contributions are made to the trustees of each Scheme and are charged as and when they are incurred.

The funding policy in respect of the Schemes is based on valuations prepared periodically by independent professionally qualified actuaries at Watson Wyatt Hong Kong Limited. The policy on employer's contributions is to fund the Schemes in accordance with the actuary's recommendations on an on-going basis, whereas employees' contributions, if applicable, are fixed at 5% on basic pay.

The appointed actuary, represented by Ms. S. Bronzwaer, FSA and Mr. A. Wong, FSA, FCIA, has carried out valuations as at 1st January 2000 of the Schemes and at that date the valuations revealed that the Scheme assets were sufficient in each case to cover the respective discontinuance liabilities as at the valuation date.

The actuary adopted the "Attained Age Method" for the valuations, and assumed an investment yield of 9% p.a. and a salary inflation rate of 7% p.a. over the long term.

For the retirement scheme administered by the Company, the market value of its Scheme assets at the date of valuation was $3,009.3 million, covering 135% of the actuarial accrued liabilities.

With the enactment of the Mandatory Provident Fund Schemes Ordinance in December 2000, the Company successfully obtained exemption for its applicable retirement scheme and members were given an irrevocable option to remain in the existing scheme or transfer to a new Mandatory Provident Fund which came into being on 1st December 2000. With effect from the same date, all new recruits will be enrolled in the Mandatory Provident Fund instead of the existing retirement scheme.

6. Dividends

	2000 **($ million)**	1999 ($ million)
Interim of 54 cents per share (1999: 53.75 cents per share)	**1,153**	1,108
Proposed final of 97.5 cents per share (1999: 95 cents per share)	**2,080**	1,980
	3,233	3,088

The proposed dividend is based on 2,134,261,654 shares (1999: 2,085,152,091 shares), being the total number of issued shares at the year end.

Shareholders were given the option to receive new fully paid shares in lieu of the interim and final cash dividends for the year ended 31st December 1999. No similar option was proposed in respect of the interim and final dividends for the year ended 31st December 2000.

7. Directors' Emoluments & Senior Management Compensation

(a) Directors' Emoluments

	2000 ($ million)	1999 ($ million)
Directors' fees	**0.79**	0.82
Salaries & other benefits	**23.32**	22.57
Retirement scheme contributions	**1.20**	1.14
Bonuses	**1.25**	–
	26.56	24.53

The total emoluments of the Directors are within the following bands:

	2000 (number)	1999 (number)
HK$ 0 to HK$ 1,000,000	**13**	13
HK$ 5,500,001 to HK$ 6,000,000	**1**	1
HK$ 6,000,001 to HK$ 6,500,000	**–**	1
HK$ 6,500,001 to HK$ 7,000,000	**1**	–
HK$ 11,000,001 to HK$ 11,500,000	**–**	1
HK$ 12,000,001 to HK$ 12,500,000	**1**	–

(b) Senior Management Compensation

The five (1999: five) highest paid individuals in the Group included three directors (1999: three) whose total emoluments are shown above. The emoluments of the other two individuals (1999: two) who comprise the five are set out below:

	2000 ($ million)	1999 ($ million)
Salaries & other benefits	**9.52**	8.66
Retirement scheme contributions	**1.10**	1.10
Bonuses	**0.20**	–
	10.82	9.76
Company owned quarters at current market rent	**–**	0.33
	10.82	10.09

The total emoluments of the two individuals (1999: two) are within the following bands:

	2000 (number)	1999 (number)
HK$ 4,500,001 to HK$ 5,000,000	**1**	1
HK$ 5,000,001 to HK$ 5,500,000	**–**	1
HK$ 5,500,001 to HK$ 6,000,000	**1**	–

8. Taxation

(a) Taxation in the Group Profit and Loss Account

	2000 **($ million)**	1999 ($ million)
Taxation represents the estimated liability to Hong Kong profits tax at 16% (1999: 16%) based on the assessable profit for the year of:		
The Company and its subsidiaries	**637**	497
Associate	–	(1)
	637	496

(b) Deferred tax

Unprovided deferred tax at the current tax rate of 16% (1999: 16%) is approximately $3,886 million (1999: $3,676 million) and principally relates to timing differences arising from tax depreciation allowances on fixed assets. This has not been recognised in the Accounts as it is considered that no liability will crystallise in the foreseeable future.

9. Scheme of Control Transfers

The financial operations of The Hongkong Electric Company, Limited, a wholly-owned subsidiary of the Company, are governed by a Scheme of Control agreed with the Hong Kong Government. In accordance with this Agreement, Scheme of Control transfers to/from the Profit and Loss Account, and movements on the Development Fund and Rate Reduction Reserve of The Hongkong Electric Company, Limited are as follows:

(a) Development Fund

	2000 **($ million)**	1999 ($ million)
At 1st January	**89**	340
Transfer from/(to) Profit and Loss Account	**160**	(251)
At 31st December	**249**	89

(b) Rate Reduction Reserve

	2000 **($ million)**	1999 ($ million)
At 1st January	**21**	62
Transfer from Profit and Loss Account	**14**	17
Rebate to customers	**(21)**	(58)
At 31st December	**14**	21

10. Earnings Per Share

The calculation of earnings per share is based on profit attributable to shareholders of $5,535 million (1999: $5,286 million) and on the weighted average number of shares of 2,112,390,455 shares in issue throughout the year (1999: 2,048,736,210 shares).

There were no dilutive potential ordinary shares in existence during the years ended 31st December 2000 and 1999.

11. Fixed Assets

$ million	Leasehold Land	Buildings	Plant, Machinery and Equipment	Assets Under Construction	Total
Cost					
At 1st January 2000	**2,372**	**8,177**	**36,941**	**3,959**	**51,449**
Additions	**–**	**6**	**309**	**3,234**	**3,549**
Transfers between categories	**2**	**313**	**1,709**	**(2,024)**	**–**
Disposals	**(4)**	**(3)**	**(246)**	**–**	**(253)**
At 31st December 2000	**2,370**	**8,493**	**38,713**	**5,169**	**54,745**
Depreciation					
At 1st January 2000	**108**	**1,751**	**9,929**	**–**	**11,788**
Written back on disposals	**–**	**(2)**	**(185)**	**–**	**(187)**
Charge for the year	**47**	**223**	**1,282**	**–**	**1,552**
At 31st December 2000	**155**	**1,972**	**11,026**	**–**	**13,153**
Net Book Value					
At 31st December 2000	**2,215**	**6,521**	**27,687**	**5,169**	**41,592**
At 31st December 1999	2,264	6,426	27,012	3,959	39,661

The above are mainly electricity-related fixed assets in respect of which financing costs capitalised during the year amounted to $314 million (1999: $232 million).

Group leasehold land at 31st December 2000 is held in Hong Kong and comprises $104 million (1999: $109 million) and $2,111 million (1999: $2,155 million) of long-term and medium-term leasehold land respectively.

Group assets under construction at 31st December 2000 included leasehold land of $872 million (1999: $765 million) which is held in Hong Kong for the medium-term.

Depreciation charges for the year included $109 million (1999: $104 million), relating to assets utilised in development activities, which have been capitalised in accordance with Statement of Standard Accounting Practice No. 17 on Property, Plant and Equipment.

12. Interest in Subsidiaries

	Company	
	2000	1999
	($ million)	($ million)
Unlisted shares, at cost	**2,413**	2,413
Loan capital (see note (a) below)	**15,924**	14,385
Amounts due from subsidiaries	**6,782**	4,699
Amount due to subsidiary (see note (b) below)	**(1,539)**	(1,517)
Dividends receivable	**4,060**	3,983
	27,640	23,963

(a) This represents loan capital paid and payable to The Hongkong Electric Company, Limited. These interest free loans, defined as "Loan Capital" in the Scheme of Control Agreement effective 1st January 1994, are not repayable without the prior agreement of the Government.

(b) This represents a reinvestment of part of the dividend receivable from The Hongkong Electric Company, Limited as new loan capital for that subsidiary in respect of the current financial year, payable in the following financial year. An equivalent amount is included under loan capital.

The following list contains only the particulars of subsidiaries as at 31st December 2000 which principally affected the results, assets or liabilities of the Group:

Name	Issued Share Capital	Percentage of Equity Held by the Company	Place of Incorporation/ Operation	Principal Activity
The Hongkong Electric Company, Limited 香港電燈有限公司	HK$2,411,600,000	100	Hong Kong	Electricity generation and supply
Associated Technical Services Limited	HK$1,000,000	100	Hong Kong	Consulting
Cavendish Construction Limited	HK$2	100	Hong Kong	Contracting
Fortress Advertising Company Limited	HK$2	100	Hong Kong	Advertising
Hongkong Electric Fund Management Limited	HK$20	100	Hong Kong	Trustee
Gusbury Enterprises Incorporation	US$2	100	Panama/Hong Kong	Investment holding
HKE International Limited	US$1	100	British Virgin Islands/Hong Kong	Investment holding
Hongkong Electric (Cayman) Limited	US$1	100	Cayman Islands/ Hong Kong	Financing
Hongkong Electric Finance (Cayman) Limited	US$1	100	Cayman Islands/ Hong Kong	Financing
Hongkong Electric International Limited	US$1	100	British Virgin Islands	Investment holding
HEI Investment Holdings Limited	HK$2	100*	Hong Kong	Investment holding
HEI Thailand (Rayong) Limited	US$1	100*	British Virgin Islands/Hong Kong	Investment holding
Sigerson Business Corp.	US$1	100*	British Virgin Islands	Investment holding
HEI Utilities (Malaysian) Limited	A$500,010	100*	Malaysia	Investment holding
HEI Power (Malaysian) Limited	A$10	100*	Malaysia	Investment holding
Hong Kong Electric International Finance (Australia) Pty Limited	A$1	100*	Australia	Financing
HEI Transmission Finance (Australia) Pty Limited	A$12	100*	Australia	Financing

* *Indirectly held*

13. Interest in Associates

The Group Balance Sheet figure for the associates comprises the Group's share of net assets together with amounts due to/from associates as follows:

	Group		Company	
	2000 ($ million)	1999 ($ million)	**2000 ($ million)**	1999 ($ million)
Share of net assets	**14**	17	**–**	–
Loans to associates (see note (c) below)	**6,165**	–	**–**	–
Amounts due to associates	**–**	(4)	**–**	(4)
Amounts due from associates	**147**	10	**–**	–
	6,326	23	**–**	(4)

The following list contains only the particulars of associates which principally affected the results or assets of the Group:

Name	Issued Share Capital	Percentage of Group's Effective Interest	Place of Incorporation/ Operation	Principal Activity
Secan Limited	HK$10	20%	Hong Kong	Property Development
ETSA Utilities Partnership	(see note (a) below)	50%	Australia	Electricity distribution
CKI/HEI Electricity Distribution Pty Limited (see note (b) below)	A$200	50%	Australia	Electricity distribution and retail

(a) ETSA Utilities Partnership is an unincorporated body formed by five associates of the Group, namely, HEI Utilities Development Limited, CKI Utilities Development Limited, HEI Utilities Holdings Limited, CKI Utilities Holdings Limited and CKI/HEI Utilities Distribution Limited, to operate and manage the electricity distribution business in the State of South Australia.

(b) This company is the holding company of the Powercor Australia Group, comprising Powercor Australia, LLC, Powercor Australia Holdings Pty Ltd. and Powercor Australia Limited, which operate and manage an electricity distribution and retail business in the State of Victoria, Australia.

(c) Included in the loans to associates, $4,493 million are subordinated loans. The rights in respect of these loans are subordinated to the rights of any other lenders to the associates.

14. Investments in Securities

	Group	
	2000	1999
	($ million)	($ million)
Investment securities (see note (a) below)		
Unlisted equity securities	**779**	–
Dividend receivable	**112**	–
Other investments (see note (b) below)		
Unlisted shares, at cost	**–**	73
Loan to investee company	–	11
	891	84

(a) Subsequent to the Balance Sheet date, the unlisted investment securities, being shares in CNOOC Limited, were listed on The Stock Exchange of Hong Kong Limited.

(b) Included in the other investments, the Group holds 36% of the issued share capital of Siam Power Generation Company Limited ("SIPCO"). SIPCO is an electricity generation and supply company incorporated in Thailand for the purpose of constructing a power station in Rayong, Thailand in phases. The Group invested on the basis of a guaranteed return in US dollars and the directors do not consider that the Group has any significant influence over the financial or operating policy decisions of SIPCO. Construction work of the power station has been suspended and further provision for impairment loss of the investment amounting to $84 million (1999: $84 million) was recognised in the Profit and Loss Account for the year ended 31st December 2000.

15. Inventories

	Group	
	2000	1999
	($ million)	($ million)
Work in progress	**3**	4
Coal and fuel oil	**100**	142
Stores & materials (see note below)	**299**	309
	402	455

Included in stores and materials is capital stock of $199 million (1999: $201 million) which was purchased for the future maintenance of capital assets.

16. Trade & Other Receivables

	Group		Company	
	2000	1999	**2000**	1999
	($ million)	($ million)	**($ million)**	($ million)
Fuel Clause Account (see note (a) below)	**981**	262	**–**	–
Debtors (see note (b) below)	**664**	689	**10**	13
	1,645	951	**10**	13

(a) A rebate to customers of 15.2 cents (1999: 8.5 cents) per unit of electricity sales was implemented effective 1st January 2000. Movements on the Fuel Clause Account were as follows:

	2000	1999
	($ million)	($ million)
At 1st January	**262**	186
Transfer from Profit and Loss Account	**(801)**	(745)
Rebate during the year	**1,520**	821
At 31st December	**981**	262

This account, inclusive of interest, has been and will continue to be used to stabilise electricity tariffs (see note 1(f)).

(b) Debtors' ageing is analysed as follows:

	Group		Company	
	2000	1999	**2000**	1999
	($ million)	($ million)	**($ million)**	($ million)
Within 1 month	**419**	399	**–**	–
1 to 3 months overdue	**16**	27	**–**	–
More than 3 months overdue but less than 12 months overdue	**9**	9	**–**	–
Total debtors (see note below)	**444**	435	**–**	–
Deposits, prepayments and other receivables	**220**	254	**10**	13
	664	689	**10**	13

Electricity bills issued to domestic, small industrial and commercial & miscellaneous customers of electricity supplies are due upon presentation whereas maximum demand customers are allowed a credit period of 16 working days. If settlements by maximum demand customers are received after the credit period, the company is entitled to add a surcharge of 5% to the respective bills.

17. Trade & Other Payables

	Group		Company	
	2000 ($ million)	1999 ($ million)	**2000 ($ million)**	1999 ($ million)
Creditors (see note below)	**1,428**	1,652	**42**	46
Current portion of deferred creditors (see note 19)	**208**	309	**–**	–
	1,636	1,961	**42**	46
Creditors' ageing is analysed as follows:				
Due within 1 month	**598**	596	**2**	9
Due between 1 month and 3 months	**342**	678	**1**	1
Due between 3 months and 12 months	**414**	315	**–**	–
	1,354	1,589	**3**	10
Other payables	**74**	63	**39**	36
	1,428	1,652	**42**	46

18. Non-current Interest-bearing Borrowings

	Group	
	2000 ($ million)	1999 ($ million)
Bank loans	**13,658**	8,935
Current portion of bank loans	**(3,976)**	(645)
	9,682	8,290
Other borrowings (see note below)	**2,700**	1,200
	12,382	9,490

Other borrowings of $2,700 million (1999: $1,200 million) represent fixed rate notes, bearing interest at rates ranging from 7% p.a. to 7.73% p.a. (1999: 7.63% p.a. to 7.73% p.a.). Of the $2,700 million (1999: $1,200 million), $500 million (1999: $500 million) notes were issued by The Hongkong Electric Company, Limited, $1,700 million (1999: $700 million) notes were issued by Hongkong Electric (Cayman) Limited and the remaining $500 million (1999: Nil) notes were issued by Hongkong Electric Finance (Cayman) Limited.

Bank loans and other borrowings are unsecured and repayable as follows (see note below):

	Group 2000 ($ million)	Group 1999 ($ million)
(a) Bank loans:		
Between 1 and 2 years	**495**	592
Between 2 and 5 years	**8,650**	6,625
Over 5 years	**537**	1,073
	9,682	8,290
(b) Other borrowings:		
Between 1 and 2 years	**500**	–
Between 2 and 5 years	**1,700**	1,200
Over 5 years	**500**	–
	2,700	1,200

Bank loans and other borrowings comprise:

(i) fixed rate loans and loans swapped to fixed rates with interest rates ranging from 5.68% to 8% p.a. (1999: 5.68% to 8% p.a.) and

(ii) floating rate loans and loans swapped to floating rate bearing interest based on the Hong Kong Interbank Offered Rate.

These borrowings have final maturities extending up to 2007.

19. Deferred Creditors

	Group 2000 ($ million)	Group 1999 ($ million)
Deferred creditors	**1,570**	2,079
Current portion of deferred creditors (see note 17)	**(208)**	(309)
	1,362	1,770
Deferred creditors are repayable as follows (see note below):		
Between 1 and 2 years	**209**	243
Between 2 and 5 years	**625**	729
Between 5 and 10 years	**528**	798
	1,362	1,770

Deferred creditors are unsecured and bear interest at either a margin over Hong Kong Interbank Offered Rate or fixed rates between 7.75% p.a. and 8.00% p.a. (1999: between 4.9% p.a. and 8.25% p.a.) with final maturities up to 2010.

20. Share Capital

	Number of Shares	Company 2000 ($ million)	Company 1999 ($ million)
Authorised			
Ordinary shares of $1 each	3,300,000,000	**3,300**	3,300
Issued and fully paid			
At 1st January	2,085,152,091	**2,085**	2,020
New issues during the year (see note below)	49,109,563	**49**	65
At 31st December	2,134,261,654	**2,134**	2,085

On 12th June 2000, 49,109,563 shares were issued as fully paid new shares in lieu of a final cash dividend for the year ended 31st December 1999, at a value of $23.541 per share. The above fully paid new shares were issued under an optional scrip dividend scheme.

21. Reserves

$ million	Group Share Premium	Group Revenue Reserves	Group Total	Company Share Premium	Company Revenue Reserves	Company Total
At 1st January 1999	1,918	17,335	19,253	1,918	15,658	17,576
Premium on shares issued in lieu of cash dividends	1,451	–	1,451	1,451	–	1,451
Retained profit for the year	–	2,198	2,198	–	2,019	2,019
At 31st December 1999	3,369	19,533	22,902	3,369	17,677	21,046
At 1st January 2000	**3,369**	**19,533**	**22,902**	**3,369**	**17,677**	**21,046**
Premium on shares issued in lieu of cash dividends (see note 20)	**1,107**	**–**	**1,107**	**1,107**	**–**	**1,107**
Retained profit for the year	**–**	**2,302**	**2,302**	**–**	**2,023**	**2,023**
At 31st December 2000	**4,476**	**21,835**	**26,311**	**4,476**	**19,700**	**24,176**

Group revenue reserves as at 31st December 2000 include an amount equal to Scheme of Control tax adjustments of $2,201 million (1999: $1,975 million), calculated in accordance with the renewed Scheme of Control Agreement effective 1st January 1994. These represent the accumulated difference between the depreciation allowances and depreciation charges, applying the tax rate applicable to each respective year. Such reserve shall be retained within the Company's wholly owned subsidiary, The Hongkong Electric Company, Limited until it may be required to pay the tax and is therefore not distributable.

All of the Company's revenue reserves are available for distribution to shareholders.

22. Notes to the Group Cash Flow Statement

(a) Reconciliation of operating profit to net cash inflow from operating activities

	2000 ($ million)	1999 ($ million)
Operating profit	**6,348**	5,545
Interest income	**(566)**	(41)
Dividend income from unlisted securities	**(112)**	–
Finance costs	**947**	655
Depreciation	**1,443**	1,343
Net loss/(profit) on disposal of fixed assets	**29**	(290)
Exchange (gain)/loss	**(1)**	1
Provision for impairment loss of other investments	**84**	84
Decrease/(increase) in inventories	**50**	(13)
Decrease/(increase) in trade & other receivables	**33**	(146)
Increase/(decrease) in trade & other payables, excluding current portion of deferred creditors	**26**	(24)
Increase in Fuel Clause Account	**(719)**	(76)
Net cash inflow from operating activities	**7,562**	7,038

(b) Analysis of changes in financing during the year

$ million	**2000**	**Net Cash Inflow/ (Outflow)**	**Cash (Outflow)**	**Cash Inflow**	1999
Share capital (including premium)	**6,610**	**1,156**	**–**	**1,156**	5,454
Bank loans and other borrowings	**16,358**	**6,223**	**(6,954)**	**13,177**	10,135
Deferred creditors	**1,570**	**(509)**	**(509)**	**–**	2,079
Customers' deposits	**1,242**	**73**	**(171)**	**244**	1,169
	25,780	**6,943**	**(7,634)**	**14,577**	18,837

$ million	1999	**Net Cash Inflow/ (Outflow)**	**Cash (Outflow)**	**Cash Inflow**	1998
Share capital (including premium)	5,454	1,516	–	1,516	3,938
Bank loans and other borrowings	10,135	330	(1,620)	1,950	9,805
Deferred creditors	2,079	(263)	(311)	48	2,342
Customers' deposits	1,169	38	(177)	215	1,131
	18,837	1,621	(2,108)	3,729	17,216

23. Related Party Transactions

The Group had the following significant related party transactions during the year:

	Group	
	2000	1999
	($ million)	($ million)
Purchases of coal (see note (a) below)	**46**	141
Consulting fee received/receivable during the year for providing engineering consultancy services (see note (b) below)	**(4)**	(11)
Purchase of electric appliances for private and public estates (see note (c) below)	**8**	7
Purchase of limestone powder (see note (c) below)	**6**	7
Interest income (see note (d) below)	**(501)**	–
Purchase of assets (see note (e) below)	**21**	–

(a) The Hongkong Electric Company, Limited ("HEC"), a wholly-owned subsidiary of the Company, had on 4th February 1986 entered into an agreement in the usual and ordinary course of its business with Total Energy Resources (Hong Kong) Limited ("Total Energy"), a company which is 50% owned by Hutchison Whampoa Limited, pursuant to which HEC agreed to purchase coal on normal commercial terms from Total Energy at a consideration to be reviewed annually. Hutchison Whampoa Limited is the holding company of Cheung Kong Infrastructure Holdings Limited, a substantial shareholder of the Company. Approximately 6.0% (1999: 17.1%) of HEC's coal purchases during the year were supplied by Total Energy at a total value of approximately $46 million (1999: $140 million). The coal price was determined in 2000 by reference to the then prevailing market price for coal. The agreement was disclosed to shareholders in a circular dated 16th May 1987.

The amount due to Total Energy at 31st December 2000 is nil (1999: $16.7 million).

(b) Associated Technical Services Limited ("ATS"), a wholly-owned subsidiary of the Company, had on 30th October 1997 entered into a consultancy agreement (the "Agreement") in the usual and ordinary course of its business with Guangdong Zhuhai Power Station Company Limited ("GZPSC") and Guangdong Chuangcheng Power Engineering Administration Company Limited ("GCCA") whereby GZPSC engaged ATS and GCCA to jointly provide consultancy services to GZPSC and to assist GZPSC to monitor the performance of the turnkey construction contract of Zhuhai Power Plant (the "Plant") consisting of two 700MW steam turbo-generating units. The terms of the Agreement were on normal commercial terms and were arrived at after arm's length negotiations between the parties thereto.

GZPSC is 45% owned by Cheung Kong Infrastructure Holdings Limited which is a substantial shareholder of the Company. GCCA is an independent third party.

The normal services to be provided by ATS and GCCA under the Agreement include, inter alia, the provision of competent engineers and experts to act as GZPSC's engineering representatives to manage the overall project and monitor the various stages of the construction of the Plant.

ATS and GCCA shall also provide additional services such as despatching engineers to the manufacturers' factories for coordination and expediting of shipments to meet delivery schedules and to assist GZPSC in the clearance of defects on the contractual defect list by the turnkey contractor.

The consultancy services to be provided by ATS and GCCA under the Agreement commenced on 1st November 1996 and shall be extended to February 2001.

ATS shall receive the sum of $35,424,000 for normal services rendered under the Agreement. Such sum is calculated by reference to the estimated number and category of staff who will be required to provide services throughout the term of the Agreement and the fees per month chargeable in respect of each staff.

ATS shall receive further fees for additional services rendered under the Agreement, which fees shall be calculated by reference to the fees chargeable per staff per day as set out in the Agreement and the number of days for which such additional services are rendered. All payments by GZPSC to ATS shall be made within 30 days upon receipt of invoice from ATS.

The amount due from GZPSC at 31st December 2000 is $2 million (1999: $5.5 million).

(c) HEC has entered into two agreements with A.S. Watson Group (HK) Limited ("Watson"), a subsidiary of Hutchison Whampoa Limited. Pursuant to the agreement dated 7th January 1999, Watson agreed to supply and install different types of electric water heaters for private estates from 1st March 1999 to 28th February 2001. The unit prices of these heaters are fixed during the contract period and the price is payable by HEC within 30 days against certified invoices for water heaters installed. Pursuant to the agreement dated 17th January 2000, Watson agreed to supply and install different types of electric appliances to residents in certain public estates in the year 2000. The unit prices of these electric appliances are set out in the agreement. The difference between the price the residents pay and the unit price set out in the agreement is payable by HEC within 30 days after completion of installation and receipt of invoice. The amount incurred by HEC during the year under the two agreements is $8 million (1999: $7 million). The amount due to Watson at 31st December 2000 is $0.7 million (1999: $1 million).

HEC has entered into an agreement dated 16th April 1999 and a variation order dated 22nd May 2000 with Green Island Cement (Holdings) Limited ("GIC"), a subsidiary of Cheung Kong Infrastructure Holdings Limited, pursuant to which GIC agreed to supply limestone powder to HEC from 1st May 1999 to 30th April 2001. HEC will order limestone powder from GIC from time to time and the price is calculated according to the unit rates set out in the agreement and the variation order and is payable within 30 days upon receipt of an invoice from GIC. The amount incurred by HEC during the year under the agreement is $6 million (1999: $7 million). The amount due to GIC at 31st December 2000 is $0.3 million (1999: $1 million).

(d) During the year, the Group and Cheung Kong Infrastructure Holdings Limited each acquired a 50% interest in ETSA Utilities Partnership, CKI/HEI Electricity Distribution Pty Limited, Powercor Australia, LLC and Powercor Australia Limited. ETSA Utilities Partnership operates and manages the electricity distribution business in the State of South Australia. CKI/HEI Electricity Distribution Pty Limited, Powercor Australia, LLC and Powercor Australia Limited operate and manage an electricity distribution and retail business in the State of Victoria, Australia.

Two wholly-owned overseas subsidiaries, incorporated in Australia, obtained funds from external financial institutions, which were on lent to these associates. At 31st December 2000, the total outstanding interest bearing loan balances due from these associates to the subsidiaries were $6,165 million (1999: Nil) (see note 13). The loans are unsecured, carry the same interest rates at which the subsidiaries obtained the funds from various financial institutions plus a margin in respect of the loan agreements and are repayable on demand (subject to the subordination arrangements agreed with these associates' senior creditors).

(e) HEC has entered into two agreements with HUD General Engineering Services Limited ("HUD"). HUD is 50% owned by Hutchison Whampoa Limited which in turn is the holding company of the substantial shareholder of the Company, Cheung Kong Infrastructure Holdings Limited.

Pursuant to the agreement dated 28th March 2000, HUD agreed to erect a coal unloading and conveying system at the Group's Lamma Power Station jetty extension at a consideration of $25.5 million for the transport of the coal used by the Group in the production of electricity from the jetty to the power plant.

Pursuant to the agreement dated 14th December 2000, HUD agreed to supply with complete erection, inspection, testing and commissioning a circulating water system for the combined cycle plant at the Group's Lamma Power Station at a consideration of approximately $11 million.

The amount incurred by HEC during the year under these two agreements is $21 million (1999: Nil). The amount due to HUD at 31st December 2000 is $5 million (1999: Nil).

24. Capital Commitments

	Group	
	2000	1999
	($ million)	($ million)
Capital expenditure authorised and contracted for but not provided in these accounts	**2,660**	2,487
Capital expenditure authorised but not contracted for	**13,872**	12,070

The above contracted commitments will be financed by bank loans, short-term borrowings and internally generated funds. The Group has also entered into agreements to cover its foreign exchange exposure through forward purchases and swaps of foreign currencies.

Capital expenditure authorised but not yet contracted for will be financed by suppliers' credit contracts, bank loans, short-term borrowings and internally generated funds.

The Company has entered into an agreement with Cavendish International Holdings Limited, Hutchison Whampoa Limited and Cheung Kong (Holdings) Limited whereby the Company undertakes to provide 20% of the capital requirements of its associate, Secan Limited to the extent that such requirements are not funded by means of other borrowings from third parties.

25. Contingent Liabilities

	Group		Company	
	2000	1999	**2000**	1999
	($ million)	($ million)	**($ million)**	($ million)
Guarantees have been executed in respect of banking facilities available as follows:				
To the subsidiaries	–	–	**6,458**	–
To the associate	**8**	8	**8**	8
Other guarantees given in respect of subsidiary	–	–	**3,205**	1,394
	8	8	**9,671**	1,402

26. Comparative Figures

Interest income has been classified as other revenue in 2000. Comparative figures of turnover and other revenue for the year ended 31st December 1999 have also been reclassified to conform to the current year's presentation.

Extracts of Financial Statements of ETSA Utilities Partnership

Consolidated Profit and Loss Account

for the period 13th December 1999 to 31st December 2000

	A$ million	HK$ million Eqv.
Turnover	584	2,522
Operations and services expenses	(195)	(842)
Operating profit before interest, taxation, depreciation and amortization	389	1,680
Depreciation and amortization	(127)	(547)
Profit before interest and taxation	262	1,133

Consolidated Balance Sheet

as at 31st December 2000

	A$ million	HK$ million Eqv.
Non-current assets	3,363	14,530
Current assets	216	932
Current liabilities	(157)	(678)
	3,422	14,784
Share capital	1	4
Retained losses	(5)	(22)
	(4)	(18)
Non-current liabilities		
– subordinated loans	1,270	5,486
– other borrowings & payables	2,156	9,316
	3,422	14,784

Extracts of Financial Statements of Powercor Australia Group

Consolidated Profit and Loss Account

for the period 6th September 2000 to 31st December 2000

	A$ million	HK$ million Eqv.
Turnover	328	1,418
Operations and services expenses	(198)	(857)
Operating profit before interest, taxation, depreciation and amortization	130	561
Depreciation and amortization	(30)	(128)
Profit before interest and taxation	100	433

Consolidated Balance Sheet

as at 31st December 2000

	A$ million	HK$ million Eqv.
Non-current assets	2,561	11,065
Current assets	237	1,022
Current liabilities		
– intercompany loans	(1,584)	(6,843)
– other borrowings & payables	(255)	(1,103)
	959	4,141
Retained profits	20	84
Non-current liabilities	939	4,057
	959	4,141

Five-Year Group Profit Summary and Group Balance Sheet

Five-Year Group Profit Summary

HK$ million	**2000**	1999	1998	1997	1996
Turnover	**10,643**	9,690	9,759	8,499	8,117
Operating profit	**6,348**	5,545	5,483	4,661	4,475
Share of results of associates	**(2)**	3	7	298	30
Profit before taxation	**6,346**	5,548	5,490	4,959	4,505
Taxation	**(637)**	(496)	(494)	(432)	(385)
Profit after taxation	**5,709**	5,052	4,996	4,527	4,120
Scheme of Control transfers	**(174)**	234	(29)	182	34
Profit attributable to shareholders	**5,535**	5,286	4,967	4,709	4,154

Note: As a result of interest income being classified as other revenue in 2000, turnover for the years from 1996 to 1999 has been adjusted for comparison purposes.

Five-Year Group Balance Sheet

HK$ million	**2000**	1999	1998	1997	1996
Fixed assets	**41,592**	39,661	37,645	35,011	32,202
Interest in associates	**6,326**	23	90	89	155
Investments in securities	**891**	84	168	168	–
Net current liabilities	**(5,115)**	(2,242)	(4,367)	(4,472)	(3,946)
Total assets less current liabilities	**43,694**	37,526	33,536	30,796	28,411
Non-current liabilities	**(14,986)**	(12,429)	(11,861)	(11,161)	(10,518)
Rate Reduction Reserve	**(14)**	(21)	(62)	(92)	(93)
Development Fund	**(249)**	(89)	(340)	(338)	(556)
Net assets	**28,445**	24,987	21,273	19,205	17,244
Share capital	**2,134**	2,085	2,020	2,020	2,020
Reserves	**26,311**	22,902	19,253	17,185	15,224
	28,445	24,987	21,273	19,205	17,244

Ten-Year Scheme of Control Statement

The Hongkong Electric Company, Limited

(a) Scheme of Control

The activities of The Hongkong Electric Company, Limited ("HEC"), a wholly owned subsidiary of the Company, are subject to a Scheme of Control ("SOC") agreed with the Hong Kong Government. This Scheme of Control was renewed with effect from 1st January 1994 with revision effective from 1st January 1999, and is effective until 31st December 2008.

The Scheme provides for HEC to earn a permitted return of 13.5% of average net fixed assets plus 1.5% of average net fixed assets acquired after 1st January 1979 from the additional shareholders' investment as defined in the SOC Agreement. Any difference between this permitted return and the SOC net revenue of HEC must be transferred to or (from) a development fund from or (to) the Profit and Loss Account of HEC. In calculating this SOC net revenue, interest relating to the acquisition of fixed assets (whether it has been charged to revenue or capitalised) up to 8% per annum, is added to, and a tax adjustment is made against, profit after taxation. In addition 8% of the average balance of the development fund is transferred from the Profit and Loss Account of HEC to a rate reduction reserve.

In accordance with the renewed Scheme of Control Agreement effective 1st January 1994, HEC is required to retain revenue reserves equal to a SOC tax adjustment at historical tax rates. These reserves shall be retained within HEC until such time as it may be required to pay the tax.

(b) Ten-Year Scheme of Control Statement for the Year Ended 31st December

HK$ million	**2000**	1999	1998	1997	1996	1995	1994	1993	1992	1991
Sales of electricity	**10,543**	9,577	9,627	8,366	7,980	7,271	6,974	6,197	5,517	4,970
Less: Transfer to Fuel Clause Account	**(801)**	(745)	(623)	(479)	(449)	(458)	(512)	(402)	(332)	(296)
Other Scheme of Control revenue	**54**	64	62	66	86	60	61	51	49	69
Gross tariff revenue	**9,796**	8,896	9,066	7,953	7,617	6,873	6,523	5,846	5,234	4,743
Fuel costs	**(823)**	(842)	(973)	(1,036)	(1,034)	(965)	(878)	(892)	(894)	(875)
Operating costs	**(845)**	(798)	(755)	(742)	(711)	(899)	(813)	(804)	(755)	(674)
Interest	**(590)**	(648)	(778)	(436)	(424)	(241)	(282)	(240)	(221)	(188)
Depreciation	**(1,448)**	(1,348)	(1,382)	(1,152)	(1,070)	(845)	(817)	(943)	(801)	(654)
Net revenue before taxation	**6,090**	5,260	5,178	4,587	4,378	3,923	3,733	2,967	2,563	2,352
Scheme of Control taxation	**(862)**	(747)	(822)	(748)	(713)	(649)	(603)	(505)	(452)	(380)
Net revenue after taxation	**5,228**	4,513	4,356	3,839	3,665	3,274	3,130	2,462	2,111	1,972
Interest on borrowed capital	**775**	790	867	780	666	601	445	359	325	303
Interest on incremental customers' deposits	**3**	1	-	-	-	-	-	-	-	-
Scheme of Control net revenue	**6,006**	5,304	5,223	4,619	4,331	3,875	3,575	2,821	2,436	2,275
Transfer (to)/from Development Fund	**(160)**	251	(2)	218	82	6	(274)	27	76	(47)
Permitted return	**5,846**	5,555	5,221	4,837	4,413	3,881	3,301	2,848	2,512	2,228
Interest on borrowed capital	**(775)**	(790)	(867)	(780)	(666)	(601)	(445)	(359)	(325)	(303)
Interest on incremental customers' deposits	**(3)**	(1)	-	-	-	-	-	-	-	-
Transfer to rate reduction reserve	**(14)**	(17)	(27)	(36)	(48)	(51)	(40)	(31)	(35)	(36)
Net return	**5,054**	4,747	4,327	4,021	3,699	3,229	2,816	2,458	2,152	1,889

Ten-Year Balance Sheet

As at 31st December

The Hongkong Electric Company, Limited

HK$ million	**2000**	1999	1998	1997	1996	1995	1994	1993	1992	1991
Assets										
Non-Current Assets										
Fixed Assets	**41,688**	39,761	37,750	35,120	32,315	29,087	24,590	20,800	18,282	16,191
Current Assets										
Coal and fuel oil	**100**	142	135	143	188	152	148	147	117	154
Stores	**299**	309	291	280	275	265	225	196	166	146
Fuel Clause Account	**981**	262	186	–	–	–	–	–	–	–
Trade & other receivables	**633**	641	525	486	416	348	356	317	279	256
Loan capital receivable *(Note 1)*	**1,539**	1,517	1,311	1,136	1,025	800	743	914	806	704
Bank balances	**12**	9	–	–	6	1	1	4	3	33
	3,564	2,880	2,448	2,045	1,910	1,566	1,473	1,578	1,371	1,293
Current Liabilities										
Bank loans and other borrowings	**(8,773)**	(5,992)	(5,176)	(4,680)	(4,901)	(3,326)	(2,403)	(1,853)	(1,064)	(614)
Fuel Clause Account	**–**	–	–	(7)	(20)	(103)	(147)	(129)	(114)	(107)
Trade & other payables	**(1,511)**	(1,867)	(2,309)	(2,351)	(1,957)	(3,024)	(1,544)	(1,300)	(1,288)	(1,007)
Taxation	**(209)**	(227)	(179)	(142)	(204)	(53)	(130)	(83)	(58)	(94)
Proposed dividend	**(3,917)**	(3,945)	(3,518)	(3,036)	(2,828)	(2,409)	(2,102)	(2,074)	(1,811)	(1,587)
	(14,410)	(12,031)	(11,182)	(10,216)	(9,910)	(8,915)	(6,326)	(5,439)	(4,335)	(3,409)
Net Current Liabilities	**(10,846)**	(9,151)	(8,734)	(8,171)	(8,000)	(7,349)	(4,853)	(3,861)	(2,964)	(2,116)
Total Assets Less Current Liabilities	**30,842**	30,610	29,016	26,949	24,315	21,738	19,737	16,939	15,318	14,075
Non-Current Liabilities										
Bank loans and other borrowings	**(7,439)**	(8,790)	(8,444)	(8,343)	(5,649)	(3,461)	(3,776)	(2,677)	(2,014)	(2,115)
Deferred creditors	**(1,362)**	(1,770)	(2,036)	(1,734)	(3,103)	(4,064)	(3,043)	(2,709)	(2,659)	(2,133)
Customers' deposits	**(1,242)**	(1,169)	(1,131)	(1,084)	(1,016)	(958)	(892)	(814)	(749)	(661)
	(10,043)	(11,729)	(11,611)	(11,161)	(9,768)	(8,483)	(7,711)	(6,200)	(5,422)	(4,909)
Rate Reduction Reserve *(Note 2)*	**(14)**	(21)	(62)	(92)	(93)	(80)	(64)	(105)	(149)	(149)
Development Fund *(Note 3)*	**(249)**	(89)	(340)	(338)	(556)	(638)	(644)	(370)	(397)	(473)
Net Assets	**20,536**	18,771	17,003	15,358	13,898	12,537	11,318	10,264	9,350	8,544
Capital and Reserves										
Share capital	**2,411**	2,411	2,411	2,411	2,411	2,411	2,411	2,411	2,411	2,411
Reserves *(Note 4)*	**2,201**	1,975	1,724	1,390	1,066	730	311	–	–	–
	4,612	4,386	4,135	3,801	3,477	3,141	2,722	2,411	2,411	2,411
Loan capital	**15,924**	14,385	12,868	11,557	10,421	9,396	8,596	7,853	6,939	6,133
	20,536	18,771	17,003	15,358	13,898	12,537	11,318	10,264	9,350	8,544

Notes:

(1) This represents a reinvestment by Hongkong Electric Holdings Limited of a proportion of the dividend receivable from HEC as new loan capital in respect of the current financial year, receivable in the following financial year.

(2) The purpose of this reserve is to reduce, by means of rebates, electricity tariffs to customers.

(3) The main purpose of the development fund is to assist in financing the acquisition of fixed assets and it is not part of shareholders' funds.

(4) These reserves represent a Scheme of Control tax adjustment, calculated in accordance with the renewed Scheme of Control Agreement effective 1st January 1994. These represent the accumulated difference between depreciation and the Inland Revenue tax allowances, applying the tax rate applicable to each respective year. This Scheme of Control tax adjustment shall be retained within HEC until such time as it may be required to pay the tax.

Ten-Year Operating Statistics

The Hongkong Electric Company, Limited

	2000	1999	1998	1997	1996	1995	1994	1993	1992	1991
Units Sold (Millions of kWh)										
Commercial	**7,141**	6,875	6,781	6,401	6,148	5,782	5,688	5,271	4,866	4,622
Domestic	**2,346**	2,288	2,448	2,212	2,243	2,089	2,024	1,919	1,763	1,694
Industrial	**505**	490	464	466	482	509	545	561	586	622
Total (Millions of kWh)	**9,992**	9,653	9,693	9,079	8,873	8,380	8,257	7,751	7,215	6,938
Annual Increase (%)	**3.5**	(0.4)	6.8	2.3	5.9	1.5	6.5	7.4	4.0	5.8
Average Net Tariff (Cents per kWh)										
Basic Tariff	**105.7**	99.4	99.4	92.2	89.9	86.8	84.5	80.0	76.1	71.6
Fuel Clause Rebate	**(15.2)**	(8.5)	(8.5)	(5.4)	(6.0)	(6.0)	(6.0)	(5.0)	(4.5)	(3.5)
Rate Reduction Rebate	**(0.2)**	(0.6)	(0.6)	(0.4)	(0.4)	(0.4)	(1.0)	(1.0)	(0.5)	(0.4)
Net Tariff (Cents per kWh)	**90.3**	90.3	90.3	86.4	83.5	80.4	77.5	74.0	71.1	67.7
Number of Customers (000's)	**526**	519	513	513	504	493	483	472	456	445
Installed Capacity (MW)										
Gas Turbines and Standby Units	**805**	805	805	805	805	805	805	805	805	805
Coal-Fired Units	**2,500**	2,500	2,500	2,500	2,150	2,150	1,800	1,800	1,800	1,450
Total (MW)	**3,305**	3,305	3,305	3,305	2,955	2,955	2,605	2,605	2,605	2,255
System Maximum Demand (MW)	**2,417**	2,343	2,316	2,205	2,118	2,006	2,021	1,890	1,819	1,680
Annual Increase (%)	**3.2**	1.2	5.0	4.1	5.6	(0.7)	6.9	3.9	8.3	4.2
Annual Load Factor (%)	**53.5**	53.4	54.2	53.5	54.3	54.2	53.0	53.1	51.2	53.5
Thermal Efficiency (%)	**35.6**	35.8	35.9	35.8	35.8	35.3	35.7	36.0	36.0	35.7
Coal-Fired Plant Availability (%)	**84.3**	87.1	89.2	91.0	90.8	91.9	93.7	93.1	88.2	93.9
Number of Switching Stations	**20**	20	18	18	17	17	16	16	14	13
Number of Zone Substations	**25**	25	23	23	22	22	22	21	20	19
Number of Consumer Substations	**3,391**	3,309	3,230	3,172	3,101	3,021	2,954	2,899	2,804	2,717
Number of Employees	**2,325**	2,403	2,490	2,542	2,625	2,700	2,713	2,706	2,737	2,811
Capital Expenditure ($ Million)	**3,549**	3,622	4,248	4,107	4,424	5,459	4,668	3,486	2,970	2,667

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders of the Company will be held in the Ballroom, 1st Floor, The Harbour Plaza, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong on Thursday, 10th May 2001 at 12:00 noon for the following purposes:

As Ordinary Business

1. To receive and consider the Statement of Accounts and the Reports of the Directors and Auditors for the year ended 31st December 2000.
2. To declare a final dividend.
3. To re-elect retiring Directors.
4. To appoint Auditors and authorize the Directors to fix their remuneration.

As Special Business

5. To consider and, if thought fit, pass the following resolution as an Ordinary Resolution:

   "THAT:

   (a) a general mandate be and is hereby unconditionally given to the Directors during the Relevant Period to issue and dispose of additional shares of the Company not exceeding twenty per cent of the existing issued share capital of the Company as at the date of passing this resolution; and

   (b) for the purpose of this resolution:

   "Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:

   (i) the conclusion of the next annual general meeting of the Company;

   (ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

   (iii) the revocation or variation of this resolution by any ordinary resolution of the shareholders of the Company in general meeting."

6. To consider and, if thought fit, pass the following resolution as an Ordinary Resolution:

   "THAT:

   (a) subject to paragraph (b) below, the exercise by the Directors during the Relevant Period of all the powers of the Company to repurchase shares of HK$1.00 each in the issued capital of the Company in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as amended from time to time, be and is hereby generally and unconditionally approved;

   (b) the number of shares of the Company which may be repurchased by the Company pursuant to the approval in paragraph (a) above shall not exceed ten per cent of the number of shares of the Company in issue at the date of this resolution; and

   (c) for the purpose of this resolution:

   "Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:

   (i) the conclusion of the next annual general meeting of the Company;

   (ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

   (iii) the revocation or variation of this resolution by an ordinary resolution of the shareholders of the Company in general meeting."

7. To consider and, if thought fit, pass the following resolution as an Ordinary Resolution:

   "THAT the general mandate granted to the Directors to allot, issue and deal with additional shares pursuant to Resolution 5 set out in the notice convening this meeting be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of any share capital of the Company repurchased by the Company under the authority granted pursuant to Resolution 6 set out in the notice convening this meeting, provided that such amount shall not exceed ten per cent of the aggregate nominal amount of the existing issued share capital of the Company as at the date of passing the relevant resolution."

8. To consider and, if thought fit, pass the following resolution as a Special Resolution:

   "THAT the articles of association contained in the printed document produced to the meeting and for the purpose of identification signed by the Chairman of the Company be and are hereby approved and adopted as the articles of association of the Company in substitution for and to the exclusion of all the existing articles of the Company."

By Order of the Board

Lillian Wong
Company Secretary
Hong Kong, 8th March 2001

Notes:

(1) A member of the Company entitled to attend and vote at the Meeting is entitled to appoint not more than two proxies to attend and on a poll, vote for him. A proxy need not be a member. To be valid, all proxies must be deposited at the registered office of the Company, Electric Centre, 28 City Garden Road, North Point, Hong Kong, not later than 48 hours before the time for holding the Meeting.

(2) The register of members will be closed from Thursday, 3rd May 2001 to Thursday, 10th May 2001, both days inclusive. To qualify for the dividend, all transfers accompanied by the relevant share certificates should be lodged with the Company's Registrars, Central Registration Hong Kong Limited, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not later than 4:00 p.m. on Wednesday, 2nd May 2001.

(3) With reference to Resolution 5 above, the Directors wish to state that they have no immediate plans to issue any new shares in the Company.

(4) With reference to Resolution 6 above, the Directors wish to state that they will exercise the powers conferred thereby to repurchase shares in circumstances which they deem appropriate for the benefits of the shareholders. The explanatory statement containing the information relating to the repurchase of shares, as required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, will be despatched to the members together with the annual report.

(5) In Resolution 8 above, shareholders are asked to approve and adopt revised articles of association which contain various amendments to the existing articles which have been in use since the Company's incorporation in 1976. The proposed amendments to the existing articles and the full set of the revised articles of association will be despatched to the members together with the annual report.



Hongkong Electric Holdings Limited
香港電燈集團有限公司

2000年年報

高瞻遠矚 **再創新領域**

公司資料

主席	麥理思
副主席	霍建寧
集團董事總經理	曹棨森
執行董事	甄達安 甘慶林 李蘭意 李澤鉅 陸法蘭
董事	夏佳理 周胡慕芳 Holger Kluge 佘頌平 黃頌顯 余立仁
公司秘書	黃莉華
註冊辦事處	香港城市花園道28號電燈中心 電話：28433111　傳真：25371013 電子郵件地址：Mail@hec.com.hk 電腦網絡網址：www.hec.com.hk
往來銀行	香港上海匯豐銀行有限公司
律師	孖士打律師行
核數師	畢馬威會計師事務所
股權登記處	香港中央證券登記有限公司 香港皇后大道東183號合和中心19樓
美國證券託存收據託存處	萬國寶通銀行 111 Wall Street, New York, N.Y. 10043, U.S.A.

財務日程表

半年業績	宣佈日期二零零零年八月十日
全年業績	宣佈日期二零零一年三月八日
年報	寄給股東日期二零零一年四月十二日或之前
停止股權登記	二零零一年五月三日至二零零一年五月十日
股東週年大會	舉行日期二零零一年五月十日
每股股息	
中期息五角四分	支付日期二零零零年十月三日
末期息九角七點五分	支付日期二零零一年五月十一日

香港電燈集團有限公司（港燈集團）成立於一九七六年，作為港燈集團最主要之營運公司香港電燈有限公司（港燈）之控股公司。港燈負責發電、輸電及配電，供應予香港島、鴨脷洲及南丫島。

港燈在南丫島之發電廠總發電能量為三千三百零五兆瓦。輸電及配電網絡包括超過三百六十公里長之輸電線路及超逾三千三百九十個配電站。港燈之歷史可回溯至一八九零年。

目錄

財務概要

港幣百萬元計	2000	1999	1998	1997	1996
營業額	**10,643**	9,690	9,759	8,499	8,117
股東應得溢利	**5,535**	5,286	4,967	4,709	4,154
股息	**3,233**	3,088	2,899	2,748	2,485
固定資產	**41,592**	39,661	37,645	35,011	32,202
股東權益	**28,445**	24,987	21,273	19,205	17,244

港幣元計					
每股溢利	**2.62**	2.58	2.46	2.33	2.06
每股股息	**1.515**	1.4875	1.435	1.360	1.230

附註：由於利息收入於二零零零年歸類為其他收入，故一九九六年度至一九九九年度的營業額已為比較目的作出了調整。



股東應得溢利 百萬港元
5,600
5,400
5,200
5,000
4,800
4,600
4,400
4,200
4,000
3,800
3,600
96
97
98
99
00



每股股息 港元
1.60
1.50
1.40
1.30
1.20
1.10
1.00
0.90
0.80
0.70
0.60
96
97
98
99
00



營業額 百萬港元
12,000
10,500
9,000
7,500
6,000
4,500
3,000
1,500
96
97
98
99
00



固定資產 百萬港元
45,000
40,000
35,000
30,000
25,000
20,000
15,000
10,000
96
97
98
99
00

董事局主席報告

二零零零年對香港電燈集團是意義重大的一年，標誌集團踏入業務擴展的新年代。年內，集團獲香港特別行政區政府批准，進行總發電量為一千八百兆瓦規範的南丫發電廠擴建工程。此外，集團之主要海外投資項目亦完成首年運作。

業績

集團截至二零零零年十二月三十一日止年度經審核之除稅及管制計劃調撥後綜合溢利為港幣五十五億三千五百萬元，較上年度之港幣五十二億八千六百萬元增加百分之四點七。

末期息

董事局將建議派發末期息每股九角七點五分。連同中期股息每股五角四分，全年之股息為每股港幣一元五角一點五分（一九九九年每股股息一元四角八點七五分）。

香港業務營運

於二零零零年，集團在香港經營之業務，繼續以提高效率、可靠程度和客戶服務質素為宗旨。連續五年，公司在電力供應可靠程度方面取得百分之九十九點九九九之佳績。年內，集團雖然面對「千年蟲」問題，但仍取得以上的顯著成績，足以見證公司不斷在人材、系統和設備作出投資的成果。

期間本公司進一步提升輸電和配電系統之運作。而配電站的總數亦增加至三千三百九十一個。新採用的整合式燃煤處理系統更改善卸煤速度。公司亦完成將控制系統改為數碼模式，此將進一步加強系統的可靠程度和維修上的便利。

集團致力提高服務質素，利用最新的科技，包括無線上網等技術，使客戶可享有更快捷和個人化的服務。加上高度可靠的供電服務，公司在年內接獲的客戶表揚信件上升百分之四十，達八百七十九封。

先進科技亦令公司得以透過減省員工人數及加強對營運的監控，從而不斷減低開支及提高生產力。

基於以上努力所取得的成效，公司方能將二零零一年必須調整的電費增幅制定在百分之四點八七的水平，且毋需對低用量客戶增收電費。

南丫擴建

政府於二零零零年五月批准之財務計劃對香港電燈有限公司（港燈）客戶及公司長遠發展均至為重要。此計劃覆蓋之年期至二零零四年，其中包括南丫發電廠擴建工程。公司今年的營運數據亦支持財務計劃所做的預測，顯示擴建的首期三百兆瓦發電設施

最遲需於二零零四年投產。世界其他地區的經驗顯示，倘未能及時增加所需的發電量，不單大幅削弱供電的可靠程度，同時亦增加客戶的負擔，甚至嚴重影響商業的經營。集團承諾以可靠的供電系統，全力確保香港作為主要金融及服務中心的地位。擴建計劃開展順利，且公司已與政府達成合理的審查機制，以確保新添發電量符合需求增長。

海外業務

一九九九年底，集團與長江基建集團有限公司完成南澳洲省ETSA Utilities為期二百年之配電業務經營權的收購交易，雙方各佔五成權益。二零零零年九月，再在毗鄰的維多利亞省作出同類投資。雙方合共以澳幣二十三億一千五百萬元聯合收購Powercor Australia Limited。

以上收購項目之優質資產及其經營環境，可為公司提供穩定的盈利增長。澳洲業務之首年營運成績令人非常鼓舞。公司正在研究 ETSA 和 Powercor 兩個電力系統之間潛在的協同效應。兩者業務之實際表現已超越公司最初的預測。

集團亦取得中國海洋石油有限公司價值一億美元之上市前權益。而中國海洋石油有限公司最近已在香港和紐約上市。此外，集團並進一步發展與中國海洋石油有限公司的關係，獲分配計劃中的深圳液化天然氣站百分之三的股本權益，該天然氣站將為集團擴建電廠之主要燃氣供應商。唯有關發展條款須待各方同意。



南丫發電廠外貌，圖中顯示擬興建之六台天然氣發電機組擴建部份。

展望

隨著香港經濟持續復甦，展望二零零一年，電力銷售將進一步增加，為集團提供穩定的盈利增長。

集團將繼續積極尋求海外之合適投資機會，以重點投資海外為目標，在已建立的技術專長上，配合穩健的財務基礎、優良的信貸評級和雄厚的流動現金，為集團帶來進一步的發展。

本人深信二零零一年將為集團海外業務之新增長年代。集團之未來前景十分良好。

人事

董事局已接納李澤楷先生在年內的離任。本人謹代表董事局及股東對李先生所作之寶貴貢獻致以謝意。本人亦藉此機會，向集團所有員工致以謝意，感謝他們努力不懈和衷誠工作，使新千禧年有一個令人振奮的開始。

主席
麥理思

香港，二零零一年三月八日



[illegible] 南丫發電廠擴建部份

亞洲金融中心

有賴可靠電力



我們持續為香港提供超越百分之九十九點九九九的可靠電力。

香港島

南丫發電廠

南丫島

營運回顧

電力銷售較一九九九年增長百分之三點五，達九十九億九千二百萬度。最高需求量則再創新高，增加百分之三點二，達二千四百一十七兆瓦，與公司的長期預測相若。以上數據顯著回升，反映香港經濟正在改善與及公司客戶總數有所增長。所有客戶類別的售電量均錄得增長，其中商業售電量以百分之三點九的增幅居於首位，佔總售電量百分之七十一點五。客戶總數上升至五十二萬五千五百六十三名。

公司並無出現與「千年蟲」有關的事故。供電可靠程度維持在百分之九十九點九九九的水平。

發電

發電科在可靠程度、系統應用、效率和安全方面繼續突破指標，且同時透過減少人手和營運開支提高生產力。

為不斷加強南丫發電廠的效率和可靠程度，三台舊機組已分階段裝設數碼控制系統。在三台機組裝置處理鍋爐灰渣的水底鏈板運輸系統經已投產。此項裝置大大減少對海水的排放，亦有助利用灰渣作工業用途，為持續發展踏出積極的一步。餘下機組的工程將於二零零二年完成。

為配合全球各地提高發電效能的趨勢，原有兩台燃氣輪機現正裝設餘熱蒸氣鍋爐及汽輪機設備，以改裝為連合循環式機組。透過在燃氣輪機排氣口回收熱能，機組改裝後可於無需耗用額外燃料的情況下多生產一百一十五兆瓦的電力。連合循環式機組將於二零零二年中投產。

公司繼續採用低含硫量的燃煤作主要的燃料。二零零零年，燃煤耗上升至近四百萬噸。新的整合式燃煤處理系統除增加平均卸煤速度外，亦節省成本。由於燃煤是集團主要開支類別之一，公司將繼續尋找方法，透過不同來源地的價格競爭，減低燃煤的成本。

為滿足未來電力的需求，現正進行策劃南丫發電廠擴建計劃首台燃氣連合循環式機組之興建工程，預計此台機組將於二零零四年作商業投產。


生產力 一九九一年至二零零零年
4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
5.5
5.0
4.5
4.0
3.5
3.0
2.5
2.0
91 92 93 94 95 96 97 98 99 00
每名員工之售電度數（百萬度計）
員工人數（千計）


售電量 一九九一年至二零零零年（百萬度）
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
91 92 93 94 95 96 97 98 99 00
商業用電
家庭用電
工業用電

增添

客戶服務

現時有更多客戶透過港燈網頁處理賬戶事宜，加上新裝設的電腦電話綜合系統，使到我們的服務水準更進一步提升。



輸電和配電（輸配電）

公司在年內進行一系列的改善工程，包括增設八十二個新的配電站和鋪設總長度達二百二十五公里的一萬一千伏電纜。

為應付客戶未來的需求，公司不斷就輸電網絡進行改善工程，包括興建新的主輸電站與及在東區/中區鋪設輸電纜。

二零零零年，公司為較大客戶提供新的綜合賬單服務，與及推出新的

「無線應用協定」(WAP)服務。公司亦在客戶電話查詢中心引入電腦電話綜合系統，以此提高營運效率和為客戶提供更個人化的服務。

年內，公司在供電可靠程度上所取得的紀錄，可從客戶對服務滿意程度上得以反映。所有與客戶服務有關共十八項服務標準，公司在年內均超越既定水平。

書面表揚數字


900
800
700
600
500
400
300
200
100
0
92
93
94
95
96
97
98
99
00
讚揚信

港燈憑穩健根基

拓展海外投資



港燈具有豐富的經驗及專業知識，收購南澳洲省之ETSA及維多利亞省之Powercor項目，在拓展國際投資業務方面，踏出重要一步。

(右上角) ETSA 配電網為亞德萊德地區提供電力服務。

國際業務

港燈國際有限公司(港燈國際)

港燈國際於一九九九年底已完成收購南澳洲省ETSA Utilities 配電業務的交易。此項為港燈國際首個主要的投資項目，由港燈國際及長江基建集團有限公司(長江基建)共同持有，投資額為澳幣三十二億五千萬元。ETSA首年營運進展順利，除成功為其短期債務籌措資金之外，亦取得A-/A3長期信貸評級，與及完成私營化的業務轉型。截至二零零零年十二月三十一日止期間，該公司的售電量增加百分之十點七，成本則下降百分之七點六，為公司帶來澳幣五億八千四百萬元的收益、未扣除利息和税項前之盈利為澳幣二億六千二百萬元。

二零零零年九月，港燈國際完成在毗鄰之維多利亞省收購 Powercor Australia Limited 的另一投資項目。此項投資同樣與長江基建共同持有，各佔五成權益。Powercor 擁有維多利亞省最大的配電及電力零售業務。每年配電逾八十億度予五十六萬六千名客戶。以澳幣二十三億一千五百




香港
亞德萊德
維多利亞省
墨爾本

萬元收購Powercor是一項極有價值的投資項目。公司將透過加強營運效率以取得最大的收益。它亦可提供與ETSA營運上的協同效應，通過共通的服務和聯合採購達至節省，因而減低營運成本。

該兩項業務之財務報表摘要載於第五十頁至第五十一頁。

協聯工程有限公司（協聯）

協聯繼續為集團盈利作出貢獻。憑其在業內已建立的良好信譽，協聯仍然在競爭激烈的環境下取得穩定數量的海外顧問工程合約。公司經已在中國、香港和海外簽訂新的合約，提供管理訓練、高壓電掣的市場和工程服務。



Powercor供電的墨爾本西部郊區，包括維多利亞省其中發展最迅速的地區。

人事

培訓

卓越的技術水平和優質客戶服務是集團賴以成功的要素。公司非常著重吸引、保留與及培育優秀人才，而同時又適當地控制員工人數。

二零零零年，共有一千四百九十六名員工參加由集團舉辦的各樣訓練課程。這些課程包括電腦應用、系統工程、工業安全及健康、環保工程與及海外培訓。發電科曾舉辦逾二萬工時的訓練，旨在讓員工學習多樣技術。於年內投產的新模擬訓練設施將用於加強二零零一年的訓練。

健康及安全

在公司積極推廣「安全第一」的工作文化下，營運方面繼續見到成效。二零零零年，港燈發電科和輸配電科的缺勤意外發生率分別為百分之零點三六和零。以國際標準評訂，以上成績堪稱「卓越」。來自以上兩科的員工更連續四年，在職業安全健康局舉辦的安全常識問答比賽中，擊敗其他公司的參賽隊伍。

年內，新制定的法例規定地盤工作的人員需加強基本安全訓練和領取認證。基於優良紀錄，港燈已獲勞工處批准舉辦內部訓練課程，並可為集團員工和承建商提供認證。


UTILITY
ALARM

我們的安全紀錄一向成績驕人，二零零零年全年亦維持同樣的優良紀錄。公司不斷投資確保擁有達至最高國際水準的先進技術，以可靠及安全的程序監察電力及配電的營運。

營運安全可靠

達至國際水準


PLANT FLOW DIAGRAM
FLUE GAS SYSTEM
ABSORP. SYSTEM
MIST ELIM. SYSTEM
MOTOR CURRT.
F-GAS STOP LOGIC

人力資源

年內，除董事酬金外，集團對所有員工的總支出達港幣十億九千六百萬元。截至二零零零年十二月三十一日為止，集團僱員人數為二千三百六十六名，比去年減少七十九名。集團並無股份配售計劃。繼一九九九年實施凍結薪金後，二零零零年因經濟持續困難而繼續施行。

肩負環保責任

配合本港需求

我們一方面提供可靠的電力，另一方面亦兼顧到環保及社會責任。我們審慎保護電廠的空氣質素，將百分之九十九以上的飛灰抽除及貯存於密封的灰倉內，然後再將飛灰製造成水泥。


ASH STORAGE
SILO
飛灰貯灰倉
H. E. C.

社會責任

集團致力為廣泛的社群和環境保護作出貢獻。

環境保護

集團所有的策劃和營運均結合環境保護的因素。公司在處理空氣，水和噪音污染方面作出重大投資。二零零零年，公司並無接獲環保方面的主要投訴。所有營運亦符合有關環保法例的要求。

年內，公司致力發展內部的「環境保護管理系統」。預計於二零零一年投入使用後，可將公司的環保監察工作提升至最高的國際水平。在煤灰排放方面，公司將改裝餘下兩台機組成為封閉式循環系統，可將經處理後的煤灰用以製造混凝土，使排放接近零的目標。此外，雨水收集計劃亦進一步減少電廠的耗水量。

二零零零年，公司繼續致力再生能源方面的研究。一項關於利用風力作為能源的可行性研究現正進行中，並就風力監察站所得的數據進行評估。公司亦正贊助香港大學一項利用太陽光能發電的研究計劃。二零零零年七月，南丫發電廠裝設了太陽能熱水供應系統，利用太陽能提供電廠更衣室所需的熱水。

公司對南丫發電廠擴建工程的規劃，可以充份反映公司對環境保護的關注，而有關規劃，亦已通過所有法例的要求。採用天然氣作為基本負荷的燃料將減低二氧化硫的排放達百分之六十。公司亦將確保其他關連工程，包括海底燃氣管道符合最高的環保標準。



為盡量減輕對環境的影響，我們在電力分站採用先進的減低噪音科技。

社會服務

年內，公司曾增加長者及殘疾人士的電費優惠。公司亦是香港首間為視障人士設計特別網頁的公用機構。對於本港慈善及推廣環境保護的活動，公司亦繼續大力支持。公司在南丫發電廠更建有新的直升機停機坪，協助運載急需接受醫療護理的島上人士。南丫發電廠亦建有新的訪客中心，以應付日益增加的參觀人士。

庫務

庫務部充份利用資產負債表之數據和國際資本市場的資料為日常營運及新的投資項目籌集資金。除海外投資外，集團之平均借貸成本在香港公共機構當中屬最低水平。

年內，集團向外借貸港幣六十二億以應付海外的新投資項目。集團收購 ETSA 和 Powercor 均採用具創意的財務安排，以確保低的資本成本，其中包括結合過渡性貸款、利率套戥、銀團貸款和發行以澳元結算的債券。

公司債項平均到期年期為二至五年，其中百分之六十一採用固定利率計算。根據庫務部風險管理及控制的方針，所有財務交易均直接與公司主要業務有關。集團一般借貸均以港幣或美元結算，但採用不同的套戥工具以應付貨幣和利率的風險。對於在香港的營運，約百分之九十九的集團借貸均以港元或港元掉期結算。海外投資項目所需借貸，集團亦以相同方法作套戥安排。

公司管治

集團銳意確保高水平的公司管治，相信這個發展方向對股東越趨重要，根據香港聯合交易所的條例指引和美國等國際市場的慣例，公司已為員工及董事編制行為守則，內容包括操守、安全、環境保護、公積金及股東等問題。

董事局報告

（以港幣顯示）

董事局同寅謹向各股東呈交集團截至二零零零年十二月三十一日止年度之報告及已審核之賬項。

集團業務

本集團之主要業務為發電及電力供應。

賬項

本集團截至二零零零年十二月三十一日止年度之損益表刊載於第二十七頁，顯示本年度除稅及管制計劃調撥後之集團溢利為五十五億三千五百萬元（一九九九年為五十二億八千六百萬元）。本公司及集團於二零零零年十二月三十一日的財政狀況已列於本賬項第二十七頁至第四十九頁內。

股息

中期息每股五角四分（一九九九年為五角三點七五分）已於二零零零年十月三日派發予各股東，現董事局建議派末期息每股九角七點五分（一九九九年為九角五分），並定於二零零一年五月十一日派發予二零零一年五月十日已登記在股東名冊之股份持有人。

儲備

年度內本公司及集團之儲備變動詳列於賬項附註第二十一項內。

股本

股本變動詳情列於賬項附註第二十項內。

購回、出售或贖回本公司之股份

本公司及其附屬公司於本年度內並無購回、出售或贖回本公司之股份（一九九九年：無）。

慈善捐款

本年度本集團之捐款共達二百萬元（一九九九年為二百萬元）。

固定資產

本年度本集團所添置之固定資產共達三十五億四千九百萬元（一九九九年為三十六億二千一百萬元）。變動詳情列於賬項附註第十一項內。

董事

於本報告日期在職董事芳名載於年報封底內頁。

李澤楷先生於二零零零年八月十六日辭去董事之職。

根據本公司組織章程第一百一十六條輪值告退之董事有麥理思先生及周胡慕芳女士，但彼等願意膺選留任。

董事服務合約

於即將舉行之股東週年大會中願意膺選留任之董事，並未有任何一位持有僱主不可於一年內終止而無需賠償（法定賠償除外）之服務合約（一九九九年：無）。

獨立非執行董事酬金

每名獨立非執行董事每年收取董事袍金五萬元(一九九九年為五萬元)(或依照是年服務時期按比例計算出之數目)。年內並無其他已付或未付之報酬給予獨立非執行董事。

重大合約

各董事於本年度任何時間內在本公司或任何附屬公司所簽訂之重大合約中,概無擁有顯著實益。

主要客戶及供應商

在二零零零年及一九九九年度,本集團前五名最大客戶合計所佔集團至十二月三十一日止之營業額,均不超越百分之三十。

最大營業物品供應商佔集團本年度之營業物品採購總額為百分之二十九點五(一九九九年為百分之十三點六),而前五名最大之營業物品供應商合計則為百分之六十四點六(一九九九年為百分之五十九)。

一佔有本公司發行股本百分之五以上之股東,其控股公司持有上述前五名其中之一最大供應商百分之五十權益。除於上述公開者外,於二零零零年十二月三十一日及一九九九年十二月三十一日止年度,並無任何一位董事或根據董事局所知之股東,對以上之前五名最大供應商持有任何權益。

關連交易

(一) 本公司一全資附屬公司,香港電燈有限公司(「港燈」)於一九八六年二月四日,根據正常之商業條件及一般之業務程序,與道達爾能源(香港)有限公司(「道達爾」)訂立一項協議。該公司百分之五十股權乃由和記黃埔有限公司所擁有。根據該協議港燈以正常之商業條件,同意按照每年議定之價格與道達爾購買燃煤。和記黃埔有限公司乃本公司之主要股東長江基建集團有限公司之控股公司。本年度總數約四千六百萬元(一九九九年為一億四千萬元)之燃煤,約佔港燈百分之六(一九九九年為百分之十七點一)購煤量,由道達爾所供應。燃煤之價格是按照二零零零年普遍採用之市價釐定。此項協議已於一九八七年五月十六日寄發予股東之通函內予以披露。現根據香港聯合交易所有限公司之證券上市規則(「上市規則」)第十四條二十五節(一)披露年終延長協議的條款。

(二) 港燈與合致工程服務有限公司(「合致」)於二零零零年三月二十八日訂立協議,合致同意於本集團之南丫島發電廠碼頭擴建部份安裝一組卸煤及輸送系統,以便將本集團用以發電之燃煤由碼頭運送到發電廠,代價為二千五百五十萬元。上述款項按每月已完工進度支付,惟款項百份之五將予保留,直至該系統完工日期後十二個月之保用期屆滿並獲發出最後證書方會支付予合致。該系統預期於二零零一年五月一日完成安裝。

和記黃埔有限公司持有合致百份之五十權益,而和記黃埔有限公司亦為本公司主要股東長江基建集團有限公司之控股公司。上述協議已於二零零零年三月二十八日之報紙通告上向股東披露,現根據上市規則第十四條二十五節(一)披露有關詳情。

(三) 本公司及長江基建集團有限公司(「長江基建」)各自最終持有百分之五十權益之CKI/HEI Electricity Distribution Pty Ltd (「買方」),於二零零零年八月三日與 PacifiCorp International Group Holdings Company 及 ScottishPower plc 簽訂協議(「協議」),購入Pan-Pacific Global Corporation 及Eastern Investment Company 百分之一百權益, 該兩間公司共同間接持有Powercor Australia Limited 位於澳洲全部配電及電力零售資產。總代價為二十三億一千五百萬澳元(約港幣一百億一百萬元),其中十六億八千三百萬澳元(約港幣七十二億七千一百萬元)須於二零零零年九月六日前支付予賣方及被收購公司之部份對外債權人,而餘款之四億美元(約港幣三十一億二千萬元)乃用作償還 Powercor Australia, LLC(被收購公司其中之一)之票據債務,則於二零零八年一月十五日才須支付。本公司同意按持有買方股權之比例,就買方按協議規定須承擔之責任個別作出擔保,擔保金額上限為二億二千五百萬澳元(約港幣九億七千二百萬元)。

本公司全資擁有附屬公司HEI Transmission Finance (Australia) Pty Ltd ("HEITFA")於二零零零年九月六日運用由本公司擔保所獲得之銀行貸款,借貸予買方及兩間被收購公司(即 Powercor Australia Limited 及Powercor Australia, LLC)合共總數八億四千四百萬澳元(約港幣三十六億四千六百萬元),用作完成有關交易(包括償還被收購公司之若干對外債務)。該項借貸無須抵押,應計利息與 HEITFA 從各財務機構所獲貸款之利率相同,另加就出具公司擔保而加收之息差,且(在不抵觸與 Powercor 集團優先債權人所協議之後償債權安排的情況下)需於要求時即時還款。股東已於二零零零年八月三日之報紙通告獲知上述交易,現遵照上市規則第十四條二十五節二(乙)披露有關詳情。

(四) 港燈與合致工程服務有限公司(「合致」)於二零零零年十二月十四日訂立協議,合致同意於本集團南丫島發電廠之連合循環式機組,提供冷卻水系統之全盤安裝、檢驗、測試及投產,代價約為一千一百萬元。上述款項將由內部資源撥付,並按已付運設備及已完工進度支付予合致。惟款項百分之五將予保留,直至發出接收證書後十二個月之保用期屆滿方會支付予合致。該系統預期於二零零二年六月完成安裝。

和記黃埔有限公司持有合致百份之五十權益,而和記黃埔有限公司亦為本公司主要股東長江基建集團有限公司之控股公司。上述協議已於二零零零年十二月十四日之報紙通告上向股東披露,現根據上市規則第十四條二十五節(一)披露有關詳情。

(五) 本公司獲香港聯合交易所有限公司(「聯交所」)有條件的豁免,不需就以下所列協議,按上市規則第十四章所要求在報章上公佈。

港燈與和記黃埔有限公司之附屬公司A.S. Watson Group (HK) Limited ("Watson")訂立兩份協議。根據一九九九年一月七日訂立的協議, Watson 同意由一九九九年三月一日至二零零一年二月二十八日替私人屋邨供應及安裝不同類型的電熱水器。該等熱水器在合約期間的單位價格已在協議內確定。而有關款項須於接獲已安裝熱水器的經核證發票後三十天內支付。根據二零零零年一月十七日訂立的協議, Watson 同意於二零零零年替若干公共屋邨的住戶供應及安裝不同類型的電器設備。協議內已列明該等電器設備的單位價格。港燈須於安裝完成及收取發票後三十日內支付住戶所付價格與協議內列明的單位價格的差額予 Watson 。根據上述兩份協議,港燈在年內須支付予 Watson 之款項共約八百萬元。

港燈與長江基建集團有限公司之附屬公司青洲英坭(集團)有限公司(「青洲英坭」)於一九九九年四月十六日訂立協議，及於二零零零年五月二十二日訂立一份變更訂購單。根據該協議及變更訂購單，青洲英坭同意由一九九九年五月一日至二零零一年四月三十日向港燈供應石灰石粉。港燈將會不時向青洲英坭訂購石灰石粉，價格按協議及變更訂購單列明的單位價格計算。港燈須於收到青洲英坭之發票後三十日內支付有關款項。根據該協議港燈在年內的購買額共約六百萬元。

根據聯交所訂明之其中一項條件，本公司獨立非執行董事已審閱截至二零零零年十二月三十一日年度內根據上述協議所進行之交易(「交易」)，並確認：

(甲) 本集團乃在日常及一般業務中進行該等交易；

(乙) 該等交易乃按照一般商業條款訂立，且對於本公司股東而言，均符合公平而合理的條件；及

(丙) 該等交易乃按協議規定之條款進行。

購買股份或債券之安排

本公司或其任何附屬公司於本年度內，概未參與任何部署使本公司董事可藉購買本公司或其他法人團體之股份或債券而獲利(一九九九年：無)。

最佳應用守則

除各非執行董事無固定任期並輪值告退外，本公司並無任何董事知悉任何資料，足以合理地指出本公司於本年度內未有遵守香港聯合交易所有限公司證券上市規則附錄十四之最佳應用守則的規定。

董事局按最佳應用守則已於一九九九年一月一日成立審計委員會，負責檢討及監管公司的財政報告及內部監控制度。審計委員會由三名獨立非執行董事所組成，並於年內舉行了三次會議。

董事權益

按照證券(公開權益)條例第二十九條而存放之登記冊所記錄，本公司各董事於二零零零年十二月三十一日持有本公司及其相聯公司之股份權益如下：

	持有本公司每股一元股份數目				
董事姓名	**個人**	**家族**	**公司**	**其他**	**總數**
李澤鉅先生	–	–	–	829,599,612 *(附註一及二)*	829,599,612
夏佳理先生	–	–	2,011	–	2,011
李蘭意先生	739	–	–	–	739

附註：

(一) 該等股份由長江基建集團有限公司(「長江基建」)之附屬公司所持有。和記黃埔有限公司(「和黃」)持有長江基建三分一以上之發行股本，而長江實業(集團)有限公司(「長實」)若干附屬公司持有和黃三分一以上之已發行股本。Li Ka-Shing Unity Trustee Company Limited 及其控制的公司以 The Li Ka-Shing Unity Trust(「LKS Unity Trust」)信託人身份持有長實三分一以上之已發行股本。LKS Unity Trust 所有現已發行之信託單位由 Li Ka-Shing Unity Trustee Corporation Limited 以 The Li Ka-Shing Unity Discretionary Trust 信託人身份及另一全權信託之信託人持有。該等全權信託之可能受益人，包括李嘉誠先生、李澤鉅先生、其妻子和兩名女兒，及李澤楷先生。李澤鉅先生為本公司董事，由於作為該等全權信託之可能受益人身份而被視作持有上述股份，亦被視作持有長江基建之附屬公司所持有的本公司股份。

(二) 李澤鉅先生按附註一所述被視作持有該等股份，又身為本公司董事，故亦根據證券(公開權益)條例被視作持有本公司附屬及聯營公司之股份權益。

除於此公開者外，於二零零零年十二月三十一日，並無任何一位董事持有本公司或其任何相聯公司之股份權益或債務證券。

主要股東權益

除上述公開之董事權益外，於二零零零年十二月三十一日，根據證券(公開權益)條例第十六(一)條而存放之登記冊之記錄及本公司所收到之資料，以下為持有本公司已發行股本百分之十或以上股份權益之公司或人士：

(一) Li Ka-Shing Unity Trustee Corporation Limited 以The Li Ka-Shing Unity Discretionary Trust 信託人身份、Li Ka-Shing Unity Trustee Company Limited 以The Li Ka-Shing Unity Trust 信託人身份、長江實業(集團)有限公司、和記黃埔有限公司及其附屬公司和記企業有限公司及Hutchison Infrastructure Holdings 有限公司、長江基建集團有限公司及其附屬公司 Hyford 有限公司各根據證券(公開權益)條例，均被視作持有上述董事權益附註一所指之829,599,612 股本公司股份。

(二) Li Ka-Shing Unity Holdings Limited 透過持有The Li Ka-Shing Unity Trust 和The Li Ka-Shing Unity Discretionary Trust 信託人三分一以上已發行股本根據證券(公開權益)條例被視作持有上述相同之829,599,612 股。

(三) 李嘉誠先生透過持有Li Ka-Shing Unity Holdings Limited 三分一以上已發行股本根據證券(公開權益)條例被視作持有上述相同之829,599,612 股。

(四) Hyford 有限公司之附屬公司Monitor Equities S.A. 及Univest Equity S.A. 根據證券(公開權益)條例被視作分別持有287,211,674 股及279,011,102 股，而該等股份已包括在上述之829,599,612 股內。

董事在競爭業務之權益

本公司董事，麥理思先生、霍建寧先生、曹棨森先生、李澤鉅先生、甘慶林先生，陸法蘭先生及周胡慕芳女士（「有關董事」）亦為長江基建集團有限公司（「長江基建」）之董事。長江基建主要在香港、中國大陸及亞太區其他國家從事基建項目的投資和營運。此等業務有可能與本集團其中一項業務，投資海外發電及輸配設施（「海外業務」）構成競爭。

董事局認為本集團能獨立及基於本身利益來經營海外業務。本公司共有十四名董事，除有關董事外，董事局尚有其餘完全獨立於長江基建的兩名執行董事，一名非執行董事及四名獨立非執行董事。當就海外業務進行決策，有關董事在履行作為本公司董事之責任時，將如以往一樣，繼續以本集團及其股東之最佳商業利益為依歸，而非考慮長江基建之利益。

附屬公司

各附屬公司之名稱、業務所在之主要地方及已發行股本之細節，已詳列於賬項附註第十二項內。

資本開支，流動資金及財政資源

集團繼續運用來自電力業務及非電力業務的溢利再投資，及用供應商長期信貸和出口信貸，以支付資本開支計劃。內部資源為二零零零年的資本開支提供大部份所需資金，集團預期將繼續以內部資源提供資本擴建計劃所需資金，並且在有需要時，採用來自銀行及資本市場的借貸，為此項計劃提供資金。

截至二零零零年十二月三十一日止，集團所欠之貸款為一百七十九億八千三百萬元（一九九九年為一百二十二億四千四百萬元），包括無抵押之銀行貸款及透支一百三十七億一千三百萬元（一九九九年為八十九億六千五百萬元）、無抵押之遞延應付賬項十五億七千萬元（一九九九年為二十億七千九百萬元）及定息票據二十七億元（一九九九年為十二億元）。

於二零零零年十二月三十一日，集團的借款淨額為一百七十一億八千九百萬元（一九九九年為一百一十億四千九百萬元），股東資金為二百八十四億四千五百萬元（一九九九年為二百四十九億八千七百萬元），及資本負債比率為0.60（一九九九年為0.44）。

庫務政策及資本結構

於二零零零年十二月三十一日，集團向外貸款為一百七十九億八千三百萬元，其結構如下：

（一）百分之六十五以港元為單位或透過外匯對沖為港元及百分之三十四以澳元為單位；
（二）百分之七十六為長期貸款；
（三）百分之九貸款償還期均超越五年；
（四）百分之六十一為定息類別。

於年末，已承擔但未用之銀行信貸為四十九億八千一百萬元（一九九九年為七十七億元）。

集團的整體庫務政策仍以配合日常實質業務上的財務風險管理及控制為主。集團的收入主要為港元，集團的一貫政策是以港元或美元作融資，或以衍生工具對沖其他外幣之借貸所產生的外匯風險。於二零零零年十二月三十一日，與本地業務有關聯的集團借貸，約百分之九十九以港元或以掉換港元為單位。海外投資所產生的外匯風險，已安排同等水平的當地貨幣借貸作為收購融資以對沖外匯風險。利用各種不同的外匯對沖工具如遠期外匯合約、利率及外匯掉期合約，以管理外匯及利率風險。於二零零零年十二月三十一日，集團承擔之未履行對沖工具合約總額為等值九十八億八千五百萬元(一九九九年為四十四億一千六百萬元)。

或有債務

於二零零零年十二月三十一日，本公司就給予一間聯營公司合共八百萬元(一九九九年為八百萬元)的銀行備用信貸而向銀行作出擔保。

於二零零零年十二月三十一日，本公司給予附屬公司的銀行借款擔保及其他擔保合共九十六億六千三百萬元(一九九九年為十三億九千四百萬元)。

五年業績概要

本集團之五年業績概要刊載於本年報第五十二頁內。

核數師

在即將舉行之股東週年大會將提出一項重新委聘畢馬威會計師事務所為本公司核數師之決議案。本公司在過去三年內任何一年，並無更改核數師。

承董事局命

主席

麥理思

香港，二零零一年三月八日

董事及管理階層

麥理思 *主席*

六十五歲，一九八五年獲委任為董事。麥先生為長江實業（集團）有限公司（「長實」）副主席，和記黃埔有限公司（「和黃」）執行董事及長江基建集團有限公司（「長江基建」）副主席。麥先生持有經濟碩士學位。

霍建寧 *副主席*

四十九歲，一九八五年獲委任為董事。霍先生為和黃集團董事總經理、Hutchison Telecommunications (Australia) Limited及Partner Communications Company Ltd. 主席，及Husky Energy Inc. 聯席主席。霍先生亦為長江基建副主席，長實和VoiceStream Wireless Corporation 董事。霍先生持有文學學士學位，並為澳洲特許會計師協會會員。

曹棨森 *集團董事總經理*

六十九歲，一九八五年獲委任為董事而於一九九七年獲委任為集團董事總經理。於一九六六年至一九八一年間，曹先生曾任職於香港電燈有限公司為工程建設科總工程師及協聯工程有限公司執行董事。曹先生亦為長江基建執行董事。曹先生在物業發展及電力生產方面擁有廣泛經驗。曹先生持有工程理學士學位，並為特許工程師。

*夏佳理

六十二歲，一九九七年獲委任為董事。夏先生為執業律師。夏先生於一九八八年至二零零零年期間服務立法會，並曾任職於多個政府委員會及諮詢組織。夏先生亦為香港多間上市公司董事。

周胡慕芳

四十七歲，一九九六年獲委任為董事。胡女士為和黃集團副董事總經理及長江基建執行董事。胡女士亦為tom.com limited，Partner Communications Company Ltd. 及 VoiceStream Wireless Corporation 之董事。胡女士為英國及香港最高法院之執業律師，並持有商業管理學士學位。

甄達安 *集團財務董事*

四十二歲，一九九九年獲委任為董事。甄先生曾任和記地產集團財務董事。甄先生持有文學院碩士學位及商業管理碩士學位，並為蘇格蘭特許會計師協會會員。

甘慶林

五十四歲，一九九三年獲委任為董事。甘先生為和黃執行董事，長實副董事總經理及長江基建集團董事總經理。甘先生持有工程理學士學位及商業管理碩士學位。

* Holger Kluge

五十九歲，一九九九年獲委任為董事。Mr. Kluge曾任加拿大帝國商業銀行私人及商業銀行總裁，該銀行為北美洲最大金融服務機構之一。Mr. Kluge 亦為724 Solutions Inc.、Husky Energy Inc.、Hutchison Telecommunications (Australia) Limited、Prologic Inc.，TAL Global Asset Management Inc.及tom.com limited 之董事。Mr. Kluge 持有商業學士學位及工商管理碩士學位。

李蘭意 *董事兼工程總經理*

六十歲，一九九七年獲委任為董事。李先生於過去三十多年在本集團曾任不同職位，現時主要職務為負責發電（包括電廠之興建與營運）、輸電與配電，系統之策劃及發展。李先生為特許工程師，並為香港及英國電機工程師學會資深會士。

李澤鉅

三十六歲，一九九四年獲委任為董事。李先生為長實董事總經理及副主席、長江基建主席及和黃副主席，並為香港上海匯豐銀行有限公司董事。李先生為中國全國政協委員，香港特別行政區政府策略發展委員會成員及營商諮詢小組成員。李先生持有土木工程理學士學位及結構工程碩士學位。

*佘頌平

六十七歲，一九八五年獲委任為董事。佘先生為英國及香港最高法院之執業律師。

陸法蘭

四十九歲，一九九八年獲委任為董事。陸先生為 tom.com limited 主席，和黃集團財務董事及長江基建執行董事。陸先生亦為長實、Partner Communications Company Ltd.、Hutchison Telecommunications (Australia) Limited，VoiceStream Wireless Corporation 及 Husky Energy Inc. 之董事。陸先生持有文學碩士學位及民事法學士學位，並為加拿大魁北克省及安大略省律師公會會員。

*黃頌顯

六十七歲，一九八五年獲委任為董事。黃先生為和黃及東亞銀行有限公司董事。

余立仁

六十二歲，一九六七年加入本集團，一九八二年獲委任為董事，並於一九八七年至一九九六年期間擔任董事總經理。余先生為香港及英國電機工程師學會資深會士及特許工程師。

** 獨立非執行董事*

核數師報告書

致 Hongkong Electric Holdings Limited 香港電燈集團有限公司各股東
（於香港註冊成立的有限公司）

本核數師已審核刊於第二十七頁至第四十九頁按照香港公認會計原則編製的賬項。

董事及核數師的責任

香港《公司條例》規定董事須編製真實與公平的賬項。在編製該等賬項時，董事必須貫徹採用合適的會計政策，作出審慎及合理的判斷和估計，並説明任何重大背離現行會計準則的原因。

我們的責任是根據我們審核工作的結果，對該等賬項作出獨立意見，並向股東報告。

意見的基礎

我們是按照香港會計師公會頒佈的核數準則進行審核工作。審核範圍包括以抽查方式查核與賬項所載數額及披露事項有關的憑證，亦包括評估董事於編製該等賬項時所作的主要估計和判斷，所釐定的會計政策是否適合貴公司及貴集團的具體情況，及有否貫徹運用並足夠披露該等會計政策。

我們在策劃和進行審核工作時，是以取得一切我們認為必需的資料及解釋為目標，使我們能獲得充份的憑證，就該等賬項是否存在重大的錯誤陳述，作合理的確定。在作出意見時，我們亦已衡量該等賬項所載資料在整體上是否足夠。我們相信，我們的審核工作已為下列意見建立合理的基礎。

意見

我們認為，上述的賬項均真實與公平地反映貴公司及貴集團於二零零零年十二月三十一日的財政狀況及貴集團截至該日止年度的溢利和現金流量，並已按照香港《公司條例》適當編製。

畢馬威會計師事務所
執業會計師
香港，二零零一年三月八日

集團損益表

截至二零零零年十二月三十一日止年度

	附註	**2000** **港幣百萬元計**	1999 港幣百萬元計
營業額	二	**10,643**	9,690
直接成本		**(3,528)**	(3,406)
		7,115	6,284
其他收入	三	**728**	396
其他營運成本		**(472)**	(403)
其他投資減值準備	十四	**(84)**	(84)
財務成本		**(939)**	(648)
經營溢利	四	**6,348**	5,545
所佔聯營公司之損益		**(2)**	3
除稅前溢利		**6,346**	5,548
稅項	八	**(637)**	(496)
除稅後溢利		**5,709**	5,052
管制計劃調撥	九		
撥(入)／自			
發展基金		**(160)**	251
減費儲備		**(14)**	(17)
		(174)	234
股東應得溢利		**5,535**	5,286
股息	六	**(3,233)**	(3,088)
本年度保留溢利		**2,302**	2,198
本年度保留溢利如下：			
本公司及附屬公司		**2,302**	2,198
聯營公司		**–**	–
		2,302	2,198
每股溢利	十	**$2.62**	$2.58

除純利外，年內並無其他確認收益或虧損。

載於第三十頁至第四十九頁之賬項附註為本賬項之一部份。

資產負債表

於二零零零年十二月三十一日

	附註	集團 2000 港幣百萬元計	集團 1999 港幣百萬元計	公司 2000 港幣百萬元計	公司 1999 港幣百萬元計
資產					
非流動資產					
固定資產					
一物業、機器及設備		**36,423**	35,702	**–**	–
一在建造中資產		**5,169**	3,959	**–**	–
	十一	**41,592**	39,661	**–**	–
附屬公司權益	十二	**–**	–	**27,640**	23,963
聯營公司權益	十三	**6,326**	23	**–**	(4)
證券投資	十四	**891**	84	–	–
		48,809	39,768	**27,640**	23,959
流動資產					
存貨	十五	**402**	455	**–**	–
應收營業及其他賬項	十六	**1,645**	951	**10**	13
銀行結存及其他流動資金		**794**	1,195	**782**	1,185
		2,841	2,601	**792**	1,198
流動負債					
應付營業及其他賬項	十七	**(1,636)**	(1,961)	**(42)**	(46)
銀行透支一無抵押		**(55)**	(30)	–	–
銀行貸款流動部份	十八	**(3,976)**	(645)	**–**	–
税項		**(209)**	(227)	–	–
擬派股息	六	**(2,080)**	(1,980)	**(2,080)**	(1,980)
		(7,956)	(4,843)	**(2,122)**	(2,026)
流動負債淨額		**(5,115)**	(2,242)	**(1,330)**	(828)
總資產減流動負債		**43,694**	37,526	**26,310**	23,131
非流動負債					
計息貸款	十八	**(12,382)**	(9,490)	**–**	–
遞延應付賬項	十九	**(1,362)**	(1,770)	**–**	–
客戶按金		**(1,242)**	(1,169)	**–**	–
		(14,986)	(12,429)	**–**	–
減費儲備	九	**(14)**	(21)	**–**	–
發展基金	九	**(249)**	(89)	**–**	–
資產淨值		**28,445**	24,987	**26,310**	23,131
資本及儲備					
股本	二十	**2,134**	2,085	**2,134**	2,085
儲備	廿一	**26,311**	22,902	**24,176**	21,046
		28,445	24,987	**26,310**	23,131

經董事局於二零零一年三月八日批准

主席
麥理思

集團董事總經理
曹樂森

載於第三十頁至第四十九頁之賬項附註為本賬項之一部份。

集團現金流量表

截至二零零零年十二月三十一日止年度

	附註	2000 港幣百萬元計	1999 港幣百萬元計
來自業務活動之淨現金流入	廿二(甲)	**7,562**	7,038
投資收益及融資費用			
利息支出		**(1,219)**	(941)
利息收入		**436**	29
由減費儲備退還之折扣		**(21)**	(58)
來自聯營公司之股息收入		**12**	72
支付股息		**(3,133)**	(2,926)
來自投資收益及融資費用之淨現金流出		**(3,925)**	(3,824)
稅項			
繳付香港利得稅		**(655)**	(452)
投資活動			
購置固定資產及資本存貨		**(3,424)**	(3,605)
出售固定資產收益及按金		**23**	421
證券投資		**(779)**	–
於聯營公司的投資		**(2)**	–
予聯營公司的新增貸款		**(11,578)**	(2)
聯營公司償還貸款		**5,409**	–
來自投資活動之淨現金流出		**(10,351)**	(3,186)
融資前之淨現金流出		**(7,369)**	(424)
來自融資之淨現金流入	廿二(乙)	**6,943**	1,621
現金及現金等值項目之(減少)/增加		**(426)**	1,197
年初之現金及現金等值項目		**1,165**	(32)
年底之現金及現金等值項目		**739**	1,165
現金及現金等值結存分析			
銀行結存及其他流動資金		**794**	1,195
銀行透支—無抵押		**(55)**	(30)
		739	1,165

載於第三十頁至第四十九頁之賬項附註為本賬項之一部份。

賬項附註

(以港幣顯示)

(一) 主要會計政策

(甲) 符合會計準則

本賬項乃按照香港會計師公會頒佈所有適用的會計實務準則及詮釋、香港公認會計原則以及香港《公司條例》有關規定編製。本賬項亦已符合香港聯合交易所有限公司《證券上市規則》之適用的披露規定。本集團所採納之主要會計政策概要顯列如下。

(乙) 賬項編製的基準

本賬項的結算基準乃根據歷史成本法編製。

(丙) 賬項合併標準

集團賬項包括香港電燈集團有限公司及其所有附屬公司,計至每年十二月三十一日止之賬項,並包括本集團在該年所佔聯營公司之業績及所應佔之淨資產。

在本公司之資產負債表內,投資於附屬公司之金額按成本入賬,並根據董事局對個別附屬公司的價值所估計之永久性減值作出準備,此等減值準備將當作開支計入損益賬內。

凡收購附屬公司所得之商譽,即收購成本超出集團所收購可分資產公平淨值部份之餘額,均直接從儲備中撇銷。

(丁) 聯營公司

聯營公司乃指一家本集團在該公司管理方面包括參與財務及經營決策,可行使重大影響力,而非控制或聯合控制。

集團綜合損益表包括集團所佔聯營公司於收購後每年結算至十二月三十一日止之年度業績。而在綜合資產負債表內,投資於聯營公司之金額,根據權益法最初按成本,其後調整以收購後集團所佔聯營公司之資產淨值入賬。

(戊) 證券投資

(i) 持續持有作同一長期用途的投資是歸類為「投資證券」。投資證券是以成本減任何減值準備記入資產負債表。除非有證據證明減值是臨時性,否則,減值準備是在公平價值跌至低過於賬面金額時提撥,並在損益賬內確認為支出。這些準備是就各項投資個別釐定。

(ii) 投資證券的賬面值準備撥回是在引致減值或銷記的情況及事項不再存在,並有具說服力的憑證顯示新的情況及事項將會在可預見將來持續下去。

(iii) 所有其他證券均以公平價值記入資產負債表。公平價值的變動在產生時在損益賬內確認。

(iv) 出售證券投資的溢利或虧損是按估計出售收入淨額與投資賬面金額之間的差額釐定,並在產生時記入損益賬。

(己)收益的確認

(i) **管制計劃的收益條例**

香港電燈有限公司(「港燈」)之收益受香港特別行政區政府的管制計劃所監管，管制計劃給予港燈之准許收益水平，主要根據港燈之資本投資於發電、輸電及配電資產之回報(「准許利潤」)。港燈須呈交詳盡的財政計劃予政府批核，財政計劃推算港燈在計劃期內之准許利潤的決定性的要素。

由一九九九年至二零零四年之現行財政計劃已獲政府批准。根據管制計劃內之條件，在計劃期間內，除非在每年與政府進行的檢討過程中，確定需要增加收費的比率遠超過財政計劃所載的比率時須獲政府批准，其他則無須再經政府批准。

(ii) **燃料價條款賬**

按照管制計劃，燃料標準成本與實際燃料價格之間的差額貸(或借)入燃料價條款賬內(「燃料價條款轉賬」)。

燃料價條款回扣(或附加費)，經減低(或增加)基本電費率，得出用戶應付的淨電費率退還(或收取)用戶。該回扣(或附加費)會借(或貸)入燃料價條款賬內。

在每年財政年度之燃料價條款賬之年末結餘，乃代表年內之燃料價條款回扣(或附加費)與燃料價條款轉賬之差額連同以前年度之結餘。在該財政計劃剩餘期間內，所有借方餘額轉入為遞延應收款項，將會由燃料價條款轉賬或燃料價條款附加費收回，及所有貸方餘額轉入為遞延應付款項，將會由燃料價條款轉賬或燃料價條款回扣清償。

(iii) **收益的確認**

確認的收益乃根據該年度內各電錶所錄得之售電量以基本電費率計算。在該財政計劃內，每個財政年度的基本電費率乃政府所協議的電力收費單位作為港燈賺取准許利潤。

在該財政計劃內，某個財政年度的燃料價條款回扣額多於燃料價條款轉賬，是用以均衡增加用戶繳付的淨電費。根據已獲通過之財政計劃，均衡電費的影響只是減少某年用戶應付的淨電費，而增加用戶在其他年間的淨電費。但按財政計劃推算，電費均衡化沒有影響港燈在計劃期間內的總收益，及燃料價條款賬(附註(ii))有關結餘預期可在該財政計劃期末收回。因此，在計算收益時，燃料價條款賬之借方餘額在資產負債表內視為遞延應收款項，及沒有在每年的損益賬內確認。

(庚)固定資產及折舊

(i) 固定資產的賬面值會定期作出審閱，以評估可收回值是否已跌至低於賬面值。若出現這情況，賬面值便會調低至可收回值。所調減數額會作為費用在損益賬內確認。

在引致減值或沖銷的情況或事項不再存在時，資產的可收回價值如果有提升，便會撥回損益賬內。撥回的金額會先減去在沒有減值或沖銷的情況下原應確認為折舊的數額。

(ii) 如果現有固定資產的期後開支可以令該項資產為企業帶來較原先估計更多的經濟效益，則現有固定資產的期後開支便會計入該項資產的賬面值。所有其他期後支出則在產生期間確認為開支。

(iii) 出售固定資產所產生的損益以估計淨出售所得與資產的賬面值之間的差額釐定，並於出售日在損益賬內確認為收入或費用。

(iv) 折舊準備乃用直線法按照固定資產如下列之預計使用年限計算：

	年
有租約土地	租約剩餘年期
電纜隧道	100
煤灰湖	50
樓宇、發電廠及機械、輸電及配電設備	35
電纜及燃氣輪機	30
電錶、微波及光纖設備、幹線網絡	15
傢俬、固定裝置、雜項機械及設備	10
工場工具及辦公室設備	5
電腦	5至10
車輛及船舶	5至6

(辛) 退休金計劃費用

退休金計劃之供款乃根據獨立精算師之定期估值，及按照計劃成員的服務年期撥供款項。提供此等福利之費用，當產生時隨即計入損益賬內。

(壬) 存貨及進行中之工程

煤與物料及燃油以加權平均原值計算。

原值乃包括所有購置、加工及使此等存貨保持於目前之狀態及地點所產生之一切成本。存貨成本確認為開支包括所有撇銷及虧損。

在進行中之工程，賬面上表達之數，乃原值加上相應利潤再扣除工程付款。

(癸) 外幣兌換

外幣結存，乃按照資產負債表日期市場匯兌率折算為港幣處理。

年中各項外幣交易，乃按照交易日實際匯兌率或供應商合約所定或用對沖買賣遠期外匯合約之匯兌率兌換為港幣入賬。

牽涉各項在建造中固定資產交易而產生之外幣兑換盈餘及虧損，如在資產啟用日期前產生，均已撥入該固定資產賬內。所有其他兑換差額，已於損益賬內處理。

海外附屬公司的業績按年度的平均匯率換算為港元；資產負債表項目按結算日的匯率重新換算。匯兑差額作為儲備變動處理。

(子) 遞延税項

除非在可預見之將來不會形成税項負擔，否則所有重大課税時差均用負債法作出遞延税項準備。未來遞延税項效益並未確認，除非此等效益的實現是保証無可懷疑。

(丑) 借貸成本

借貸成本於實際借款期內為開支項目計入損益賬，惟直接用以購置、建設或製造資產，而有關資產需要一段頗長時間才能投入使用或出售，該等借貸成本則撥作資本支銷。

當資產支出的產生，借貸成本的產生，及須準備使資產投入擬定用途或出售過程中的活動時，借貸成本資本化開始當作符合規定的資產成本的一部份。當須準備使資產投入擬定用途或出售的所有活動大致上完成或中斷時，借貸成本資本化便會停止或暫停。

(寅) 關連人士

關連人士指有能力直接或間接控制對方或就對方的財政及經營決策上施行重大影響力的個別人士及公司，或該集團及人士受共同控制或有共同重大影響力者。有關連人士可能是個人或其他團體。

(二) 營業額

本集團之主要業務為發電及電力供應。

集團之營業額分析如下列：

	2000 百萬元計	1999 百萬元計
主要業務		
電力銷售	**10,543**	9,577
電力有關收入	**21**	29
技術服務收入	**79**	84
	10,643	9,690
經營地區		
香港	**10,606**	9,646
中東	**12**	8
其他亞洲國家和澳洲	**25**	32
北美洲	**–**	4
	10,643	9,690

(三) 其他收入

	2000 百萬元計	1999 百萬元計
變賣固定資產溢利	**18**	326
利息收入	**566**	41
非上市證券的股息收入	**112**	–
其他收入	**32**	29
	728	396

(四) 經營溢利

	2000 百萬元計	1999 百萬元計
已扣除下列支銷：		
財務成本		
銀行透支、貸款及五年內償還之其他貸款利息	**912**	478
其他貸款利息	**349**	409
減去：轉作固定資產之利息	**(314)**	(232)
轉作燃料成本之利息	**(8)**	(7)
	939	648
折舊	**1,443**	1,343
存貨成本	**848**	876
員工成本	**587**	607
變賣固定資產虧損	**47**	36
核數師酬金	**2**	2
已計入下列項目：		
變賣員工宿舍溢利	**18**	326

利息開支按年息百分之四點一六至百分之八撥作在建造中資產的資本支銷(一九九九年為百分之五至百分之八)。

股東應得溢利包括五十二億五千六百萬元(一九九九年為五十一億七百萬元)已計入本公司之賬項內。

（五） 退休金計劃及費用

本公司及其主要附屬公司設立退休金計劃，為集團內大部份所有長期僱員提供充分保障。此等計劃是以信託方式成立及已根據職業退休計劃條例註冊。這些計劃乃屬於界定福利計劃，其退休福利乃按照僱員的最後一期薪酬及服務年資計算。

至二零零零年十二月三十一日止計入損益賬之退休金費用為一億五千一百萬元（一九九九年為一億五千五百萬元）。所有付予各項計劃受託人之供款，當供款產生時，隨即計入損益賬內。

退休金計劃的供款政策，乃根據華信惠悅顧問有限公司內的獨立專業精算師之定期估值，僱主的供款政策乃持續性按照精算師之建議撥供款項，而僱員的供款（如適用）固定於僱員基本工資的百分之五比率作供款。

被委任之精算師代表S. Bronzwaer女士（美利堅合眾國精算師學會會士）和黃偉雄先生（美利堅合眾國精算師學會會士及加拿大精算師學會會士），已於二零零零年一月一日為此等計劃進行估值，該日之估值顯示有關計劃之資產價值，足夠支付在該日之各計劃終止總負債。

精算師所採納之估值方法為「已達年齡法」，假設長期之投資報酬率為每年百分之九，及薪金通貨膨脹率為每年百分之七。

由本公司管理之退休金計劃，於估值日之計劃之資產市值為三十億九百三十萬元，相等於應計精算負債的百分之一百三十五。

由二零零零年十二月起實施的《強制性公積金計劃條例》，本公司的合適的退休計劃已成功地獲豁免於強積金制度，計劃成員已給予最後的選擇繼續參加現行計劃或由二零零零年十二月一日起轉為參加新的強制性公積金計劃。由該日起，所有新入職的員工將會參加強制性公積金計劃以代替現行退休計劃。

（六） 股息

	2000 **百萬元計**	1999 百萬元計
中期股息每股五角四分（一九九九年為五角三點七五分）	**1,153**	1,108
擬派末期股息每股九角七點五分（一九九九年為九角五分）	**2,080**	1,980
	3,233	3,088

擬派股息以2,134,261,654 股（一九九九年為 2,085,152,091 股）計算，該股數乃年終時發行股本之總數。

股東可選擇收取已繳足新股，以代替截至一九九九年十二月三十一日止年度之中期股息及末期股息。而截至二零零零年十二月三十一日止年度內的中期股息及末期股息，本公司並沒有類似選擇之建議。

(七) 董事酬金及高層管理人員報酬

(甲) 董事酬金

	2000 **百萬元計**	1999 百萬元計
董事袍金	**0.79**	0.82
薪金及其他津貼	**23.32**	22.57
退休金計劃供款	**1.20**	1.14
花紅	**1.25**	–
	26.56	24.53

董事酬金在以下區域之內：

	2000 **人數**	1999 人數
0港元 至 1,000,000港元	**13**	13
5,500,001港元 至 6,000,000港元	**1**	1
6,000,001港元 至 6,500,000港元	**–**	1
6,500,001港元 至 7,000,000港元	**1**	–
11,000,001港元 至 11,500,000港元	**–**	1
12,000,001港元 至 12,500,000港元	**1**	–

(乙) 高層管理人員報酬

集團個人最高薪酬之前五名(一九九九年為五名)包括三名董事(一九九九年為三名),其總薪酬如上列,構成五名的其餘兩名(一九九九年為兩名),其總薪酬則如下列:

	2000 **百萬元計**	1999 百萬元計
薪金及其他津貼	**9.52**	8.66
退休金計劃供款	**1.10**	1.10
花紅	**0.20**	–
	10.82	9.76
公司自置寓所按現時市場租值	**–**	0.33
	10.82	10.09

其餘兩位(一九九九年為兩位)高層管理人員報酬在以下區域之內：

	2000 **人數**	1999 人數
4,500,001港元 至 5,000,000 港元	**1**	1
5,000,001港元 至 5,500,000 港元	**–**	1
5,500,001港元 至 6,000,000 港元	**1**	–

(八) 稅項

(甲) 集團損益表之稅項

	2000 百萬元計	1999 百萬元計
稅項乃按照本年度估計應課稅溢利以稅率16%（一九九九年為16%）計算出之香港利得稅準備：		
本公司及附屬公司	**637**	497
聯營公司	**–**	(1)
	637	496

(乙) 遞延稅項

未撥出之遞延稅項準備按現行稅率16%(一九九九年為16%)計算，約為三十八億八千六百萬元(一九九九年為三十六億七千六百萬元)，主要來自固定資產之會計與稅務折舊時差。此數目並未計算入賬項內，因在可預見之將來不會形成稅務負擔。

(九) 管制計劃調撥

香港電燈有限公司即本公司之一全資附屬公司，其業務活動乃由該公司與香港政府共同訂立之管制計劃協議所管制。香港電燈有限公司按管制計劃協議撥入／自損益賬，發展基金及減費儲備之變動如下：

(甲) 發展基金

	2000 百萬元計	1999 百萬元計
1月1日	**89**	340
撥自／(入)損益賬	**160**	(251)
12月31日	**249**	89

(乙) 減費儲備

	2000 百萬元計	1999 百萬元計
1月1日	**21**	62
撥自損益賬	**14**	17
退還客戶	**(21)**	(58)
12月31日	**14**	21

(十) 每股溢利

每股溢利之計算基準為股東應得溢利五十五億三千五百萬元(一九九九年為五十二億八千六百萬元),除以本年度已發行股份加權平均數 2,112,390,455 股(一九九九年為 2,048,736,210 股)計算。

於二零零零年及一九九九年十二月三十一日止年度,並無潛在攤薄盈利的普通股。

(十一) 固定資產

百萬元計	租約土地	樓房	廠房、機器及設備	在建造中資產	總數
原價					
2000年1月1日	**2,372**	**8,177**	**36,941**	**3,959**	**51,449**
添置	**–**	**6**	**309**	**3,234**	**3,549**
轉變類別	**2**	**313**	**1,709**	**(2,024)**	**–**
變賣	**(4)**	**(3)**	**(246)**	**–**	**(253)**
2000年12月31日	**2,370**	**8,493**	**38,713**	**5,169**	**54,745**
折舊及攤銷					
2000年1月1日	**108**	**1,751**	**9,929**	**–**	**11,788**
變賣項目撇回	**–**	**(2)**	**(185)**	**–**	**(187)**
本年度撥入	**47**	**223**	**1,282**	**–**	**1,552**
2000年12月31日	**155**	**1,972**	**11,026**	**–**	**13,153**
賬面淨值					
2000年12月31日	**2,215**	**6,521**	**27,687**	**5,169**	**41,592**
1999年12月31日	2,264	6,426	27,012	3,959	39,661

以上之固定資產主要與電力有關,本年度該等資產之信貸成本資本化達三億一千四百萬元(一九九九年為二億三千二百萬元)。

在二零零零年十二月三十一日之集團租約土地皆位於香港,並包括一億零四百萬元(一九九九年為一億零九百萬元)之長期租約土地及二十一億一千一百萬元(一九九九年為二十一億五千五百萬元)之中期租約土地。

在二零零零年十二月三十一日集團在建造中資產皆位於香港,並包括八億七千二百萬元之中期租約土地(一九九九年為七億六千五百萬元)。

包括於本年度折舊內,與發展業務有關之折舊一億零九百萬元(一九九九年為一億零四百萬元),已根據有關物業、機器及設備之標準會計準則第十七條,將該折舊作資本支銷。

（十二） 附屬公司權益

	公司	
	2000	1999
	百萬元計	百萬元計
非上市股份，按原價	**2,413**	2,413
信貸股本（參閱下列附註（甲））	**15,924**	14,385
附屬公司欠款	**6,782**	4,699
欠附屬公司款項（參閱下列附註（乙））	**(1,539)**	(1,517)
應收股息	**4,060**	3,983
	27,640	23,963

（甲）此乃已付及應付予香港電燈有限公司之信貸股本。此等免息貸款，在一九九四年一月一日起所實施之管制計劃內，是被界定為信貸股本，在未得政府許可前，是不得償還。

（乙）此乃由香港電燈有限公司所收之部份股息，再投資於該附屬公司當本年度之新信貸股本而於下一年度支付。同一相等數額已包括在信貸股本內。

下表所列之細節，只是於二零零零年十二月三十一日對本集團的業績、資產或負債有重大影響之主要附屬公司：

公司名稱	實收股本	本公司所佔股權之百分比	註冊成立／經營之地方	主要業務
The Hongkong Electric Company, Limited 香港電燈有限公司	2,411,600,000 港元	100	香港	發電及供電
協聯工程有限公司	1,000,000 港元	100	香港	工程顧問
嘉雲建設有限公司	2 港元	100	香港	承建
豐澤廣告有限公司	2 港元	100	香港	廣告
香港電燈基金管理有限公司	20 港元	100	香港	信託
Gusbury Enterprises Incorporation	2 美元	100	巴拿馬／香港	投資控股
HKE International 有限公司	1 美元	100	英屬處女島／香港	投資控股
Hongkong Electric (Cayman) 有限公司	1 美元	100	開曼群島／香港	財務
Hongkong Electric Finance (Cayman) 有限公司	1 美元	100	開曼群島／香港	財務
港燈國際有限公司	1 美元	100	英屬處女島	投資控股
HEI Investment Holdings 有限公司	2 港元	100 *	香港	投資控股
HEI Thailand (Rayong) 有限公司	1 美元	100 *	英屬處女島／香港	投資控股
Sigerson Business Corp.	1 美元	100 *	英屬處女島	投資控股
HEI Utilities (Malaysian) 有限公司	500,010 澳元	100 *	馬來西亞	投資控股
HEI Power (Malaysian) 有限公司	10 澳元	100 *	馬來西亞	投資控股
Hong Kong Electric International Finance (Australia) Pty 有限公司	1 澳元	100 *	澳洲	財務
HEI Transmission Finance (Australia) Pty 有限公司	12 澳元	100 *	澳洲	財務

* *間接持有*

(十三) 聯營公司權益

在集團資產負債表上聯營公司之賬項,乃包括在本集團所佔之淨資產及聯營公司之欠/(貸)款如下:

	集團		公司	
	2000	1999	**2000**	1999
	百萬元計	百萬元計	**百萬元計**	百萬元計
所佔聯營公司淨資產	**14**	17	**–**	–
給聯營公司貸款 (參閱下列附註(丙))	**6,165**	–	**–**	–
聯營公司貸款	**–**	(4)	**–**	(4)
聯營公司欠款	**147**	10	**–**	–
	6,326	23	**–**	(4)

對本集團業績或資產有重大影響的聯營公司之詳情如下:

公司名稱	實收股本	本集團實際權益比例	註冊成立/經營之地方	主要業務
Secan 有限公司	10 港元	20%	香港	物業發展
ETSA Utilities 夥伴	(參閱下列附註(甲))	50%	澳洲	配電
CKI/HEI Electricity Distribution Pty 有限公司 (參閱下列附註(乙))	200 澳元	50%	澳洲	配電及電力零售

(甲) ETSA Utilities 夥伴是一個非法人團體,由本集團之五間聯營公司所組成,即HEI Utilities Development 有限公司、CKI Utilities Development 有限公司、HEI Utilities Holdings 有限公司、CKI Utilities Holdings 有限公司及CKI/HEI Utilities Distribution 有限公司,於澳洲的南澳洲省經營及管理配電業務。

(乙) 這公司是Powercor Australia 集團的控股公司,Powercor Australia 集團包括Powercor Australia, LLC, Powercor Australia Holdings Pty 有限公司及Powercor Australia 有限公司,於澳洲的維多利亞省經營及管理配電及電力零售業務。

(丙) 在給聯營公司貸款內,四十四億九千三百萬元為後償貸款。這些貸款之權益是次要於聯營公司其他貸款人的權益。

(十四) 證券投資

	集團	
	2000	1999
	百萬元計	百萬元計
投資證券(參閱下列附註(甲))		
非上市股本證券	**779**	–
應收股息	**112**	–
其他證券(參閱下列附註(乙))		
非上市股份,按原價	–	73
貸予投資公司款項	–	11
	891	84

(甲) 在資產負債表日後,非上市投資證券中國海洋石油有限公司之股票已在香港聯合交易所有限公司上市。

(乙) 在其他證券內,包括了本集團持有百分之三十六 Siam Power Generation 有限公司 (SIPCO) 之發行股份。SIPCO 是一間於泰國註冊成立之發電及供電公司。現於泰國 Rayong 分期建造一發電廠。本集團是根據一項以美元計算之保証利潤而作出該項投資。董事會認為集團對 SIPCO 之財務及經營決策並無任何重大影響力。建造發電廠之工程現已暫停,投資再作進一步減值準備,共八千四百萬元(一九九九年為八千四百萬元)已計入於二零零零年十二月三十一日結算之損益賬內。

(十五) 存貨

	集團	
	2000	1999
	百萬元計	百萬元計
進行中之工程	**3**	4
煤及燃油	**100**	142
存貨及物料(參閱下列附註)	**299**	309
	402	455

存貨及物料包括資本存貨一億九千九百萬元(一九九九年為二億零一百萬元)購置作將來資本資產維修。

(十六) 應收營業及其他賬項

	集團		公司	
	2000	1999	**2000**	1999
	百萬元計	百萬元計	**百萬元計**	百萬元計
燃料價條款賬(參閱下列附註(甲))	**981**	262	**–**	–
應收賬項(參閱下列附註(乙))	**664**	689	**10**	13
	1,645	951	**10**	13

(甲) 退還用戶之電力銷售折扣每度一角五點二分(一九九九年為八點五分),已於二零零零年一月一日實施。燃料價條款賬之變動如下:

	2000	1999
	百萬元計	百萬元計
1月1日	**262**	186
由損益賬撥入	**(801)**	(745)
本年度退還之折扣	**1,520**	821
12月31日	**981**	262

此賬目結存之款項,包括利息在內,已用於穩定電費價目(參閱附註一(己)),將來亦繼續如此。

(乙) 應收賬項賬齡分析如下:

	集團		公司	
	2000	1999	**2000**	1999
	百萬元計	百萬元計	**百萬元計**	百萬元計
少於一個月	**419**	399	**–**	–
一至三個月過期未付	**16**	27	**–**	–
超過三個月但少於十二個月過期未付	**9**	9	**–**	–
總應收賬項(參閱下列附註)	**444**	435	**–**	–
定金、預付款項及其他應收賬項	**220**	254	**10**	13
	664	689	**10**	13

發給家庭、小型工業和商業及雜項供電客戶的電費賬單,收到時已到期,須立即繳付。發給最高負荷供電客戶的賬單,將給予十六個工作天的信用期限。最高負荷供電客戶如在信用期限後付賬,則本公司可另加百分之五附加費於賬單內。

(十七) 應付營業及其他賬項

	集團		公司	
	2000	1999	**2000**	1999
	百萬元計	百萬元計	**百萬元計**	百萬元計
應付賬項(參閱下列附註)	**1,428**	1,652	**42**	46
遞延應付賬項流動部份 (參閱附註十九)	**208**	309	**–**	–
	1,636	1,961	**42**	46
應付賬項賬齡分析如下:				
一個月內到期	**598**	596	**2**	9
一個月至三個月內到期	**342**	678	**1**	1
三個月至十二個月內到期	**414**	315	**–**	–
	1,354	1,589	**3**	10
其他應付賬項	**74**	63	**39**	36
	1,428	1,652	**42**	46

(十八) 非流動計息貸款

	集團	
	2000	1999
	百萬元計	百萬元計
銀行貸款	**13,658**	8,935
銀行貸款流動部份	**(3,976)**	(645)
	9,682	8,290
其他貸款(參閱下列附註)	**2,700**	1,200
	12,382	9,490

其他貸款為二十七億元(一九九九年為十二億元)定息票據,年息由七厘至七厘七三(一九九九年為七厘六三至七厘七三)。其中五億元(一九九九年為五億元)由香港電燈有限公司所發行,十七億元(一九九九年為七億元)是由Hongkong Electric (Cayman) 有限公司所發行,其餘五億元(一九九九年:無)是由Hongkong Electric Finance (Cayman) 有限公司所發行。

銀行及其他貸款均無抵押及應償還如下（參閱下列附註）：

	集團	
	2000	1999
	百萬元計	百萬元計
（甲）銀行貸款：		
一至二年	**495**	592
二至五年	**8,650**	6,625
五年以上	**537**	1,073
	9,682	8,290
（乙）其他貸款：		
一至二年	**500**	–
二至五年	**1,700**	1,200
五年以上	**500**	–
	2,700	1,200

銀行及其他貸款包括：

(i) 固定利率貸款及以掉換固定利率貸款，年息由五厘六八至八厘（一九九九年為五厘六八至八厘）及

(ii) 浮動利率貸款及以掉換至浮動利率之貸款，息率以香港銀行同業拆息釐定。

此等貸款之最後還款期延伸至二零零七年。

（十九） 遞延應付賬項

	集團	
	2000	1999
	百萬元計	百萬元計
遞延應付賬項	**1,570**	2,079
遞延應付賬項流動部份（參閱附註十七）	**(208)**	(309)
	1,362	1,770
遞延應付賬項應償還如下（參閱下列附註）：		
一至二年	**209**	243
二至五年	**625**	729
五至十年	**528**	798
	1,362	1,770

遞延應付賬項乃無抵押，息率則按照香港銀行同業拆息加息差或固定利率年息約七厘七五至八厘（一九九九年為四厘九至八厘二五）。最後還款期延伸至二零一零年。

(二十) 股本

		公司	
		2000	1999
	股數	**百萬元計**	百萬元計
法定股本			
每股一元之普通股	3,300,000,000	**3,300**	3,300
實收股本			
1月1日	2,085,152,091	**2,085**	2,020
年內所發行之新股(參閱下列附註)	49,109,563	**49**	65
12月31日	2,134,261,654	**2,134**	2,085

於二零零零年六月十二日，本公司增發 49,109,563 股繳足新股作為代息股份，以支付截至一九九九年十二月三十一日止年度之末期股息，每股作價 23.541 元。以上之已繳足新股乃根據一項以股代息選擇權建議而發行。

(廿一) 儲備

	集團			公司		
百萬元計	股本溢價	收益儲備	總數	股本溢價	收益儲備	總數
1999年1月1日	1,918	17,335	19,253	1,918	15,658	17,576
發行新股以代替						
現金股息之溢價	1,451	–	1,451	1,451	–	1,451
本年度保留溢利	–	2,198	2,198	–	2,019	2,019
1999年12月31日	3,369	19,533	22,902	3,369	17,677	21,046
2000年1月1日	**3,369**	**19,533**	**22,902**	**3,369**	**17,677**	**21,046**
發行新股以代替						
現金股息之溢價						
(參閱附註二十)	**1,107**	**–**	**1,107**	**1,107**	**–**	**1,107**
本年度保留溢利	**–**	**2,302**	**2,302**	**–**	**2,023**	**2,023**
2000年12月31日	**4,476**	**21,835**	**26,311**	**4,476**	**19,700**	**24,176**

於二零零零年十二月三十一日，集團收益儲備包括根據一九九四年一月一日實施之新修訂管制計劃協議所計算的一數額相等於管制計劃稅務調整二十二億零一百萬元(一九九九年為十九億七千五百萬元)，此乃代表折舊費用及折舊津貼之累積差額乘以每年實際稅率得出之數。此等管制計劃稅務調整必須保留於本公司之全資附屬公司香港電燈有限公司內，直至該稅項需要支付為止，所以不可分配。

所有本公司之收益儲備皆可供分配予股東。

(廿二) 集團現金流量表附註

(甲) 經營溢利與來自業務活動之淨現金流入對賬

	2000 **百萬元計**	1999 百萬元計
經營溢利	**6,348**	5,545
利息收入	**(566)**	(41)
非上市證券的股息收入	**(112)**	–
利息支出	**947**	655
折舊	**1,443**	1,343
變賣固定資產虧損/(純利)	**29**	(290)
外幣兌換(盈餘)/虧損	**(1)**	1
其他投資減值準備	**84**	84
存貨減少/(增加)	**50**	(13)
應收營業及其他賬項減少/(增加)	**33**	(146)
應付營業及其他賬項		
不包括遞延賬項流動部份增加/(減少)	**26**	(24)
燃料價條款賬增加	**(719)**	(76)
來自業務活動之淨現金流入	**7,562**	7,038

(乙) 本年度融資變動分析

百萬元計	**2000**	**淨現金流入/(流出)**	**現金(流出)**	**現金流入**	1999
股本(包括溢價)	**6,610**	**1,156**	**–**	**1,156**	5,454
銀行及其他貸款	**16,358**	**6,223**	**(6,954)**	**13,177**	10,135
遞延應付賬項	**1,570**	**(509)**	**(509)**	**–**	2,079
客戶按金	**1,242**	**73**	**(171)**	**244**	1,169
	25,780	**6,943**	**(7,634)**	**14,577**	18,837

百萬元計	1999	**淨現金流入/(流出)**	**現金(流出)**	**現金流入**	1998
股本(包括溢價)	5,454	1,516	–	1,516	3,938
銀行及其他貸款	10,135	330	(1,620)	1,950	9,805
遞延應付賬項	2,079	(263)	(311)	48	2,342
客戶按金	1,169	38	(177)	215	1,131
	18,837	1,621	(2,108)	3,729	17,216

(廿三) 關連人士交易

年內集團有以下主要關連人士交易：

	集團	
	2000	1999
	百萬元計	百萬元計
購買燃煤（參閱下列附註（甲））	**46**	141
已收及未收工程顧問服務費（參閱下列附註（乙））	**(4)**	(11)
購買電器設備（參閱下列附註（丙））	**8**	7
購買石灰石粉（參閱下列附註（丙））	**6**	7
利息收入（參閱下列附註（丁））	**(501)**	–
購買資產（參閱下列附註（戊））	**21**	–

（甲） 本公司一全資附屬公司，香港電燈有限公司（「港燈」）於一九八六年二月四日，根據正常之商業條件及一般之業務程序，與道達爾能源（香港）有限公司（「道達爾」）訂立一項協議。該公司百分之五十股權乃由和記黃埔有限公司所擁有。根據該協議港燈以正常之商業條件，同意按照每年議定之價格與道達爾購買燃煤。和記黃埔有限公司乃本公司之主要股東長江基建集團有限公司之控股公司。本年度總數四千六百萬元（一九九九年為一億四千萬元）之燃煤，約佔港燈百分之六（一九九九年為百分之十七點一）購煤量，由道達爾所供應。燃煤之價格是按照二零零零年普遍採用之市價釐定。此項協議曾於一九八七年五月十六日之通告內披露給股東。

於二零零零年十二月三十一日止年度，本公司沒有欠道達爾（一九九九年為一千六百七十萬元）。

（乙） 本公司一全資附屬公司，協聯工程有限公司（「協聯」）於一九九七年十月三十日在一般業務程序下與廣東省珠海發電廠有限公司（「廣珠發電」）及廣東創成電力工程監理有限公司（「創成電工」）簽訂顧問工程協議（「協議」）。根據協議，廣珠發電聘請協聯及創成電工共同提供顧問服務，並協助監督珠海發電廠（「電廠」）之交鑰匙興建工程服務。該電廠擁有兩台七百兆瓦蒸氣渦輪發電機組。有關條款乃以正常之商業條件經過雙方公平磋商後達成。

長江基建集團有限公司持有廣珠發電百分之四十五之股權，而同時亦為本公司主要股東。創成電工乃一獨立第三者。

協聯及創成電工按協議所提供之一般服務，除其他之外，包括派遣專業工程人員出任廣珠發電之工程代表，負責管理整項工程，及就電廠的不同興建階段進行監管工作。

協聯和創成電工亦將提供額外服務，例如派遣工程人員前往生產商的工場，統籌及督促付運工作，及協助廣珠發電監督交鑰匙承建商矯正工程上的缺陷。

按協議規定，協聯及創成電工已於一九九六年十一月一日開始提供服務，服務將延長至二零零一年二月。

就協議所提供的一般服務，協聯將獲取港幣三千五百四十二萬四千元的費用。此數額乃根據協議期內預計服務所需的員工數目和類別，以及各員工每月薪資計算。

另外，協聯將就提供的額外服務收取進一步費用，有關數額根據協議所訂員工每日薪資及提供服務日數計算。廣珠發電須於收到協聯的發票後三十日內繳付有關費用。

於二零零零年十二月三十一日止年度，廣珠發電欠本公司二百萬元（一九九九年為五百五十萬元）。

(丙) 港燈與和記黃埔有限公司之附屬公司 A.S. Watson Group (HK) Limited ("Watson") 訂立兩份協議。根據一九九九年一月七日訂立的協議，Watson 同意由一九九九年三月一日至二零零一年二月二十八日替私人屋邨供應及安裝不同類型的電熱水器。該等熱水器在合約期間的單位價格已在協議內確定。而有關款項須於接獲已安裝熱水器的經核證發票後三十天內支付。根據二零零零年一月十七日訂立的協議，Watson 同意於二零零零年替若干公共屋邨的住戶供應及安裝不同類型的電器設備。協議內已列明該等電器設備的單位價格。港燈須於安裝完成及收取發票後三十日內支付住戶所付價格與協議內列明的單位價格的差額予 Watson。年內按以上兩份協議所產生之金額為八百萬元(一九九九年為七百萬元)。於二零零零年十二月三十一日止年度，本公司欠 Watson 七十萬元(一九九九年為一百萬元)。

港燈與長江基建集團有限公司之附屬公司青洲英坭(集團)有限公司(「青洲英坭」)於一九九九年四月十六日訂立協議，及於二零零零年五月二十二日訂立一份變更訂購單。根據該協議及變更訂購單，青洲英坭同意由一九九九年五月一日至二零零一年四月三十日向港燈供應石灰石粉。港燈將會不時向青洲英坭訂購石灰石粉，價格按協議及變更訂購單列明的單位價格計算。港燈須於收到青洲英坭之發票後三十日內支付有關款項。年內按此協議所產生之金額為六百萬元(一九九九年為七百萬元)。於二零零零年十二月三十一日止年度，本公司欠青洲英坭三十萬元(一九九九年為一百萬元)。

(丁) 年內，本集團及長江基建集團有限公司各自收購百分之五十權益的 ETSA Utilities 夥伴、CKI/HEI Electricity Distribution Pty 有限公司、Powercor Australia, LLC 及 Powercor Australia 有限公司。ETSA Utilities 夥伴於澳洲的南澳洲省經營及管理配電業務。CKI/HEI Electricity Distribution Pty 有限公司、Powercor Australia, LLC 及 Powercor Australia 有限公司於澳洲的維多利亞省經營及管理配電及電力零售業務。

兩間在澳洲註冊成立的海外全資擁有附屬公司向外的財務機構所獲貸款，全數貸予這些聯營公司。於二零零零年十二月三十一日止年度，這些聯營公司欠兩間附屬公司之收息貸款合共六十一億六千五百萬元(一九九九年：無)(參閱附註十三)。該項借貸無須抵押，應計利息與兩間附屬公司從各財務機構所獲貸款之利率相同，另加就貸款協議而加收之息差，且(在不抵觸與這些聯營公司優先債權人所協議之後償債權安排的情況下)需於要求時即時還款。

(戊) 港燈與合致工程服務有限公司(「合致」)訂立兩份協議。和記黃埔有限公司持有合致百份之五十權益，而和記黃埔有限公司亦為本公司主要股東長江基建集團有限公司之控股公司。

根據二零零零年三月二十八日訂立的協議，合致同意於本集團之南丫島發電廠碼頭擴建部份安裝一組卸煤及輸送系統，以便將本集團用以發電之燃煤由碼頭運送到發電廠，代價為二千五百五十萬元。

根據二零零零年十二月十四日訂立的協議，合致同意於本集團南丫島發電廠之連合循環式機組，提供冷卻水系統之全盤安裝、檢驗、測試及投產，代價約為一千一百萬元。

年內按以上兩協議所產生之金額為二千一百萬元(一九九九年：無)。於二零零零年十二月三十一日止年度，本公司欠合致五百萬元(一九九九年：無)。

(廿四) 資本承擔

	集團	
	2000	1999
	百萬元計	百萬元計
未包括在賬項內之資本支出：		
已批准及簽約	**2,660**	2,487
已批准但未簽約	**13,872**	12,070

以上已簽約之資本承擔將會由銀行貸款、短期信貸及內部資金所提供。本集團對外匯承擔經已購買遠期外匯合約及進行外幣掉期安排。

已批准但未簽約之資本支出則會由供應商信貸合約、銀行貸款、短期信貸及內部資金所提供。

本公司與嘉宏國際集團有限公司、和記黃埔有限公司及長江實業(集團)有限公司簽訂一項合約，保證提供一聯營公司Secan 有限公司百分之二十資本需求，若此項需求不由第三者用其他信貸所提供。

(廿五) 或有債務

	集團		公司	
	2000	1999	**2000**	1999
	百萬元計	百萬元計	**百萬元計**	百萬元計
為下列公司所作之銀行借款擔保：				
附屬公司	**–**	–	**6,458**	–
聯營公司	**8**	8	**8**	8
為附屬公司所作之其他擔保	**–**	–	**3,205**	1,394
	8	8	**9,671**	1,402

(廿六) 比較數字

利息收入於二零零零年歸類為其他收入。截至一九九九年十二月三十一日止之營業額及其他收入之比較數字，曾作適當調整，以符合本年度在賬項表達形式上之需要。

ETSA Utilities 夥伴財務報表摘要

綜合損益表

一九九九年十二月十三日至二零零零年十二月三十一日期間

	澳幣百萬元計	等值港幣百萬元計
營業額	584	2,522
營運及服務開支	(195)	(842)
未扣除利息、稅項、折舊及攤銷前經營溢利	389	1,680
折舊及攤銷	(127)	(547)
未扣除利息及稅項前溢利	262	1,133

綜合資產負債表

於二零零零年十二月三十一日

	澳幣百萬元計	等值港幣百萬元計
非流動資產	3,363	14,530
流動資產	216	932
流動負債	(157)	(678)
	3,422	14,784
股本	1	4
保留虧損	(5)	(22)
	(4)	(18)
非流動負債		
一後償貸款	1,270	5,486
一其他貸款及應付款項	2,156	9,316
	3,422	14,784

Powercor Australia 集團財務報表摘要

綜合損益表

二零零零年九月六日至二零零零年十二月三十一日期間

	澳幣百萬元計	等值港幣百萬元計
營業額	328	1,418
營運及服務開支	(198)	(857)
未扣除利息、稅項、折舊及攤銷前經營溢利	130	561
折舊及攤銷	(30)	(128)
未扣除利息及稅項前溢利	100	433

綜合資產負債表

於二零零零年十二月三十一日

	澳幣百萬元計	等值港幣百萬元計
非流動資產	2,561	11,065
流動資產	237	1,022
流動負債		
一公司間貸款	(1,584)	(6,843)
一其他貸款及應付款項	(255)	(1,103)
	959	4,141
保留盈餘	20	84
非流動負債	939	4,057
	959	4,141

五年集團溢利概要及集團資產負債表

五年集團溢利概要

港幣百萬元計	**2000**	1999	1998	1997	1996
營業額	**10,643**	9,690	9,759	8,499	8,117
經營溢利	**6,348**	5,545	5,483	4,661	4,475
所佔聯營公司之損益	**(2)**	3	7	298	30
除稅前溢利	**6,346**	5,548	5,490	4,959	4,505
稅項	**(637)**	(496)	(494)	(432)	(385)
除稅後溢利	**5,709**	5,052	4,996	4,527	4,120
管制計劃調撥	**(174)**	234	(29)	182	34
股東應得溢利	**5,535**	5,286	4,967	4,709	4,154

附註：由於利息收入於二零零零年歸類為其他收入，故一九九六年度至一九九九年度的營業額已為比較目的作出了調整。

五年集團資產負債表

港幣百萬元計	**2000**	1999	1998	1997	1996
固定資產	**41,592**	39,661	37,645	35,011	32,202
聯營公司權益	**6,326**	23	90	89	155
證券投資	**891**	84	168	168	–
流動負債淨額	**(5,115)**	(2,242)	(4,367)	(4,472)	(3,946)
總資產減流動負債	**43,694**	37,526	33,536	30,796	28,411
非流動負債淨額	**(14,986)**	(12,429)	(11,861)	(11,161)	(10,518)
減費儲備	**(14)**	(21)	(62)	(92)	(93)
發展基金	**(249)**	(89)	(340)	(338)	(556)
資產淨值	**28,445**	24,987	21,273	19,205	17,244
股本	**2,134**	2,085	2,020	2,020	2,020
儲備	**26,311**	22,902	19,253	17,185	15,224
	28,445	24,987	21,273	19,205	17,244

十年管制計劃明細表

香港電燈有限公司

(甲) 管制計劃

香港電燈有限公司(「港燈」),即本公司屬下之一全資附屬公司,其業務須遵照與香港政府共同訂立之管制計劃經營。一九九四年一月一日修訂之管制計劃,於一九九九年一月一日再作修訂,有效期至二零零八年十二月三十一日止。

按照管制計劃規定,港燈可根據固定資產平均淨值每年賺取准許利潤十三厘五,另加由一九七九年一月一日後動用港燈股東增加投資所購置之固定資產平均值一厘五之溢利。准許利潤與管制計劃收入淨額之差額,將由損益賬內撥往發展基金或自該基金撥回損益賬。於計算管制計劃收入淨額時,涉及購置固定資產之利息(無論已撥入收益賬或作資本支銷),連同一項稅務調整必須一併加於除稅後之溢利上計算,但利息調整之數以不超過年息八厘為限。除此外,再按照發展基金平均結存百分之八,由損益賬撥往減費儲備。

根據一九九四年一月一日實施之新修訂管制計劃協議,港燈需要保留收益儲備相等於一項跟隨稅率計算之管制計劃稅務調整。此項儲備必須保留於港燈內,直至該稅項需要支付為止。

(乙) 十年管制計劃明細表截至十二月三十一日止年度

港幣百萬元計	**2000**	1999	1998	1997	1996	1995	1994	1993	1992	1991
電力銷售	**10,543**	9,577	9,627	8,366	7,980	7,271	6,974	6,197	5,517	4,970
減:燃料價條款賬	**(801)**	(745)	(623)	(479)	(449)	(458)	(512)	(402)	(332)	(296)
其他管制計劃收入	**54**	64	62	66	86	60	61	51	49	69
電費收入毛額	**9,796**	8,896	9,066	7,953	7,617	6,873	6,523	5,846	5,234	4,743
燃料費用	**(823)**	(842)	(973)	(1,036)	(1,034)	(965)	(878)	(892)	(894)	(875)
經營費用	**(845)**	(798)	(755)	(742)	(711)	(899)	(813)	(804)	(755)	(674)
利息	**(590)**	(648)	(778)	(436)	(424)	(241)	(282)	(240)	(221)	(188)
折舊	**(1,448)**	(1,348)	(1,382)	(1,152)	(1,070)	(845)	(817)	(943)	(801)	(654)
未除稅收入淨額	**6,090**	5,260	5,178	4,587	4,378	3,923	3,733	2,967	2,563	2,352
管制計劃稅項	**(862)**	(747)	(822)	(748)	(713)	(649)	(603)	(505)	(452)	(380)
除稅後收入淨額	**5,228**	4,513	4,356	3,839	3,665	3,274	3,130	2,462	2,111	1,972
借入資本利息	**775**	790	867	780	666	601	445	359	325	303
增加客戶按金利息	**3**	1	–	–	–	–	–	–	–	–
管制計劃收入淨額	**6,006**	5,304	5,223	4,619	4,331	3,875	3,575	2,821	2,436	2,275
撥(入)/自發展基金	**(160)**	251	(2)	218	82	6	(274)	27	76	(47)
准許利潤	**5,846**	5,555	5,221	4,837	4,413	3,881	3,301	2,848	2,512	2,228
借入資本利息	**(775)**	(790)	(867)	(780)	(666)	(601)	(445)	(359)	(325)	(303)
增加客戶按金利息	**(3)**	(1)	–	–	–	–	–	–	–	–
撥入減費儲備	**(14)**	(17)	(27)	(36)	(48)	(51)	(40)	(31)	(35)	(36)
利潤淨額	**5,054**	4,747	4,327	4,021	3,699	3,229	2,816	2,458	2,152	1,889

十年資產負債表

於十二月三十一日

香港電燈有限公司

港幣百萬元計	**2000**	1999	1998	1997	1996	1995	1994	1993	1992	1991
資產										
非流動資產										
固定資產	**41,688**	39,761	37,750	35,120	32,315	29,087	24,590	20,800	18,282	16,191
流動資產										
煤及燃油	**100**	142	135	143	188	152	148	147	117	154
物料	**299**	309	291	280	275	265	225	196	166	146
燃料價條款賬	**981**	262	186	–	–	–	–	–	–	–
應收營業及其他賬項	**633**	641	525	486	416	348	356	317	279	256
應收信貸股本 *(附註一)*	**1,539**	1,517	1,311	1,136	1,025	800	743	914	806	704
銀行結存	**12**	9	–	–	6	1	1	4	3	33
	3,564	2,880	2,448	2,045	1,910	1,566	1,473	1,578	1,371	1,293
流動負債										
銀行及其他貸款	**(8,773)**	(5,992)	(5,176)	(4,680)	(4,901)	(3,326)	(2,403)	(1,853)	(1,064)	(614)
燃料價條款賬	**–**	–	–	(7)	(20)	(103)	(147)	(129)	(114)	(107)
應付營業及其他賬項	**(1,511)**	(1,867)	(2,309)	(2,351)	(1,957)	(3,024)	(1,544)	(1,300)	(1,288)	(1,007)
税項	**(209)**	(227)	(179)	(142)	(204)	(53)	(130)	(83)	(58)	(94)
擬派股息	**(3,917)**	(3,945)	(3,518)	(3,036)	(2,828)	(2,409)	(2,102)	(2,074)	(1,811)	(1,587)
	(14,410)	(12,031)	(11,182)	(10,216)	(9,910)	(8,915)	(6,326)	(5,439)	(4,335)	(3,409)
流動負債淨額	**(10,846)**	(9,151)	(8,734)	(8,171)	(8,000)	(7,349)	(4,853)	(3,861)	(2,964)	(2,116)
總資產減流動負債	**30,842**	30,610	29,016	26,949	24,315	21,738	19,737	16,939	15,318	14,075
非流動負債										
銀行及其他貸款	**(7,439)**	(8,790)	(8,444)	(8,343)	(5,649)	(3,461)	(3,776)	(2,677)	(2,014)	(2,115)
遞延應付賬項	**(1,362)**	(1,770)	(2,036)	(1,734)	(3,103)	(4,064)	(3,043)	(2,709)	(2,659)	(2,133)
客戶按金	**(1,242)**	(1,169)	(1,131)	(1,084)	(1,016)	(958)	(892)	(814)	(749)	(661)
	(10,043)	(11,729)	(11,611)	(11,161)	(9,768)	(8,483)	(7,711)	(6,200)	(5,422)	(4,909)
減費儲備 *(附註二)*	**(14)**	(21)	(62)	(92)	(93)	(80)	(64)	(105)	(149)	(149)
發展基金 *(附註三)*	**(249)**	(89)	(340)	(338)	(556)	(638)	(644)	(370)	(397)	(473)
資產淨值	**20,536**	18,771	17,003	15,358	13,898	12,537	11,318	10,264	9,350	8,544
資本及儲備										
股本	**2,411**	2,411	2,411	2,411	2,411	2,411	2,411	2,411	2,411	2,411
儲備 *(附註四)*	**2,201**	1,975	1,724	1,390	1,066	730	311	–	–	–
	4,612	4,386	4,135	3,801	3,477	3,141	2,722	2,411	2,411	2,411
信貸股本	**15,924**	14,385	12,868	11,557	10,421	9,396	8,596	7,853	6,939	6,133
	20,536	18,771	17,003	15,358	13,898	12,537	11,318	10,264	9,350	8,544

附註：

(一) 此乃香港電燈集團有限公司由港燈所收之部份股息，再投資當本年度之新信貸股本而於下一年度收取。

(二) 此儲備之目的乃以回扣方式，用作減低用戶的電費。

(三) 設立發展基金之主要目的，是用以協助購置固定資產，而非作為股東權益之一部份。

(四) 此儲備乃根據一九九四年一月一日實施之新修訂管制計劃協議所計算的一項管制計劃税務調整，此乃代表折舊及税務津貼之累積差額乘以每年實際税率得出之數。此項管制計劃税務調整必須保留於港燈內，直至該税項需要支付為止。

十年經營統計

香港電燈有限公司

	2000	1999	1998	1997	1996	1995	1994	1993	1992	1991
售電量(百萬度)										
商業用電	**7,141**	6,875	6,781	6,401	6,148	5,782	5,688	5,271	4,866	4,622
家庭用電	**2,346**	2,288	2,448	2,212	2,243	2,089	2,024	1,919	1,763	1,694
工業用電	**505**	490	464	466	482	509	545	561	586	622
合計(百萬度)	**9,992**	9,653	9,693	9,079	8,873	8,380	8,257	7,751	7,215	6,938
每年增加(百分率)	**3.5**	(0.4)	6.8	2.3	5.9	1.5	6.5	7.4	4.0	5.8
平均淨電費每度(分)										
基本電費	**105.7**	99.4	99.4	92.2	89.9	86.8	84.5	80.0	76.1	71.6
燃料價條款折扣	**(15.2)**	(8.5)	(8.5)	(5.4)	(6.0)	(6.0)	(6.0)	(5.0)	(4.5)	(3.5)
減費折扣	**(0.2)**	(0.6)	(0.6)	(0.4)	(0.4)	(0.4)	(1.0)	(1.0)	(0.5)	(0.4)
淨電費每度(分)	**90.3**	90.3	90.3	86.4	83.5	80.4	77.5	74.0	71.1	67.7
客戶總數(千位)	**526**	519	513	513	504	493	483	472	456	445
總發電能量(兆瓦)										
燃氣輪機及後備發電機組	**805**	805	805	805	805	805	805	805	805	805
燃煤發電機組	**2,500**	2,500	2,500	2,500	2,150	2,150	1,800	1,800	1,800	1,450
合計(兆瓦)	**3,305**	3,305	3,305	3,305	2,955	2,955	2,605	2,605	2,605	2,255
系統最高需求量(兆瓦)	**2,417**	2,343	2,316	2,205	2,118	2,006	2,021	1,890	1,819	1,680
每年增加(百分率)	**3.2**	1.2	5.0	4.1	5.6	(0.7)	6.9	3.9	8.3	4.2
週年負荷系數(百分率)	**53.5**	53.4	54.2	53.5	54.3	54.2	53.0	53.1	51.2	53.5
熱功效率(百分率)	**35.6**	35.8	35.9	35.8	35.8	35.3	35.7	36.0	36.0	35.7
燃煤機廠房應用率(百分率)	**84.3**	87.1	89.2	91.0	90.8	91.9	93.7	93.1	88.2	93.9
電力開關站	**20**	20	18	18	17	17	16	16	14	13
分區電力站	**25**	25	23	23	22	22	22	21	20	19
用戶電力分站	**3,391**	3,309	3,230	3,172	3,101	3,021	2,954	2,899	2,804	2,717
僱員人數	**2,325**	2,403	2,490	2,542	2,625	2,700	2,713	2,706	2,737	2,811
資本支銷(百萬元)	**3,549**	3,622	4,248	4,107	4,424	5,459	4,668	3,486	2,970	2,667

股東週年大會通告

茲定於二零零一年五月十日星期四中午十二時假座香港九龍紅磡德豐街二十號海逸酒店一樓大禮堂舉行股東週年大會，討論下列事項：

作為普通事項

（一）省覽本公司截至二零零零年十二月三十一日止年結及董事局與核數師報告書。

（二）宣派末期股息。

（三）重選退任董事。

（四）聘任核數師及授權董事局議定其酬金。

作為特別事項

（五）考慮及認為適當時，通過下列決議案為普通決議案：

「**動議**：

（甲）無條件授權董事局在有關期間內發行及處置不超過本公司於本決議案通過日已發行股本額百分之二十之本公司新股份；及

（乙）就本決議案而言：

「有關期間」乃指由本決議案通過之日直至下列三者中較早日期止之期間：

(i) 本公司下屆股東週年大會結束；

(ii) 依據法例規定本公司下屆股東週年大會須予召開之期限屆滿之日；及

(iii) 本決議案經由本公司股東於股東大會上通過普通決議案將之撤銷或修訂之日。」

（六）考慮及認為適當時，通過下列決議案為普通決議案：

「**動議**：

（甲）在下文（乙）段之規限下，一般性及無條件批准董事局在有關期間內，根據所有適用法例及不時修訂之香港聯合交易所有限公司證券上市規則之要求，行使本公司之一切權力以購回本公司已發行股本中每股面值港幣一元之股份；

（乙）本公司按照上文（甲）段之批准可購回股份之數量不得超過本公司於本決議案通過之日已發行股份總數之百分之十；及

（丙）就本決議案而言：

「有關期間」乃指由本決議案通過之日直至下列三者中較早日期止之期間：

(i) 本公司下屆股東週年大會結束；

(ii) 依據法例規定本公司下屆股東週年大會須予召開之期限屆滿之日；及

(iii) 本決議案經由本公司股東於股東大會上通過普通決議案將之撤銷或修訂之日。」

（七）考慮及認為適當時，通過下列決議案為普通決議案：

「**動議**擴大董事局根據本屆大會通告所載之第五項決議案發行及處置新股之授權，在其上另加相當於本公司根據本屆大會通告所載之第六項普通決議案授權購回之本公司股本總面額之數額，但該數額不得超過本公司於有關決議案通過日已發行股本總面額之百分之十。」

（八）考慮及認為適當時，通過下列決議案為特別決議案：

「**動議**批准及採納已提呈大會並由本公司主席簽署以資鑑別之印刷文件所載之組織章程細則，作為本公司之組織章程細則，以取代本公司全部現有細則。」

承董事局命

公司秘書
黃莉華
香港，二零零一年三月八日

附註：

（一）有權出席投票之股東，均有權委任不超過兩位代表出席，並於表決時代其投票。代表人不必為本公司股東。根據本公司組織章程，委派代表書須於股東大會舉行前四十八小時交達本公司註冊辦事處，地址為香港北角城市花園道二十八號港燈中心。

（二）本公司將由二零零一年五月三日星期四至二零零一年五月十日星期四（首尾兩日包括在內）暫停辦理股票過戶工作。凡擬獲派股息者，務須於二零零一年五月二日星期三下午四時前，將過戶文件連同有關股票送達股權登記處香港中央證券登記有限公司，地址為香港皇后大道東一百八十三號合和中心十九樓。

（三）就上述第五項議程之議案，董事局表明現時並無計劃發行任何新股。

（四）就上述第六項議程之議案，董事局表明將於認為符合股東利益之情況下行使授權購回公司股份。就香港聯合交易所有限公司證券上市規則之要求詳載建議購回股份之說明文件，將連同年報另函寄予各股東。

（五）上述第八項議程之議案乃徵求股東批准及採納經修訂組織章程細則。該等經修訂之組織章程細則載有就本公司自一九七六年註冊成立以來沿用至今之現有細則所作出之若干修改。建議對現有細則作出之修改及整套經修訂組織章程細則將連同年報寄予各股東。



Hongkong Electric Holdings Limited
香港電燈集團有限公司

2000年年報

高瞻遠矚 再創新領域